As filed with the Securities and Exchange Commission on May 28, 2026.

SECURITIES ACT FILE NO. 333-261313

INVESTMENT COMPANY ACT FILE NO. 811-23201

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 9	☒

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 23	☒

HARRISON STREET REAL ASSETS FUND LLC

(Exact Name of Registrant as Specified in Charter)

5050 S. Syracuse Street

Denver, Colorado 80237

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (877) 200-1878

William R. Fuhs, Jr.

c/o Harrison Street Private Wealth LLC

5050 S. Syracuse Street

Denver, Colorado 80237

(Name and Address of Agent for Service)

COPY TO:

Kenneth Burdon, Esq. Simpson Thacher & Bartlett LLP 855 Boylston Street Boston, MA 02116	Jacqueline Edwards, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☒	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ____.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ____.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ____.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, May 28, 2026
PROSPECTUS DATED [ ], 2026

HARRISON STREET REAL ASSETS FUND LLC
Shares of Beneficial Interest: (VCRRX)
Harrison Street Real Assets Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”), and repurchased by the Fund on a quarterly basis in an amount not less than 5% nor more than 25% of the Fund’s outstanding Shares pursuant to Rule 23c-3 under the Investment Company Act. See “Prospectus Summary – Quarterly Repurchases of Shares.” The Fund has elected to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).
Investment Objective. The Fund’s investment objective is to achieve long-term Real Returns through current income and long-term capital appreciation with low correlation to the broader public equity and debt markets. “Real Returns” are defined as total returns adjusted for the effects of inflation.
Investment Strategies. Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to U.S. and non-U.S. public and private investments in the following real asset classes: (i) infrastructure, (ii) timberland, and (iii) agriculture/farmland (together, “Real Asset Related Investments”). The Fund obtains exposure to Real Asset Related Investments through (i) investments in third party private funds that themselves invest in real assets; (ii) investments in one or more wholly-owned and controlled subsidiaries that engage in investment activities in securities or other assets and are treated as corporations or disregarded entities for tax purposes (“Subsidiaries”); (iii) a subsidiary that is a real estate investment trust that invests in real assets (the “Sub-REIT”); (iv) investments in publicly traded equity and debt securities associated with real assets, including infrastructure, timberland, and agriculture/farmland (“Real Asset Securities”); (v) investments in securities of other registered investment companies, including open-end, closed-end, or unit investment trust investment companies, including ETFs, that invest in, or have exposure to, real assets and (vi) direct investments in private debt investments associated with real assets, including real asset-related loans originated by bank or non-bank lenders.
Shares. This Prospectus applies to the offering of a single class of shares of beneficial interest of the Fund (the “Shares”). The Shares are continuously offered at the Fund’s net asset value (“NAV”) per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund. The Shares will not be listed on any securities exchange and it is not anticipated that a secondary market for the Shares will develop; however, the Fund intends to authorize transfers of shares through the NFS (as defined below) auction process, which, if used, may, from time to time, provide a limited opportunity to dispose of Shares outside of the Fund’s Repurchase Offers. Moreover, these securities are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the Limited Liability Company Agreement of the Fund (as amended and restated from time to time, the “LLC Agreement”).

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Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.
•
The Fund does not intend to list its Shares on any securities exchange during the offering period, and the Fund does not expect a secondary market in the Shares to develop; however, the Fund intends to authorize transfers of shares through the auction process which, if used, may, from time to time, provide a limited opportunity to dispose of Shares outside of the Fund’s Repurchase Offers. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

•
You should not expect to be able to sell your Shares other than through the Fund’s repurchase offers, regardless of how the Fund performs. If you are able to sell your Shares, other than through the Fund’s repurchase offers, you will likely receive less than your purchase price.

•
Even though the Fund will offer to repurchase Shares on a quarterly basis, you should consider Shares of the Fund to be an illiquid investment. There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.

•
The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk” in the Prospectus and “Conflicts of Interest” in the Statement of Additional Information (the “SAI”).

•	You will bear substantial direct and indirect fees and expenses in connection with your investment in the Fund.
•	The underlying Private Funds involve a high degree of business and financial risk that can lead to substantial losses.
•
The Fund, the Subsidiaries, the Sub-REIT, and the underlying Private Funds may utilize borrowings and financial leverage and significant risks may be assumed as a result. See “Risk Factors – Leverage Risk.”

•	The amount of distributions that the Fund may pay, if any, is uncertain.
•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and borrowings.
•	The Fund should be considered a complex investment and entails substantial risk. You should invest in the Fund only if you can sustain a substantial or complete loss of your investment.
This Prospectus sets forth the information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Statement of Additional Information (the “SAI”), dated [ ], 2026, has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The SAI is incorporated by reference into this Prospectus in its entirety. You can request a copy of the SAI, the Fund’s annual and semi-annual reports or other information about the Fund without charge or make other shareholder inquiries by writing to the Fund at 5050 S. Syracuse Street, Denver, Colorado 80237 or by calling (877) 200-1878. You can also obtain the SAI, the Fund’s annual and semi-annual reports, and other information about the Fund on the Adviser’s website, located at www.harrisonstpw.com. The SAI, material incorporated by reference, and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).
Neither the SEC nor any state securities commission has approved or disapproved these securities or determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense. Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
Prospective investors should not construe the contents of this Prospectus as legal, tax, financial or other advice. Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

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OFFERING PROCEEDS

	Price to Public(1)	Sales Load(2)	Proceeds to the Fund(1),(3)
Shares	At current NAV	$0.00	Amount invested at current NAV

(1)
An indefinite number of Shares are offered on a best efforts basis and are offered on a continuous basis at a price equal to the Fund’s NAV per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund. The Shares do not carry a “sales load” so the price to the public will equate to the proceeds to the Fund. The proceeds set forth herein have not been reduced by the other expenses of issuance and distribution set forth in “Part C – Other Information – Other Expenses of Issuance and Distribution.”

(2)	The Shares are not subject to a “sales load,” as defined in the Investment Company Act. See “Distribution Arrangements.”
(3)
Foreside Funds Distributors LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group) (the “Distributor”), serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Fund, the Adviser, and/or the Distributor may authorize one or more financial intermediaries (e.g., banks, broker/dealers, investment advisers, trusts, financial industry professionals, etc., collectively referred to as “Intermediaries” and individually as “Intermediary”) to receive orders and provide certain related services on behalf of the Fund. Additionally, the Adviser has entered into distribution and/or servicing agreements to compensate certain Intermediaries for distribution-related activities and/or for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Such compensation to the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Fund’s shares over other potential investments that may also be appropriate for the clients of such Intermediaries. These payments may also have the effect of increasing the Fund’s assets under management, which would increase management fees payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Intermediaries, subject to the limitations imposed by FINRA. Such Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees are not paid by the Fund as compensation for any sales or distribution activities.

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You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of securities in any state where the offer is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this Prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire Prospectus, including the matters set forth under “Risk Factors,” and the Statement of Additional Information (the “SAI”). In this Prospectus and the SAI, unless the context otherwise requires, references to “the Fund,” “we,” “us” and “our” refer to Harrison Street Real Assets Fund LLC.
The Fund
Harrison Street Real Assets Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”). Shares of the Fund have no history of public trading, nor is it intended that such shares will be listed on a public exchange, and therefore should be treated by investors as an illiquid investment (see “Risk Factors” below in this Prospectus). The Fund has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).
Adviser
The Fund’s investment adviser is Harrison Street Private Wealth LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). See “Management of the Fund – Adviser and Investment Management Fee.” Headquartered in Denver, CO, the Adviser is an asset management firm that specializes in real asset investing with approximately $4.1 billion in assets under management as of March 31, 2026. The Adviser has entered into a sub-advisory agreement with Brookfield Public Securities Group LLC (“Brookfield” or the “Sub-Adviser”) in connection with the management of a portion of the Fund’s assets allocated to it by the Adviser. From time to time, the Adviser may determine not to allocate any of the Fund’s assets to the Sub-Adviser. “Management of the Fund – Sub-Adviser and Sub-Advisory Fees.”
Continuous Offering
The Fund is offering shares of beneficial interest of the Fund (collectively, the “Shares”) on a continuous basis at the Fund’s net asset value (“NAV”) per Share. The NAV per Share is computed by dividing the Fund’s NAV by the total number of Shares outstanding at the time the determination is made.
Shares of the Fund will be sold to: (i) institutional investors, including registered investment advisers (“RIAs”), banks, brokers/dealers, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors, general partners, or employees of the Fund or the Adviser. The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $25,000 and the minimum for those investors referred to in clause (ii) above is $10,000. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances. Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.
The Fund may close at any time to new investors and, during such closings, dividend reinvestment and additional or new Share purchases may only be executed by institutions that are existing shareholders and their clients. Following any such closure, the Fund may re-open to new investors and subsequently close again to new investors at any time at the discretion of the Adviser. Any such opening and closing of the Fund will be disclosed to the investors via a supplement to this Prospectus.

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Foreside Funds Distributors LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group) (the “Distributor”), serves as the Fund’s principal underwriter and distributor of the Fund’s Shares. The Adviser retains the right to approve any proposed investor in the Fund prior to its purchase of Shares through the Distributor. In addition, both the Adviser and the Fund reserve the right to reject any purchase order for any reason.
Interval Fund
Shares are not redeemable. The Fund is operated as an interval fund and, as such, has established a repurchase policy pursuant to Rule 23c-3 under the Investment Company Act that provides that each quarterly period the Fund will offer to repurchase not less than 5% nor more than 25% of the Fund’s outstanding Shares. The Fund will not be required to repurchase Shares at a shareholder’s option nor will Shares be exchangeable for units, interests or shares of any investment of the Fund. As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares, whenever such investor would prefer. The Fund is intended for long-term investors and the liquidity risk may be greater for investors expecting to sell their Shares in a relatively short period after purchase. If and to the extent that a public trading market ever develops for the Shares, shares of closed-end investment companies frequently trade at a discount from their NAV per Share and initial offering prices. For those investors that cannot bear risk of loss or relative lack of liquidity, investment in the Fund may not be suitable. The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. See “Quarterly Repurchases of Shares”, “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”
Use of Proceeds
The Fund will invest the proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objective and policies as stated below. In addition, for cash management purposes, the proceeds of this offering may be invested by the Fund in short-term, high-quality debt securities, money market instruments, money market funds and/or liquid real asset-focused exchange-traded funds (“ETFs”), in addition to, or in lieu of, investments consistent with the Fund’s investment objective and investment policy. See “Risk Factors” for more discussion of the potential limitations on the Fund’s ability to invest consistent with its investment objective and investment policy.
Investment Objective and Strategies
The Fund’s investment objective is to achieve long-term Real Returns through current income and long-term capital appreciation with low correlation to the broader public equity and debt markets. “Real Returns” are defined as total returns adjusted for the effects of inflation.
Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to U.S. and non-U.S. public and private investments in the following real asset classes: (i) infrastructure, (ii) timberland, and (iii) agriculture/farmland (together, “Real Asset Related Investments”). The Fund obtains exposure to Real Asset Related Investments through (i) investments in third party private funds that themselves invest in real assets; (ii) investments in one or more wholly-owned and controlled subsidiaries that engage in investment activities in securities or other assets and are treated as corporations or disregarded entities for tax purposes (“Subsidiaries”); (iii) a subsidiary that is a real estate investment trust that invests in real assets (the “Sub-REIT”); (iv) investments in publicly traded equity and debt securities associated with real assets, including infrastructure, timberland, and agriculture/farmland (“Real Asset Securities”); (v) investments in securities of other registered investment companies, including open-end, closed-end, or unit investment trust investment companies, including ETFs, that invest in, or have exposure to, real assets; and (vi) direct investments in private debt investments associated with real assets, including real asset-related loans originated by bank or non-bank lenders. The principal investment strategies of the Fund reflect the aggregate operations of the Fund, its Subsidiaries, and the Sub-REIT.
Private Funds, Sub-REIT, Real Asset Securities, Other Registered Investment Companies, and Private Debt
Private Funds. The Fund may gain exposure to Real Asset Related Investments through investments in continuously offered private real asset funds and, to a limited extent, through investments in closed-end institutional real asset funds (collectively the “Private Funds”). The Private Funds invest in the equity (common and preferred) and debt financings associated with the acquisition, development, and operations of real assets. The Private Funds include funds that have minimums to close and maximum capital raise limitations (“targeted capital raises”), multi-year periods with limited or no liquidity (“investment lock-up periods”), and targeted termination or liquidity dates (“expected fund

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life terms”). Although the Private Funds are not investment companies registered pursuant to the Investment Company Act, some of the fund structures may be considered traditional pooled investment vehicles that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the Investment Company Act (which, for the avoidance of doubt, but for Section 3(c)(1) or 3(c)(7) would meet the definition of investment company under the Investment Company Act and not qualify for any other exemption) (“3(c)(1)/3(c)(7) Funds”) while others are entities that qualify as real estate investment trusts (“REITs”), that would otherwise qualify for an exemption pursuant to Section 3(c)(5)(C) of the Investment Company Act, or that would not be investment companies for reasons other than the exemptions in Section 3(c)(1) or 3(c)(7) of the Investment Company Act (collectively, “Other Private Funds”). The Private Funds may invest in properties located outside of the United States, including in any non-U.S. country.
Sub-REIT. The Fund also invests in the Sub-REIT, which makes direct investments into infrastructure, timberland and agriculture/farmland assets. The Fund maintains voting control of the Sub-REIT. The Fund shall report its investment in the Sub-REIT in accordance with generally accepted accounting principles. The Fund’s investments in the Sub-REIT are valued utilizing the fair value principles outlined within the Fund’s Valuation Policy. See “Calculation of Net Asset Value.” For purposes of the Fund’s leverage and concentration policies under the Investment Company Act, the assets of the Sub-REIT are consolidated with the assets of the Fund in order to determine compliance with such policies. Any leverage incurred at the Sub-REIT level is aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. For purposes of complying with its fundamental and non-fundamental investment restrictions and policies pursuant to Section 8 of the Investment Company Act, except with respect to the Fund’s policy with respect to the purchase and sale of real assets, the Fund aggregates its direct investments with the investments of the Sub-REIT. The Fund is the managing member of the Sub-REIT and the Sub-REIT’s board of directors consists of the same members as the Fund’s Board. The Sub-REIT also has the same officers as the Fund. The Sub-REIT does not have operational employees as its physical assets are typically operated by lessees. Additionally, the Sub-REIT engages external management companies for property-level oversight of its investments. The Sub-REIT makes direct investments into infrastructure, timberland and agriculture/farmland assets through wholly-owned subsidiaries. Such wholly-owned subsidiaries are special purpose vehicles established as single member limited liability companies for each investment.
Real Asset Securities. The Fund may invest directly in Real Asset Securities. These securities may include common stock, preferred shares, and debt investments (including secured debt and mezzanine financing), global inflation linked bonds, municipal bonds, and baskets of public securities tied to indices that capture the global opportunity set of listed companies engaged in production related to Real Asset Related Investments. The Fund’s direct and indirect investments in the securities of non-U.S. issuers (excluding the Private Funds), including the securities of issuers located in any one non-U.S. country, shall not exceed in the aggregate 50% of the Fund’s total assets. In the Adviser’s view, unrated securities are not necessarily indicative of a below investment grade asset, particularly where the security is backed by hard assets.
The Sub-Adviser to the Fund is engaged to invest a portion of the Fund’s assets in Real Asset Securities. In certain circumstances or market environments, the Fund may reduce its investment in Real Asset Securities and hold a larger position in ETFs or other registered investment companies or in short-term, high-quality debt securities, money market instruments, money market funds, and/or cash or cash equivalents. The Fund may also invest excess cash balances in these types of investments, as deemed appropriate by the Adviser. The Fund may use derivative strategies for hedging exposure to foreign currencies and interest rates. The Fund will not sell securities short or write uncovered options.
Other Registered Investment Companies. The Fund may invest in securities of other registered investment companies, including open-end, closed-end, or unit investment trust investment companies, including ETFs, that invest in, or have exposure to, real assets, to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the Investment Company Act and related rules and any exemptive relief from or interpretations of the SEC. In addition to third party registered investment companies, the Fund may invest in registered investment companies that are managed by the Adviser or otherwise affiliated with the Fund (“affiliated investment companies”). In particular, the Fund expects to invest a portion of its assets in an infrastructure-focused ETF actively managed by the Adviser, which indirectly subjects the Fund to additional active management risk. Investing in investment companies involves substantially the same risks as investing directly in the underlying instruments, but also involves expenses at the investment company-level, such as portfolio management fees and operating expenses. These

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expenses are in addition to the fees and expenses of the Fund itself, which may lead to duplication of expenses while the Fund owns another investment company’s shares. In addition, investing in investment companies involves the risk that they will not perform in exactly the same manner, or in response to the same factors, as the underlying instruments or index.
Private Debt. The Fund’s real asset debt strategy seeks to create and maintain a portfolio of investments that the Adviser believes will generate a stable income stream of attractive and consistent cash distributions. The Fund may invest, through primary or secondary markets, in infrastructure, timberland, and/or agriculture/farmland loans and other real asset-related securities, including real asset-related loans and other secured and unsecured real asset-related debt. The loans in which the Fund may invest include participating loans, bridge loans, and other real asset-related loans originated by bank or non-bank lenders, including asset management firms, insurance companies, and specialty finance companies, among others. The Fund may also invest in securities of issuers that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy (also known as “distressed debt”). The Adviser may evaluate debt opportunities originated by or arranged through private credit asset managers, origination platforms, private equity asset managers, financial intermediaries, and other parties (“arrangers”). The Adviser may increase or reduce the number of arrangers through which it sources opportunities based on the market environment or Fund growth trajectory. In addition, the Adviser may engage third parties in support of its efforts to review, diligence, monitor, and value private securities owned by the Fund.
Real Asset Related Investments
Infrastructure. Infrastructure assets provide essential facilities and services supporting economic productivity. Such assets may include, among others, regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water distribution and waste water collection and processing facilities), transportation assets (such as toll roads, airports, seaports and railway lines), communications assets (including broadcast and wireless towers, data centers, and satellite networks), supply chain infrastructure assets (such as cold storage facilities, truck terminals, and intermodal facilities), and social infrastructure (including schools, hospitals, prisons and courthouses). In identifying infrastructure investments for the Fund, the Adviser seeks assets that feature, among other characteristics: (i) stable and predictable income and cash flow with low return correlations to traditional asset classes such as public equities and fixed income; (ii) inelastic demand for their use as essential assets for a functioning society (i.e., assets that are essential enough that demand remains relatively constant regardless of changes in price); (iii) minimal operating risk; and (iv) monopolistic characteristics with high barriers to entry (i.e., issuers that are dominant providers of an asset with limited competition). The infrastructure investments typically will be made through the Sub-REIT, Private Funds, separate accounts, co-investments, and/or public companies that invest in and/or operate such assets.
Timberland. Timberland investments involve the acquisition and management of forest assets for the purpose of producing a financial return. The two main subclasses of investments relating to timberland are tree farms and managed natural forests. Timberland investments can provide revenue generation from multiple sources, including harvesting, leasing and usage fees. Additionally, they provide potential for appreciation on both the value of the underlying land purchased, as well as the value of the timber on that land. The timberland investments typically will be made through Private Funds (including REITs), the Sub-REIT, separate accounts, co-investments, and/or public companies that invest in properties that are leased to timberland operators or operated by REIT managers.
Agriculture/Farmland. Agriculture/farmland investments may consist of direct investments in rural land, water rights attached to rural land, and crop and livestock assets that produce food, fiber, and energy. Agriculture/farmland investments focus on the productive capacity of the land base, and returns are often dependent on the biological growth of crops and livestock, as well as appreciation of land and related assets. Agriculture/farmland investments are typically classified into three general categories: (i) row crop investments, which include annual crops such as corn, soybeans, cotton, wheat and rice; (ii) permanent crop investments, which include perennial crops such as fruit and nut, which have both pre-productive and mature periods; and (iii) livestock investments, which include land leased to local operators for grazing or direct livestock ownership and operation. Sources of return typically include an income component from leasing fees, land prices and the price of the underlying commodities. The Fund’s investment strategy will focus on portfolio investments targeting returns from leasing fees and land values. Agriculture/farmland investments typically will be made through Private Funds (including private REITs), the Sub-REIT, separate accounts, co-investments and/or public companies that invest in properties that are leased to farmers and used to grow crops or manage livestock.

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Investments in Subsidiaries
The Fund may make or hold portfolio investments directly or indirectly through one or more Subsidiaries. References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure. The Fund will comply with certain provisions of the Investment Company Act applicable to the Fund on an aggregate basis with the Subsidiaries, including provisions relating to investment policies (Section 8), affiliated transactions and custody (Section 17), and capital structure and leverage (Section 18). To the extent that any Subsidiary directly incurs leverage in the form of debt, such leverage will be aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. VCRRX Subsidiary LLC, a Delaware limited liability company (the “VCRRX Subsidiary”), has the same investment objective and strategies as the Fund and, like the Fund, is managed by the Adviser. The Fund may invest in the VCRRX Subsidiary in order to pursue its investment objective and strategies in a potentially tax-efficient manner.
Selection of Private Funds
The Adviser follows certain general guidelines when reviewing and selecting Private Funds. See “Investment Objective, Investment Strategies and Investment Features – Selection of Private Funds.” Although the Adviser will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and the selection of Private Funds is a fundamentally subjective process. The use of the selection guidelines may be modified or eliminated at the discretion of the Adviser. There can be no assurance that the Adviser will be able to access Private Funds that will enable the Fund to meet its objective.
Borrowing/Leverage
The Fund may borrow money to satisfy repurchase requests from Fund shareholders, to make additional investments or otherwise seek to enhance returns, to provide the Fund with temporary liquidity, to balance cash inflows and outflows, or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund. The Fund has regularly, and may in the future, borrow money to repurchase its Shares and balance cash inflows and outflows. The Fund may be drawn on its line of credit for substantial periods of time, increasing its credit and interest rate risk.
In pursuing its investment objective, the Fund (directly or indirectly, including through one or more Subsidiaries or the Sub-REIT) may add leverage to its portfolio through borrowings, such as through bank loans secured by the portfolio securities of the Fund or commercial paper and/or other credit facilities, or by utilizing reverse repurchase agreements and similar financing transactions, dollar rolls, and/or credit default swaps. The Fund may utilize borrowings and other forms of leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions, and other factors. Leveraging is a speculative technique and the use of leverage involves increased costs and risk, including increased variability of the Fund’s net income, distributions and net asset value in relation to market changes. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed. Any leverage at the Fund, Subsidiary, or Sub-REIT level will be in addition to financial leverage that a Private Fund may use as part of its capital structure. The Fund may lose money through the use of leverage. See “Risk Factors – Leverage Risk.”
Board of Directors
The Fund’s board of directors (the “Board”) has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. A majority of the Directors are not “interested persons” of the Fund, the Adviser, the Distributor, the Sub-Advisers, or any affiliates of any of the foregoing, as defined by the Investment Company Act (the “Independent Directors”).
Investment Management Fee
The Fund pays the Adviser an investment management fee equal to 1.15% annually of the average daily NAV of the Fund (the “Investment Management Fee”). The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee is paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares. To the extent the Fund makes investments through a Subsidiary or the Sub-REIT, the Adviser may receive additional compensation at an annual rate based on each Subsidiary’s or Sub-REIT’s average daily net

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assets for providing management services to such Subsidiary or Sub-REIT. The Adviser contractually agrees to (i) reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees it receives from the VCRRX Subsidiary and from any affiliated investment companies in which the Fund invests; and (ii) to waive any management fees payable by the Sub-REIT. As such, for the collective net assets of the Fund, VCRRX Subsidiary, and the Sub-REIT, the total Investment Management Fee is calculated at a rate of 1.15%.
The Adviser has entered into a sub-advisory agreement with the Sub-Adviser and pays the Sub-Adviser out of the Investment Management Fee it receives from the Fund. Pursuant to its sub-advisory agreement, Brookfield is paid a management fee by the Adviser that is assessed on a sliding scale from 0.60% down to 0.45% based on the average daily NAV of the Fund assets that are managed by Brookfield.
To the extent that the Fund invests in Private Funds, the Fund will be subject to the management fees, including asset-based fees and, in some cases, performance fees, charged by the Private Funds on the portion of the Fund’s assets invested in such Private Funds. The fees and expenses associated with the Fund’s investments in Private Funds may be significant.
See “Summary of Fund Expenses” and “Management of the Fund – Adviser and Investment Management Fee” for more information regarding the Investment Management Fee and other Fund expenses.
Other Fees and Expenses
UMB Fund Services, Inc. (“UMB” or the “Transfer Agent”), 235 W. Galena St., Milwaukee, WI 53212, provides transfer agency, administrative, and accounting services to the Fund. In consideration for providing such services, the Fund pays UMB annual fees of approximately [ ]% of the Fund’s average annual NAV, assuming anticipated weighted average assets in the Fund of approximately $[ ] billion over the fiscal year.
UMB Bank, n.a. (“UMB Bank”) performs custodial services for the Fund. In consideration for providing such services, the Fund pays UMB Bank annual fees of approximately [ ]% of the Fund’s average NAV, assuming anticipated weighted average assets in the Fund of approximately $[ ] billion over the fiscal year.
The Fund’s shareholders will bear all fees and expenses incurred in the business of the Fund, including all management fees and other expenses charged by, or otherwise attributable to the Fund’s investment in, the Private Funds, any Subsidiary, the Sub-REIT, and any other registered investment companies in which the Fund invests. For the Sub-REIT, these fees will include the fees and expenses associated with the acquisition, disposition and property management of the Sub-REIT. See “Management of the Fund – Other Expenses of the Fund” and “Summary of Fund Expenses.”
The Fund will pay the asset-based fees charged by the Private Funds. Many of the Private Funds will simply charge an asset management fee on the net asset value of the Fund’s investment. The Private Funds do not hold themselves out as hedge funds and will generally not be subject to traditional “carried interest” costs seen in hedge fund investments; however, the Fund may invest in funds that assess a fee that is charged as an additional performance fee and applied as a percentage share of the returns in excess of a minimum hurdle rate of return to the investors (net of any management fees). As noted in the “Summary of Fund Expenses” table below, such performance fees typically will be in the range of 7.5% to 20% of any such Private Fund’s realized returns measured on a cumulative or internal-rate-of-return basis and, in certain cases, incorporating unrealized gains through NAV-based calculations that are in excess of a minimum annual return of typically 5% to 8% provided to the investors of such Private Fund before the fund manager might share in any returns. In many cases such fees are structured as a flat percentage fee with no catch-up provision and are capped at a certain dollar amount or percentage of net asset value. See “Management of the Fund – Other Expenses of the Fund” and “Summary of Fund Expenses.”
Suitability of Investment
Investing in the Fund involves a considerable amount of risk. Shareholders may lose some or all of their investment in the Fund. Investing in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. An investment in the Fund may not be suitable for investors who may need their investment or any return from their investment in the Fund in a specified time frame. Before making your investment decision, you and/or your personal financial advisor should (i) consider the suitability of this investment with respect to your investment objectives and personal situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. The Fund should be considered to be an illiquid investment. You will not be able to redeem your Shares on a daily basis because the Fund is a closed-end fund. In

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addition, while a shareholder has a limited ability to transfer or resell Shares pursuant to the provisions of the Limited Liability Company Agreement of the Fund (as amended and restated from time to time, the “LLC Agreement”), the Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares. However, limited liquidity will be available through quarterly repurchases of Shares by the Fund of at least 5% of the outstanding Shares during each quarterly period. Additionally, from time to time, the Fund intends to authorize transfers of shares through the auction process which, if used, may provide a limited opportunity to dispose of Shares outside the Fund’s Repurchase Offers. See “Risk Factors – Interval Fund Risk,” “– Liquidity Risk,” “–Auction Risk,” and “The Auction Process.”
Distribution Policy and Distribution Reinvestment Policy
To qualify for treatment as a RIC, the Fund is required to distribute at least 90% of its “investment company taxable income” (as that term is defined in the Code without regard to the deduction for dividends paid—generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) to shareholders each year in accordance with the distribution requirements applicable to RICs under the Code. The Fund intends to satisfy this requirement through regular quarterly distributions to shareholders. In addition, the Fund may make distributions to shareholders of all or a portion of the Fund’s net long term capital gains realized on transactions in its investments. The Fund will establish reasonable cash reserves to meet Fund cash payment obligations prior to making distributions. For U.S. federal income tax purposes, the Fund’s distributions may be treated in the hands of shareholders as, among other things, ordinary income, qualified dividends, capital gains, or returns of capital. The portion of a distribution treated as a return of capital is not taxable, but reduces a shareholder’s tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares. To the extent the distribution exceeds a shareholder’s basis in its Shares, such shareholder will recognize a capital gain. See “Taxes.”
All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in Shares pursuant to the Fund’s Distribution Reinvestment Policy. Shareholders may elect initially not to reinvest by indicating that choice in writing to the Fund’s transfer agent. Thereafter, shareholders are free to change their election by contacting the Fund’s transfer agent (or, alternatively, by contacting the selling agent that sold such shareholder its Shares, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. There is no “sales load” or other charge for Shares received by reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions. See “Taxes” and “Description of Shares.”
Quarterly Repurchases of Shares
The Fund provides liquidity through quarterly repurchase offers pursuant to Rule 23c-3 under the Investment Company Act (each, a “Repurchase Offer”). The Fund’s fiscal year ends on the last day of March each year. Once each fiscal quarter, the Fund will offer to repurchase at NAV not less than 5% nor more than 25% of the outstanding Shares, unless such offer is suspended or postponed in accordance with regulatory requirements. The Repurchase Offer amount will be determined by the Board before each Repurchase Offer. The offer to repurchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shareholders will be notified in writing of each Repurchase Offer and the date the Repurchase Offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per Share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14th day after the Repurchase Request Deadline (each, a “Repurchase Pricing Date”).
Shareholders will be notified in writing about each Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is expected to be approximately 30 days, but may vary from no more than 42 days to no less than 21 days. Certain authorized institutions, including Intermediaries, custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information. In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline. Payment pursuant to the repurchase will be made by checks to the shareholder’s

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address of record, or credited directly to a predetermined bank account no more than 7 days after the Repurchase Pricing Date (the “Repurchase Payment Date”). The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other applicable laws. The Shares will not be subject to an early withdrawal charge.
If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion, (i) repurchase the number of Shares in the Fund’s Repurchase Offer, allocating such repurchase among the shareholders on a pro rata basis based on the number of Shares tendered by each of the shareholders; or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares. If the Fund determines to repurchase additional Shares beyond the Repurchase Offer amount and if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each of the shareholders. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered. Because of the potential for proration, tendering shareholders may not have all of their tendered Shares repurchased by the Fund in any Repurchase Offer.
In addition, in the event a Repurchase Offer is oversubscribed, the Fund may offer to repurchase at NAV outstanding Shares tendered by the estate of a deceased shareholder or such deceased shareholder’s descendants (an “Estate Offer”). The amount of any Estate Offer (determined as a percentage of the Fund’s outstanding Shares as of the Repurchase Pricing Date) will be approved by the Board, taking into account the liquidity of the Fund’s assets. In the event an Estate Offer is oversubscribed, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each shareholder participating in the Estate Offer. The Adviser may require information it deems appropriate under the circumstances to verify a shareholder’s eligibility to participate in an Estate Offer, and it is possible that certain Intermediaries may not be able to process or meet the requirements for Estate Offer requests.
The Auction Process
At the discretion of the Board, the Fund may authorize transfers of Shares in limited circumstances through an auction which the Fund intends to be conducted via Nasdaq Fund Secondaries, LLC and its registered broker dealer and alternative trading system subsidiary, NFSTX, LLC (collectively, “NFS”). NFS operates an online platform designed to conduct auctions for unregistered securities, including certain closed-end funds, and, in the event the auction process is utilized, can provide shareholders with the potential opportunity to transfer their Shares in an auction process.
No fees or commissions will be charged by the Fund or its affiliates to shareholders that participate in such auctions to offer their Shares. However, shareholders may incur brokerage commissions or other fees charged by their financial intermediaries or other third parties. If the auction process is utilized, the Adviser is responsible for payment of service fees to NFS associated with the operation of such auctions. An auction would seek to arrive at a single clearing price (that will likely be lower than the Fund’s last calculated NAV), which would determine whether and to what extent Shares may be sold. Transfers of Shares pursuant to these auctions have been authorized by the Board in the event the Fund has pro-rated two consecutive quarterly repurchase offers. Transfers of Shares may be subject to restricted periods, including but not limited to limiting such transfers to certain eligible time periods (as described above) or as otherwise required in order to comply with federal securities laws, rules, and regulations. See “The Auction Process.”
Taxation
The Fund has elected and intends to qualify and be eligible to be treated each year as a RIC under the Code. As a RIC, the Fund will not be subject to U.S. federal income tax on its taxable income and gains that it timely distributes to shareholders in accordance with the requirements of the Code. The Fund intends to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts. Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares.
Although the Fund is considered a non-diversified fund within the meaning of the Investment Company Act, the Fund must satisfy certain diversification tests under the Code in order to qualify as a RIC. For the purpose of satisfying those tests as well as the 90% gross income test, the Fund will in certain cases be required to “look through” to the character of the income, concentrations of any issuer’s securities and investments held by the Private Funds or managed in the Fund’s public securities portfolio. However, unlike registered investment companies, Private Funds are not obligated by regulation to disclose publicly the contents of their portfolios. Any lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise

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comply with the requirements for taxation as a RIC under the Code, and ultimately may limit the universe of Private Funds in which the Fund can invest. In connection with applicable regulatory requirements, the Fund will seek Private Funds that utilize private REITs and private taxable corporation investment structures for federal tax purposes under the Code, for the direct and indirect ownership of real assets.
If the Fund were to fail to qualify and be eligible to be treated as a RIC, the Fund would be subject to corporate-level taxation, thereby reducing the return on a shareholder’s investment. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. See “Taxes” and, in the SAI, “Tax Aspects.”
Risk Factors
An investment in the Fund is subject to a high degree of risk. Risks of investing in the Fund, or in an investment vehicle managed by the Managers (as defined below) utilized by the Fund, include, but are not limited to, those outlined below. For purposes of this section, references to “the Adviser” should be read to include the Sub-Adviser and the Managers and references to “the Fund” should be read to include the Private Funds, the Subsidiaries, and the Sub-REIT, in each case as applicable. See “Risk Factors” and elsewhere in this Prospectus where risks of investment are discussed in more detail. You should consider carefully the risks before investing in the Shares. You may also wish to consult with your legal and tax advisors before deciding whether to invest in the Fund.
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Infrastructure-Related Companies Risk. An investment in the Fund is subject to certain risks associated with the ownership of infrastructure and infrastructure-related assets in general, including: the burdens of ownership of infrastructure; local, national and international economic conditions; the supply and demand for services from and access to infrastructure; the financial condition of users and suppliers of infrastructure assets; changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; changes in environmental laws and regulations, and planning laws and other governmental rules; environmental claims arising in respect of infrastructure acquired with undisclosed or unknown environmental problems or as to which inadequate reserves have been established; disruptive weather and environmental effects; changes in energy prices; changes in fiscal and monetary policies; negative developments in the economy that depress travel; uninsured casualties; insurance costs and industry competition; technological developments and disruptions; force majeure acts, terrorist events, under-insured or uninsurable losses; and other factors which are beyond the reasonable control of the Fund. In many cases, the rates, or the fees charged to end users, that are charged by infrastructure assets are determined by regulators, concession agreements with governments (i.e., agreements between a government and a private company in which the company is granted rights to operate, maintain, or develop specific assets for an agreed-upon period in exchange for fees), and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees in connection with inflation, economic growth, or otherwise. Many of these factors could cause the value of infrastructure investments to decline and negatively affect the Fund’s returns.

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Timberland-Related Companies Risk. An investment in the Fund is subject to certain risks associated with the ownership of timberland, timber and timber-related assets in general, including: the volatility of forest product prices; changes in foreign and U.S. trade and tariff policies; general market forces, such as regional growth rates, construction activity, changes in currency exchange rates and capital spending; competition from the use of alternative building materials and other decreases in demand; forestry regulations restricting timber harvesting or other aspects of business; the illiquidity of timber-related asset investments; losses from fire and other causes; uninsured casualties; force majeure acts, terrorist events, under-insured or uninsurable losses; and other factors which are beyond the reasonable control of the Fund or the Private Funds.

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Agriculture/Farmland-Related Companies Risk. Investments in agriculture/farmland are subject to various risks, including adverse changes in national or international economic conditions, adverse local market conditions, adverse natural conditions such as storms, floods, drought, windstorms, hail, temperature extremes, frosts, soil erosion, infestations and blights, failure of irrigation or other mechanical systems used to cultivate the land, financial conditions of tenants, marketability of any particular kind of crop that may be influenced, among other things, by changing consumer tastes and preferences, import and export restrictions or tariffs, casualty or condemnation losses, government subsidy or production programs, buyers and sellers of properties, availability of excess supply of property relative to demand, changes in availability of debt financing, changes in interest rates, real estate tax rates and other operating expenses, environmental laws and

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regulations, governmental regulation of and risks associated with the use of fertilizers, pesticides, herbicides and other chemicals used in commercial agriculture, zoning laws and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of properties, risk due to dependence on cash flow, as well as acts of God, uninsurable losses and other factors which are beyond the control of a Private Fund.
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Liquidity Risk. The Fund will invest a substantial portion of its assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act. The Fund may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which it purchased such securities. The Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.

In addition, the Fund’s interests in the Private Funds are subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from a Private Fund pursuant to limited withdrawal rights. Some Private Funds may subject the Fund to a lockup period or otherwise suspend the repurchase rights of their shareholders, including the Fund, from time to time. Further, Private Fund managers may impose transfer restrictions on the Fund’s interests. There may be no secondary market for the Fund’s interests in the Private Funds. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time. The Sub-REIT invests in illiquid assets, and may be unable to sell its assets, or be forced to sell them at reduced prices. The Adviser may also invest directly in other private securities that they may not be able to sell at the Fund’s current carrying value for the securities.
The Sub-REIT and the Subsidiaries are expected to invest in illiquid assets, and the Fund’s investments in such entities will be illiquid. The Sub-REIT and the Subsidiaries may be unable to sell their assets, or be forced to sell them at reduced prices. The Fund also may invest directly in other private securities that it may not be able to sell at the Fund’s current carrying value for the securities. The illiquidity of these securities may adversely affect the Fund.
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Auction Risk. There can be no guarantee that the auction process will function as intended, or that there will be sufficient investor demand to support such auctions. Further, such auctions shall only be available during limited time periods in which the transfers are authorized pursuant to the LLC Agreement. Even if the auction process is operationally functional, shareholders may be unable to sell their Fund Shares at the price they desire or at any price at all. It is likely that Shares sold at auction will receive a price that is less than the Fund’s most recently calculated NAV, and depending on buy side interest in a particular auction, the price could be substantially below NAV.

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Interval Fund Risk. The Fund is a closed-end investment company that provides limited liquidity through quarterly repurchase offers under Rule 23c-3 under the Investment Company Act and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly-traded. There is currently no secondary market for the Shares; however, the Fund intends to authorize transfers of shares through the auction process which, if used, may, from time to time, provide a limited opportunity to dispose of Shares outside of the Fund’s Repurchase Offers. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the LLC Agreement and the Fund’s repurchase policy. Shareholders should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. Even though the Fund will offer to repurchase Shares on a quarterly basis, there is no guarantee that shareholders will be able to sell Shares at any given time or in the quantity desired. An investment in the Fund is considered an illiquid investment and the Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. See “Quarterly Repurchases of Shares.”

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Valuation Risk. The value of the Fund’s investments will be difficult to ascertain, and the valuations provided in respect of the Private Funds, the Sub-REIT, private debt investments and other private securities will likely vary from the amounts the Fund would receive upon withdrawal, realization or other disposition of these investments. While the value of the Fund’s publicly-traded securities is more readily ascertainable, the Fund’s ownership interest in Private Funds, the Sub-REIT, private debt investments and other private securities that are not publicly traded will depend on appraisers, pricing agents and other service providers,

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arrangers, and Managers to provide a valuation, or assistance with a valuation, of the Fund’s investment. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide only an estimate of value.
For information about the value of the Fund’s investment in Private Funds, the Adviser will be dependent on valuations or other information provided by the Private Funds and Managers, including quarterly unaudited financial statements. Such valuations may be based on fair valuation procedures and may prove to be inaccurate, which could adversely affect the Adviser’s ability to value accurately the Fund’s Shares. Moreover, the valuation of the Fund’s investment in a Private Fund, as provided by a Manager as of a specific date, or of the Sub-REIT provided by a property manager, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party.
In addition, the valuations of the Fund’s investments in Private Funds, the Sub-REIT, private debt investments and other private securities are subject to later adjustment or revision. If the Fund’s NAV is adjusted after a shareholder receives their Shares upon purchase or receives repurchase proceeds in a repurchase offer, the adjustment will not, in most cases, result in an adjustment to the number of Shares received by the shareholder in a purchase or a shareholder’s repurchase proceeds in a repurchase offer.
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Leverage Risk. There are significant risks associated with borrowings and leverage. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. There is no assurance that a leveraging strategy would be successful. Leverage involves risks and special considerations for shareholders including:

•	the likelihood of greater volatility of NAV of the Shares, and of the investment return to shareholders, than a comparable portfolio without leverage;
•	the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders;
•	the effect of leverage in a declining market or a rising interest rate environment, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged;
•	the potential for an increase in operating costs, which may reduce the Fund’s total return; and
•	the possibility either that dividends will fall if the interest and other costs of leverage rise, or that dividends paid on Shares will fluctuate because such costs vary over time.
In addition to any borrowing utilized by the Fund, the VCRRX Subsidiary, the Sub-REIT and the Private Funds in which the Fund invests may utilize leverage. While leverage presents opportunities for increasing the Fund’s, the VCRRX Subsidiary’s, the Sub-REIT’s or a Private Fund’s total return, it has the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of the Fund, the VCRRX Subsidiary, the Sub-REIT or the Private Fund will decrease. Additionally, any event which affects adversely the value of an investment by the Fund, the VCRRX Subsidiary, the Sub-REIT or a Private Fund would be magnified to the extent the Fund, the VCRRX Subsidiary, the Sub-REIT or such Private Fund is leveraged. Furthermore, because the Private Funds may themselves incur higher level of leverage than that which the Fund is permitted, the Fund could be effectively leveraged in an amount far greater than the limit imposed by the Investment Company Act.
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Debt Securities and Related Investments Risk. The Fund intends to invest in real asset-related debt securities, including but not limited to senior secured debt, subordinated debt, real-asset related loans, mezzanine debt, and other similar types of investments. These securities are subject to credit risk and interest rate risk. In addition, certain factors may affect materially and adversely the market price and yield of such debt securities, including investor demand, changes in the financial condition of the borrower, government fiscal policy and domestic or worldwide economic conditions. It is likely that many of the debt securities in which the Fund may invest will be unrated, or, if rated, below investment grade (commonly referred to as “high yield” securities or “junk bonds”), and whether or not rated, the debt securities may have speculative characteristics. The Adviser is partially reliant on its relationships with arrangers in connection with the Adviser’s ability to source private debt and loan opportunities for the Fund. To the extent the Adviser is unable to develop or maintain relationships with qualified arrangers, the Adviser may have difficulty ensuring the

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Fund’s access to suitable private debt and loan opportunities. In addition, privately negotiated investments in loans and illiquid securities of private companies require substantial due diligence and structuring, and the Fund may not be able to achieve its desired investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.
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Loans and Loan-Related Investments Risk. In addition to risks generally associated with debt securities and related investments (e.g., credit risk, interest rate risk), loan-related investments such as loan participations and assignments are subject to other risks. Although a loan obligation may be fully collateralized at the time of acquisition, the collateral may decline in value, be or become illiquid or less liquid, or lose all or substantially all of its value subsequent to investment. Many loan investments are subject to legal or contractual restrictions on resale and certain loan investments may be or become illiquid or less liquid and more difficult to value, particularly in the event of a downgrade of the loan or the borrower. There is less readily available, reliable information about most loan investments than is the case for many other types of securities. Substantial increases in interest rates may cause an increase in loan obligation defaults.

The Fund may invest in loans in any part of the capital structure. Senior loans hold the most senior position in the capital structure of a business entity, and are typically secured with specific collateral, but are nevertheless usually rated below investment grade. Second lien loans are subordinated to the security interest of the senior lender or unsecured, and thus lower in priority of payment to senior loans and are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower, have greater price volatility, and may be less liquid.
Unsecured loans will not benefit from any interest in collateral of the borrower. Liens on such a borrower’s collateral, if any, will secure the borrower’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the borrower under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before the Fund.
Generally, loans have the benefit of covenants that impose restrictions and obligations on the borrower, including, in some cases, restrictions on ability of the borrower to further encumber its assets. “Covenant-lite” agreements feature incurrence covenants, as opposed to more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend, making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. To the extent a loan does not have certain covenants (or has less restrictive covenants), an investment in the loan will be particularly sensitive to the risks associated with loan investments.
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Loan Assignment and Participation Risk. The Fund may purchase loan assignments and participations. As the purchaser of an assignment, the Fund typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. Because assignments may be arranged through private negotiations, the rights and obligations acquired by the Fund as the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. In addition, if the loan is foreclosed, the Fund could have a partial ownership interest in any collateral and could bear the costs and liabilities of owning and disposing of the collateral. In connection with purchasing participations, the Fund generally will not have any right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which

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it has purchased the participation. As a result, the Fund will be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.
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Credit Risk. The credit quality of securities held by the Fund can change rapidly in certain market environments, particularly during times of market volatility, and the default of a single holding could cause significant NAV deterioration. An issuer or guarantor of debt securities or the borrower on a loan (or a borrower or counterparty to a repurchase agreement or reverse repurchase agreement) may not be able to make principal and/or interest payments when they are due or otherwise default on other financial terms and/or may go bankrupt. This is also sometimes described as counterparty risk.

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High Yield Securities Risk. High yield securities (commonly referred to as “junk bonds”) are below investment grade debt securities or comparable unrated securities and are considered predominantly speculative. Lower rated and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, lower rated securities generally involve greater risks of loss of income and principal than higher rated securities. Changes in economic conditions are more likely to lead to a weakened capacity for the issuers of these securities to make principal payments and interest payments. An economic recession could disrupt the market for high yield securities and may have an adverse impact on the value of such securities. An economic downturn also could adversely affect the ability of leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund’s NAV to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.

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Market Disruption, Health Crises, Terrorism and Geopolitical Risks. The Fund’s investments may be negatively affected by the broad investment environment in the real assets market, the debt market and/or the equity securities market. The investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. In addition, the Fund may be adversely affected by uncertainties such as war, terrorism, international political developments, sanctions or embargos, tariffs and trade wars, diplomatic events, changes in government policies, global health crises or similar pandemics, and other related geopolitical events may lead to increased short-term market volatility and have adverse long-term effects on world economies and markets generally, as well as adverse effects on issuers of securities and the value of investments.

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Active Management Risk. Identifying and allocating assets among appropriate investments is difficult and involves a high degree of uncertainty. The performance of the Fund depends in large part upon the Adviser’s successful application of analytical skills and investment judgment; the ability of the Adviser to choose successful investments, sub-advisers and managers of the Private Funds (collectively, the sub-advisers and managers of Private Funds are referred to herein as “Managers”); and the ability of the Adviser and the Managers to develop and implement investment strategies that achieve the Fund’s investment objective. There may be limited market opportunities in certain Real Asset Related Investments, including Private Funds and private debt, and the Fund may not be able to achieve its desired investment pace. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

Although the Adviser monitors the Managers, it is possible that one or more Managers may take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goal. The Adviser and the Managers are subject to various risks, including risks relating to operations and back office functions, property management, accounting, administration, risk management, valuation services and reporting, and may also face competition from other industry participants that may be more established, have larger asset bases and have larger numbers of qualified management and technical personnel.
While the Fund and the Adviser will evaluate regularly each Private Fund and its Manager and the Sub-Adviser to determine whether their respective investment programs are consistent with the Fund’s

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investment objective and whether the investment performance is satisfactory, the Adviser will not have any control over the investments made by a Private Fund and limited control over the investments made by the Sub-Adviser. The Adviser’s or Sub-Adviser’s judgments about the attractiveness, relative value, or potential appreciation of a particular sector, security, or investment strategy may prove to be incorrect, and may cause the Fund to incur losses. Even though Private Funds are subject to certain constraints, the Managers may change aspects of their investment strategies without prior notice to the Fund.
Conflicts of interest may arise from the fact that the Adviser, the Managers and their respective affiliates may be carrying on substantial investment activities for other clients in which the Fund has no interest. In addition, the Adviser, the Managers and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in private investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. Furthermore, the Adviser, the Managers and their respective affiliates manage the assets of and/or provide advice to registered investment companies, private investment funds and individual accounts other than the Fund, which could compete for the same investment opportunities as the Fund.
In addition, there may be a conflict of interest as a result of the fact that the Adviser receives the Investment Management Fee irrespective of the allocation of the Fund’s assets among the Adviser, the Sub-Advisers, the Private Funds, the Subsidiaries, the Sub-REIT, and other registered investment companies. Because the Adviser compensates the Sub-Advisers from its Investment Management Fee, the Adviser may have an economic incentive to allocate less capital to the securities in which the Sub-Adviser invests.
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Equity Securities Risk. The prices of equity and preferred securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Preferred securities may be subject to additional risks, such as risks of deferred distributions, liquidity risks, and differences in shareholder rights associated with such securities.

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Private Funds Risk. The Private Funds will not be subject to the Investment Company Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to shareholders under the Investment Company Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Managers, and leverage limitations.

Further, the Private Funds are not subject to the same investment limitations as the Fund and may have different and contrary investment limitations and other policies. Unlike registered investment companies, the Private Funds currently are not obligated by regulations or law to disclose publicly the contents of their portfolios. As such, the Fund has limited visibility into the underlying investments of the Private Funds, and is dependent on information provided by the Managers. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with regulations applicable to the Fund, may result in style drift, and ultimately may limit the universe of Private Funds in which the Fund can invest.
Investment in Private Funds carries the risk of loss due to Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers. The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.
In order to meet its obligation to provide capital for unfunded commitments, the Fund may be required to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

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By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by the Private Fund. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Fund.
The Fund’s investments in Private Funds are priced according to their fair value, as determined in good faith by the Adviser. These valuations are based on estimates, which may prove to be inaccurate; these valuations are used to calculate fees payable to the Adviser and the net asset value of the Fund’s shares. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued investments may receive fewer or more shares or lower or higher redemption proceeds than they would have received if readily available market values were available for all of the Fund’s investments.
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Investment Company and ETF Risk. The risks of investment in investment companies (including ETFs and money market funds) typically reflect the risks of the types of instruments in which the investment companies invest. By investing in another investment company, the Fund becomes a shareholder of that investment company and bears its proportionate share of the fees and expenses of the other investment company. In addition, the Adviser may serve as investment adviser to an investment company in which the Fund may invest, leading to potential conflicts of interest. For example, investment by the Fund in the investment company may be beneficial to the Adviser in the management of the investment company by helping to achieve economies of scale or enhancing cash flows. Due to this and other factors, the Adviser may have an incentive to allocate the Fund’s assets to an affiliated investment company sponsored or managed by the Adviser in lieu of allocating assets to the Sub-Adviser, or may have an incentive to invest in an affiliated investment company instead of a third party investment company or a Private Fund, which is sponsored by others. Similarly, the Adviser may have an incentive to delay or decide against the sale of interests held by the Fund in an investment company sponsored or managed by the Adviser.

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Foreign Investing Risk. Foreign investments by the Fund and Private Funds may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments. Foreign ownership of Real Asset Related Investments may be restricted, requiring the Private Funds in which the Fund invests to share the applicable investment with local third party shareholders or investors, and there may be significant local land use and permit restrictions, local taxes and other transaction costs that adversely affect the returns sought by the Fund.

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Currency and Exchange Rate Risks. The Fund may engage in practices and strategies that will result in exposure to fluctuations in foreign exchange rates, including through investments in the Private Funds and Real Asset Securities, in which case the Fund will be subject to foreign currency risk. The Fund’s Shares are priced in U.S. dollars and the capital contributions to, and distributions from, the Fund are paid in U.S. dollars. However, because a portion of the Fund’s assets may be denominated directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, the Fund will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons. These fluctuations may have a significant adverse impact on the value of the Fund’s portfolio and/or the level of Fund distributions.

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Interest Rate Risk. A wide variety of factors can cause interest rates or yields of U.S. Treasury securities or other types of bonds to rise (e.g., central bank monetary policies, inflation rates, general economic conditions, reduced market demand for low yielding investments, etc.). After a period of historically low interest rates, the U.S. Federal Reserve and other central banks have raised certain benchmark interest rates. These central banks may continue to increase interest rates or, alternatively, decrease them as inflationary and market conditions change. Interest rate increases may result in a decline in the value of the fixed income or other investments held by the Fund that move inversely to interest rates. A decline in the value of such investments would result in a decline in the Fund’s NAV. Additionally, further changes in interest rates could result in additional volatility and could cause Fund shareholders to tender their Shares for repurchase at its regularly scheduled repurchase intervals. The Fund may need to liquidate portfolio investments at disadvantageous prices in order to meet such repurchases. Further increases in interest rates could also cause dealers in fixed

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income securities to reduce their market making activity, thereby reducing liquidity in these markets. To the extent the Fund holds fixed income securities or other securities that behave similarly to fixed income securities, the longer the maturity dates are for such securities will result in a higher likelihood of a decrease in value during periods of rising interest rates.
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Environmental and Unforeseen Liabilities Risk. The Fund could face substantial risk of loss from claims based on environmental problems associated with the real assets underlying the Fund’s investments, including claims in connection with adverse effects from global climate change. For example, persistent wildfires, a rise in sea levels, an increase in powerful windstorms and/or a storm-driven increase in flooding could cause assets to lose value or become unmarketable altogether. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition. Divestment trends tied to concerns about climate change could also adversely affect the value of certain assets. In addition, the Fund could be affected by undisclosed matters, including, but not limited to, legal easements, breaches of planning legislation, building regulations and statutory regimes, and duties payable to municipalities and counties. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

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Business and Regulatory Risks. Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances, may adversely affect the Fund. Recent technological developments in, and the increasingly widespread use of, artificial intelligence, including machine learning technology and generative artificial intelligence (collectively “AI Technologies”), may pose risks to the Fund.

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Fees and Expenses Risk. By investing in the Private Funds, Subsidiaries, the Sub-REIT, and other registered investment companies indirectly through the Fund, a shareholder bears two layers of fees and expenses – at the Fund level and the Private Fund, Subsidiary, Sub-REIT, or other investment company level. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund. In addition, to the extent loan and other private debt opportunities are made available through arrangers, the Fund will be responsible for sourcing fees and other compensation. The Adviser has contractually agreed to reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees the Adviser receives from the VCRRX Subsidiary and from any investment companies advised by the Adviser in which the Fund invests and to waive any management fees it receives from the Sub-REIT in order to avoid “double-counting” assets. The Fund will indirectly bear its proportionate share of any management fees paid by unaffiliated investment companies and other operating expenses paid by unaffiliated and affiliated investment companies in which it invests.

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Emerging Markets Risk. Investing in securities of companies based in emerging countries or issued by the governments of such countries involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations. In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There is also less regulation, generally, of the securities markets in emerging countries than there is in more developed countries.

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Issuer Risk. Issuer risk is the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service. The Fund may also invest in securities of issuers that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy (also known as “distressed debt”). To the extent that the Fund invests in distressed debt, the Fund is subject to the risk that it may lose a portion or all or its investment in the distressed debt and may incur higher expenses trying to protect its interests in distressed debt.

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Underlying Investment Risk. By investing through certain investment vehicles, including the Sub-REIT, one or more Subsidiaries, or other investment companies, the Fund is exposed to the risks associated with the investments of such vehicles. There can be no assurance that the investment objective of an underlying investment vehicle will be achieved. Neither the Subsidiaries nor the Sub-REIT will be registered under the Investment Company Act, and therefore such entities are not subject to all of the investor protections of the Investment Company Act. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary or the Sub-REIT is organized could result in the inability of the Fund, a Subsidiary, and/or the Sub-REIT to operate as intended and could adversely affect the Fund.

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Tax Risks – Fund. Special tax risks are associated with an investment in the Fund. Because the Fund intends to qualify and has elected to be treated as a RIC under Subchapter M of the Code, it must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its ordinary income and net short-term gains in the form of deductible dividends. These requirements for qualification for the favorable tax treatment available to RICs require that the Adviser obtain information from or about the Private Funds in which the Fund is invested. However, Private Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately, this may limit the universe of Private Funds in which the Fund can invest and may adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code. See also “Tax Risks – Sub-REIT” below.

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Tax Risks – Subsidiaries. The Fund is permitted to invest up to 25% of its total assets in each of the Sub-REIT and the VCRRX Subsidiary. In order to qualify as a RIC, the Fund must limit its investment in any one issuer or any two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses to no more than 25% of the Fund’s total assets. It is possible that the Sub-REIT and the VCRRX Subsidiary will be treated as engaged in the same, similar or related trades or businesses for this purpose. As a result, the Fund may be required to limit its investment in the Sub-REIT and the VCRRX Subsidiary in the aggregate to 25% of the Fund’s total assets.

The VCRRX Subsidiary has elected to be treated as a corporation for U.S. federal income tax purposes. A RIC generally does not take into account income earned by a U.S. corporation in which it invests unless and until the corporation distributes such income to the RIC as a dividend. Where a Subsidiary, such as the VCRRX Subsidiary, is organized in the U.S., the Subsidiary will be liable for an entity-level U.S. federal income tax on its income from U.S. and non-U.S. sources, as well as any applicable state taxes, which will reduce the Fund’s return on its investment in the Subsidiary. If a net loss is realized by the Subsidiary, such loss is not generally available to offset the income of the Fund or to be carried forward to future taxable years. Changes in the tax laws of the United States and/or any state in which a Subsidiary is organized could result in the inability of the Fund and/or a Subsidiary to operate as described in this prospectus and the Fund’s SAI and could adversely affect the Fund and its shareholders.
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Tax Risks – Sub-REIT. The Sub-REIT has elected to be taxed as a REIT for U.S. federal income tax purposes. As long as certain requirements are met, a REIT generally is not subject to entity-level tax on the income and gain it distributes to its shareholders. In order to qualify as a REIT under the Code, the Sub-REIT must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and shareholder ownership. The Fund intends to structure the Sub-REIT and its activities in a manner designed to satisfy all of these requirements. However, the application of such requirements is not entirely clear, and it is possible that the Internal Revenue Service (“IRS”) may interpret or apply those requirements in a manner that jeopardizes the ability of the Sub-REIT to satisfy all of the requirements for qualification as a REIT.

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Mezzanine Loan Risk. The Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. These types of investments involve a higher degree of risk than first mortgage loans secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. As a result, the Fund may not recover some or all of its investment.

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Preferred Securities Risk. The Fund may invest in preferred shares of other issuers. Preferred shares are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common shareholders, but after bond holders and other creditors. Preferred shares are equity securities, but they have many characteristics of fixed income securities, such as a fixed (or floating) dividend payment rate and/or a liquidity preference over the issuer’s common shares. However, because preferred shares are equity securities, they may be more susceptible to risks traditionally associated with equity investments than the Fund’s fixed income securities. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock. Investments in preferred stock present market and liquidity risks. The value of a preferred stock may be highly sensitive to the economic condition of the issuer, and markets for preferred stock may be less liquid than the market for the issuer’s common stock. In addition, the terms of preferred shares often do not include covenants that impose restrictions and obligations on the borrower to the degree that a lender may impose in connection with a loan.

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Joint Venture Risk. The Fund, directly or indirectly through a Subsidiary or the Sub-REIT, may enter into joint ventures with unaffiliated third parties to make investments. In certain of these joint ventures, the Fund may share control with the third-party partner (for example, the Fund may have approval rights over some or all of the joint venture’s activities and, in limited circumstances, may have the ability to require that the joint venture take specific actions), even though the Fund may hold a majority of the economic interests of a joint venture. In many cases, the third-party partner may provide services for the joint venture or its assets, including, without limitation, management of day-to-day operations, asset management, property management, construction or development management, and leasing, refinancing or disposition related services. Such investments may involve risks not otherwise present with other methods of investment. In addition, disputes between the Fund and its joint venture partners may result in litigation or arbitration that would increase the Fund’s expenses and prevent the Fund’s Directors and officers from focusing their time and efforts on the Fund’s business.

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Property Manager Risk. The Adviser, on behalf of the Fund or the Sub-REIT, may hire property managers to manage properties and leasing agents to lease vacancies in properties held directly or indirectly by the Sub-REIT. These property managers may be Fund affiliates or partners in joint ventures. The property managers may have significant decision-making authority with respect to the management of investment properties. The Fund’s ability to direct and control how its investment properties are managed on a day-to-day basis may be limited. Thus, the success of the Fund may depend in large part on the ability of property managers to manage the day-to-day operations and the ability of leasing agents to lease vacancies in properties. Any adversity experienced by, or problems in the Fund’s relationship with, property managers or leasing agents could adversely impact the operation and profitability of Fund investment properties.

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Loan Origination Risk. The Fund may originate loans, including, without limitation, loans issued directly to real estate companies or in connection with projects focused on the management, development, construction, renovation, enhancement, maintenance, and/or operation of real estate. Loans originated by the Fund may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund may originate loans to public or private entities of all types, including loans to U.S. and non-U.S. governmental entities or loans issued in connection with projects authorized or sponsored by such entities. The Fund may originate loans to borrowers that are unrated or have credit ratings that are determined by one or more nationally recognized statistical rating organizations (“NRSROs”) and/or the Adviser to be below investment grade. The loans the Fund invests in or originates may vary in maturity and/or duration. The Fund is not limited in the amount, size or type of loans it may invest in and/or originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law.

A significant portion of the Fund’s investments may be originated, although the Fund’s investment in or origination of loans may also be limited by the requirements the Fund intends to observe under Subchapter M of the Code in order to qualify as a RIC. The results of the Fund’s origination activities depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital and the risk of

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portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to Fund shareholders. After origination, the Fund may offer such investments for sale to third parties; however, there is no assurance that the Fund will complete the sale of any such investment. If the Fund is unable to sell, assign, or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund’s investments being concentrated in certain borrowers. The Fund will be responsible for the fees and expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be borne by the Fund and indirectly borne by the shareholders.
Loan origination subjects the Fund to risks associated with debt instruments more generally, including credit risk, prepayment risk, valuation risk, and interest rate risk. Competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing or the decrease of interest income from loans originated by the Fund, which may further limit its ability to generate desired returns. In addition, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future, and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser will be able to identify and make investments that are consistent with its investment objectives. In addition, the Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.
Loan originators are subject to certain state law licensing and regulatory requirements and loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state Attorneys General, and by the federal government. Governmental investigations, examinations, regulatory actions, or private lawsuits may adversely affect such companies’ financial results. To the extent the Fund engages in loan origination and/or servicing, the Fund will be subject to enhanced risks of litigation, regulatory actions, and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties, or other charges, any or all of which could materially adversely affect the Fund and its holdings.
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Access Risk. The Adviser is reliant on its relationships with arrangers in connection with the Adviser’s management of the Fund. To the extent the Adviser is unable to develop or maintain relationships with qualified arrangers, the Adviser may have difficulty ensuring the Fund’s access to suitable investment opportunities. On an ongoing basis, it cannot be certain that the Adviser and/or the arrangers will be able to continue to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

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Investments in Third-Party Managed REITs Risk. The Fund will invest in Real Asset Related Investments directly and through Private Funds and entities that are intended to qualify as REITs. The risks of investing in REITs include certain risks associated with the real estate industry in general. Investments in REITs also involve unique risks. REITs may have limited financial resources, may trade less frequently and in limited volume, and may be more volatile than other securities. In addition, to the extent the Fund holds interests in REITs, investors in the Fund bear two layers of asset-based management fees and expenses (directly at the Fund level and indirectly at the REIT level). In addition, REITs may fail to qualify for the favorable tax treatment available to REITs or may fail to maintain their exemptions from investment company registration. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no guarantee that any entity in or through which the Fund invests will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled

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to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment and could adversely affect the Fund’s NAV.
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Privately Placed Securities Risk. The Fund may invest in non-exchange traded securities, including privately placed securities, which are subject to liquidity and valuation risks. These risks may make it difficult for those securities to be traded or valued, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition. The market for certain non-exchange traded securities may be limited to institutional investors, subjecting such investments to further liquidity risk if a market were to limit institutional trading. There may also be less information available regarding such non-exchange traded securities than for publicly traded securities, which may make it more difficult for the Adviser to fully evaluate the risks of investing in such securities and as a result place the Fund’s assets at greater risk of loss than if the Adviser had more complete information. In addition, the issuers of non-exchange traded securities may be distressed, insolvent, or delinquent in filing information needed to be listed on an exchange. Disposing of non-exchange traded securities, including privately placed securities, may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible.

•
Market Capitalization Risk. The Sub-Advisers may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies, which may involve higher risks in some respects than do investments in securities of larger companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. Small-cap and micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations.

•
Reliance on Key Persons Risk. The Fund relies on the services of certain executive officers who have relevant knowledge of Real Asset Related Investments and familiarity with the Fund’s investment objective, strategies and investment features. The loss of the services of any of these key personnel could have a material adverse impact on the Fund.

•
Focused Investment Risk. The Fund may, from time to time, invest a substantial portion of its assets in a particular asset type, industry, sector, geographic location or securities instrument. As a result, the Fund’s portfolio may be subject to greater risk and volatility than if investments had been made in a broader diversification of investments in terms of asset type, industry, sector, geographic location or securities instrument. To the extent that the Fund’s portfolio is focused in a property type, industry, sector, geographic location or securities instrument, the risk of any investment decision is increased.

•
Hedging Transactions Risk. Hedging transactions may limit the opportunity for gain if the value of the portfolio position should increase. There can be no assurance that the Fund or a Private Fund will engage in hedging transactions at any given time, even under volatile market conditions, or that any hedging transactions the Fund or a Private Fund engages in will be successful. Moreover, it may not be possible for the Fund or a Private Fund to enter into a hedging transaction at a price sufficient to protect its assets. The Fund or a Private Fund may not anticipate a particular risk so as to hedge against it.

•
Fund Capitalization Risk. There is a risk that the Fund may not continue to raise capital sufficient to maintain profitability and meet its investment objective. An inability to continue to raise capital may adversely affect the Fund’s diversification, financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements and tax diversification requirements.

•
Diversification Risk. The Fund is a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests.

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•
Cybersecurity and AI Technologies Risk. The Fund is susceptible to operational and information security risks relating to technologies such as the Internet. Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of the Fund to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. Similar adverse consequences could result from cyber incidents affecting the Fund investments, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, banks, brokers, dealers, insurance companies and other financial institutions. In addition, substantial costs may be incurred in order to prevent cyber incidents in the future. The rapid development and increasingly widespread use of AI Technologies may increase cybersecurity risk. The Adviser may also utilize AI Technologies in its business operations and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability and/or an adverse effect on the Adviser’s business operations.

•
Inflation/Deflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. Inflation, and investors’ expectation of future inflation, can impact the current value of portfolio investments, resulting in lower asset values and losses to Fund investors. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and the Fund’s investments may not keep pace with inflation, which may result in losses to Fund shareholders or adversely affect the real value of investments in the Fund. Deflation risk is the risk that the prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

You should invest in the Fund only if you can sustain a complete loss of your investment. An investment in the Fund should be viewed only as part of an overall investment program. No assurance can be given that the Fund’s investment program will be successful.

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SUMMARY OF FUND EXPENSES
The following table summarizes the expenses of the Fund and is intended to assist shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund. Each figure below relates to a percentage of the Fund’s daily NAV over the course of a year. The following table has been prepared under the assumption that the weighted average net assets over a fiscal year will be approximately $[ ] billion, which is the Fund’s net assets as of March 31, 2026.

Shareholder Transaction Expenses
Maximum Sales Load (percentage of offering price)(1)	None
Dividend Reinvestment Fees	None
Maximum Early Withdrawal Charge	None
Annual Fund Operating Expenses (as a percentage of net assets attributable to Shares)(2)
Investment Management Fee(3)	[ ]%
Other Expenses(4)	[ ]%
Interest Payments on Borrowed Funds(5)	[ ]%
Acquired Fund Fees and Expenses(6)	[ ]%
Total Annual Fund Operating Expenses(7)	[ ]%
Less Fee Waiver and/or Expense Reimbursement(8)	[ ]%
Total Annual Fund Operating Expenses Less Fee Waiver and/or Expense Reimbursement(8)	[ ]%

(1)	The Shares are not subject to a Sales Load.
(2)
Total Annual Fund Operating Expenses represent the Fund’s expenses estimated based on the Fund’s net assets as of March 31, 2026. The Fund’s Total Annual Fund Operating Expenses do not include the indirect costs of the underlying Other Private Funds, as discussed further in footnote 6 below.

(3)
The Investment Management Fee is paid to the Adviser at an annual rate of [ ]% of NAV, which accrues daily on the basis of the Fund’s net assets. The Investment Management Fee will reduce the NAV of the Fund and is payable in arrears on a quarterly basis. See “Management of the Fund – Adviser and Investment Management Fee.” To the extent the Fund utilizes a Subsidiary or the Sub-REIT, the Adviser contractually agrees to (i) reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees it receives from a Subsidiary and (ii) to waive any management fees payable by the Sub-REIT. As such, for the collective net assets of the Fund and the Subsidiaries and the Sub-REIT, the total Investment Management Fee is calculated at a rate of [ ]%. Each of these waivers will continue for so long as the Investment Management Agreement is in effect and may be terminated only upon approval by the Directors of the Fund, including a majority of the Independent Directors. The Adviser will pay the Sub-Adviser from its Investment Management Fee. Pursuant to the sub-advisory agreement, Brookfield is paid a management fee by the Adviser that is assessed on a sliding scale from [ ]% down to [ ]% based on the average daily NAV of the Fund assets that Brookfield manages.

(4)
“Other Expenses” are estimated based on the Fund’s net assets as of March 31, 2026. Such estimated expenses of the Fund, including, among other things, fees and other expenses that the Fund will bear directly, the Fund’s ongoing offering costs, certain fees and expenses of the VCRRX Subsidiary and fees and expenses of certain of the Fund’s service providers, will vary. “Other Expenses” excludes operating costs of the Sub-REIT which, as of March 31, 2026, were approximately [ ]% of the Fund’s net assets. The Fund’s annual expense ratio will increase if the Fund’s asset level decreases. Given the variability in the Fund’s Other Expenses, the Fund’s Total Annual Fund Operating Expenses may increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease. Actual fees and expenses may be greater or less than those shown. See “Management of the Fund – Other Expenses of the Fund.”

(5)
Assumes interest expense accrued at the estimated rate of [ ]% on the estimated average borrowed funds used to employ leverage for the current fiscal year. The actual amount of borrowing costs borne by the Fund will vary over time based on the Fund’s use of borrowings and variations in market interest rates. The Fund’s interest expense, and therefore its borrowing costs, will increase in a rising interest rate environment.

(6)
Acquired Fund Fees and Expenses (“AFFE”) include certain of the fees and expenses incurred indirectly by the Fund as a result of investment in shares of investment companies (including short-term cash sweep vehicles) and certain Private Funds. Although the Private Funds are not investment companies registered pursuant to the Investment Company Act, some of the fund structures may be 3(c)(1)/3(c)(7) Funds (which, for the avoidance of doubt, but for Section 3(c)(1) or 3(c)(7) would meet the definition of investment company under the Investment Company Act and not qualify for any other exemption) while many others are Other Private Funds that would not be investment companies for reasons other than the exemptions in Sections 3(c)(1) and 3(c)(7). AFFE includes certain of the fees and expenses, such as management fees (including performance fees, where applicable), audit, and legal expenses (“Operating Costs”), incurred indirectly by the Fund through its investments in 3(c)(1)/3(c)(7) Funds (based on information provided by the managers of such 3(c)(1)/3(c)(7) Funds), but excludes the Operating Costs incurred by the Fund through its investments in Other Private Funds. The contractual management fee rates associated with the 3(c)(1)/3(c)(7) Funds currently range from approximately 0.50% to 1.10% per annum of the average NAV of the Fund’s investment in each 3(c)(1)/3(c)(7) Fund. The typical performance fees paid to 3(c)(1)/3(c)(7) Funds’ managers or their affiliates currently range from [10% to 20%] of any such 3(c)(1)/3(c)(7) Fund’s realized and, in certain cases, unrealized annual returns that are in excess of a minimum annual return ranging from [ ]% to [ ]% provided to the investors of such 3(c)(1)/3(c)(7) Funds before the manager might share in any returns. Because these fees are based on the performance of 3(c)(1)/3(c)(7) Funds, which may fluctuate over time, future AFFE may be substantially higher or lower. The calculation of AFFE is based on the Fund’s net assets of approximately $[ ] billion as of March 31, 2026 and assumes investments in 3(c)(1)/3(c)(7) Funds of approximately [ ]% of the Fund’s net assets, which is the Fund’s actual March 31, 2026 allocation. These allocations may change

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substantially over time and such changes may significantly affect AFFE. As of March 31, 2026, approximately [ ]% of the Fund’s net assets were invested in Other Private Funds. If the estimated Operating Costs of such Other Private Funds (which equal approximately [ ]% of the Fund’s net assets) were included in AFFE, the Fund’s Total Annual Fund Operating Expenses would equal [ ]%.
(7)
The Total Annual Fund Operating Expenses provides a summary of all the direct fees and expenses of the Fund, as well as the indirect Operating Costs of the 3(c)(1)/3(c)(7) Funds, but excluding the Operating Costs of the Other Private Funds. See footnote 6.

(8)
Pursuant to a Fee Waiver Agreement, the Adviser has contractually agreed to reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees the Adviser receives from any investment companies advised by the Adviser in which the Fund invests. The Fee Waiver Agreement can be terminated only upon approval by the Directors of the Fund, including a majority of the Independent Directors.

Example
The following example illustrates the hypothetical Annual Fund Operating Expenses that you would pay on a $1,000 investment in the Fund assuming a 5% return and that annual expenses attributable to Shares remain unchanged. The example assumes that you invest $1,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example does not present actual expenses and should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown.

1 Year	3 Years	5 Years	10 Years
$[ ]	$[ ]	$[ ]	$[ ]

The purpose of the tables above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder of the Fund. For a more complete description of the various costs and expenses of the Fund. See “Management of the Fund.”

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FINANCIAL HIGHLIGHTS
The information in the table below for the fiscal years ended March 31, 2026, March 31, 2025, March 31, 2024, March 31, 2023 and March 31, 2022 is derived from the Fund’s financial statements for the fiscal year ended March 31, 2026 audited by [ ], an independent registered public accounting firm, whose report on such financial statements is contained in the Fund’s March 31, 2026 [Annual Report] and is incorporated by reference into the Statement of Additional Information.

	Year Ended March 31, 2026	Year Ended March 31, 2025	Year Ended March 31, 2024	Year Ended March 31, 2023	Year Ended March 31, 2022
Net Asset Value, Beginning of Year	$[ ]	$27.61	$27.56	$27.72	$25.70
Income from Investment Operations:
Net investment income(a)	[ ]	0.33	0.26	0.17	0.22
Net realized and unrealized gain (loss)	[ ]	1.07	0.55	0.43	2.55
Total from investment operations	[ ]	1.40	0.81	0.60	2.77
Less Distributions to Shareholders from:
Distribution from Net Investment Income and Net Realized Gains	[ ]	(0.78)	(0.02)	(0.37)	(0.44)
Return of capital	[ ]	—	(0.74)	(0.39)	(0.31)
Total Distributions	[ ]	(0.78)	(0.76)	(0.76)	(0.75)
Net Asset Value, End of Year	[ ]	$28.23	$27.61	$27.56	$27.72
Total Return Based on Net Asset Value	[ ]%	5.13%	3.25%	2.49%	10.91%
Ratios and Supplemental Data
Net Assets at end of period (000’s)	$[ ]	$2,595,792	$2,947,328	$3,029,389	$2,674,715
Ratios of gross expenses to average net assets	[ ]%	1.60%	1.36%	1.31%	1.29%
Ratios of net expenses to average net assets	[ ]%	1.60%	1.36%	1.31%	1.29%
Ratios of net investment income to average net assets	[ ]%	1.19%	0.95%	0.63%	0.82%
Portfolio turnover rate	[ ]%	19.89%	18.53%	19.47%	16.90%

(a)	Per Share amounts are calculated based on average outstanding shares.

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The information in the table below for the fiscal years ended March 31, 2021, March 31, 2020 and March 31, 2019 and the period from September 18, 2017 (commencement of operations) to March 31, 2018 is derived from the Fund’s financial statements for the fiscal year ended March 31, 2022.

	Year Ended March 31, 2021	Year Ended March 31, 2020	Year Ended March 31, 2019	Period From September 18, 2017 (inception) to March 31, 2018
Net Asset Value, Beginning of Period	$24.10	$25.24	$25.18	$25.00
Income from Investment Operations:
Net investment income(a)	0.23	0.50	0.58	0.17
Net realized and unrealized gain (loss)	2.12	(0.75)	0.26	0.11
Total from investment operations	2.35	(0.25)	0.84	0.28
Less Distributions to Shareholders from:
Net investment income	(0.13)	—	(0.28)	(0.02)
Return of capital	(0.62)	(0.89)	(0.50)	(0.08)
Total Distributions	(0.75)	(0.89)	(0.78)	(0.10)
Net Asset Value, End of Period	$25.70	$24.10	$25.24	25.18
Total Return Based on Net Asset Value	9.35	(1.08)%	3.64%	1.12%(b)
Ratios and Supplemental Data
Net Assets at end of period (000’s)	$1,876,556	$1,614,024	$1,324,192	802,734
Ratios of gross expenses to average net assets	1.34	1.30%	1.33%	1.36%(c)
Ratios of net expenses to average net assets	1.33	1.30%	1.33%	1.36%(c)
Ratios of net investment income to average net assets	0.91	1.99%	2.18%	1.26%(c)
Portfolio turnover rate	27.95	34.42%	18.04%	18.09%(b)

(a)	Per Share amounts are calculated based on average outstanding shares.
(b)	Not annualized.
(c)	Annualized.

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RISK FACTORS
An investment in the Fund is subject to a high degree of risk. Risks of investing in the Fund, or in an investment vehicle managed by Managers utilized by the Fund, include, but are not limited to, those outlined below. For purposes of this section, references to “the Adviser” should be read to include the Sub-Advisers and the Managers and references to “the Fund” should be read to include the Private Funds, the Subsidiaries, and the Sub-REIT, in each case as applicable. The principal risks of the Fund reflect the aggregate operations of the Fund, its Subsidiaries, and the Sub-REIT. You should consider carefully the risks before investing in the Shares. You may also wish to consult with your legal and tax advisors before deciding whether to invest in the Fund.
Infrastructure-Related Companies Risk
General. An investment in the Fund is subject to certain risks associated with the related ownership, use, and operation of infrastructure and infrastructure-related assets in general, including: the burdens of ownership of infrastructure; local, national and international economic conditions; the supply and demand for services from and access to infrastructure; the financial condition of users and suppliers of infrastructure assets; changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; changes in environmental laws and regulations, and planning laws and other governmental rules; environmental claims arising in respect of infrastructure acquired with undisclosed or unknown environmental problems or as to which inadequate reserves have been established; disruptive weather and environmental effects; changes in energy prices; changes in fiscal and monetary policies; negative developments in the economy that depress travel; uninsured casualties; insurance costs and industry competition; technological developments and disruptions; force majeure acts, terrorist events, under-insured or uninsurable losses; and other factors which are beyond the reasonable control of the Fund. In many cases, the rates, or the fees charged to end users, that are charged by infrastructure assets are determined by regulators, concession agreements with governments (i.e., agreements between a government and a private company in which the company is granted rights to operate, maintain, or develop specific assets for an agreed-upon period in exchange for fees), and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees in connection with inflation, economic growth, or otherwise. Many of these factors could cause the value of infrastructure investments to decline and negatively affect the Fund’s returns. Specifically, such risks include, but are not limited to the following:
Regulatory Risks. Government authorities at all levels are actively involved in the promulgation and enforcement of regulations relating to matters affecting the ownership, use and operation of infrastructure assets. The institution and enforcement of such regulations could have the effect of increasing the expenses, and lowering the income or rate of return, as well as adversely affecting the value of the Fund.
Many of the infrastructure investments may be subject to varying degrees of statutory and regulatory requirements, including those imposed by zoning, environmental, safety, labor and other regulatory or political authorities. Such investments may require numerous regulatory approvals, licenses and permits to commence and continue their operations. Failure to obtain or a delay in obtaining relevant permits or approvals could hinder construction or operation and could result in fines or additional costs for a project entity, issuer, or Private Fund, loss of such rights to operate the affected business, or both, which in each case could have a material adverse effect on the investments. Where an issuer’s or Private Fund’s ability to operate a business is subject to a concession or lease from the government, the concession or lease may restrict its ability to operate the business in a way that maximizes cash flows and profitability. The impact of these requirements on an issuer or Private Fund, and therefore on the Fund, may be complicated by the fact that Private Funds may operate in multiple jurisdictions.
Adoption of new laws or regulations, or changes in interpretations of existing ones, or any of the other regulatory risks mentioned above could have a material adverse effect on an investment and on the Fund’s ability to meet its investment objective.
Operating and Technical Risks. Infrastructure investments may be subject to operating and technical risks, including risk of mechanical breakdown, failure to perform according to design specifications, labor and other work interruptions, and other unanticipated events that adversely affect operations. There can be no assurance that any or all such risk can be mitigated. An operating failure may lead to loss of a license, concession or contract on which an investment may depend.

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The long-term profitability of an infrastructure project, once constructed, is partly dependent upon efficient operation and maintenance of the assets. Inefficient operations and maintenance and, in certain infrastructure sectors, latent defects in acquired infrastructure assets may adversely affect the financial returns of the Fund.
Government Contract Risk. To the extent that the Fund gains exposure to infrastructure assets that are governed by concession agreements with governmental authorities (i.e., agreements between a government, whether at the national, state, local, district or other level, and a private company in which the company is granted rights to operate, maintain, or develop specific assets for an agreed-upon period in exchange for fees), there is a risk that these authorities may not be able to or may choose not to honor their obligations under such agreement, especially over the long term.
Government leases or concessions may also contain clauses more favorable to the government counterparty than would a typical commercial contract. For instance, a lease or concession may enable the government to terminate the lease or concession in certain circumstances without requiring it to pay adequate compensation. In addition, government counterparties also may have the discretion to change or increase regulation of an issuer’s or Private Fund’s operations, or implement laws or regulations affecting such issuer’s or fund’s operations, separate from any contractual rights they may have. Governments have considerable discretion in implementing regulations that could impact infrastructure assets, and because infrastructure businesses provide, in many cases, basic, everyday services, and face limited competition, governments may be influenced by political considerations and may make decisions that adversely affect the infrastructure investments.
Capital Expenditures. There is a risk that unforeseen factors may require capital expenditures in excess of forecasts and a risk that new or additional regulatory requirements, safety requirements or issues related to asset quality and integrity may result in the need for additional capital expenditure for refurbishment, reinforcement or replacement of infrastructure assets.
Demand and User Risk. The revenue generated by infrastructure and infrastructure-related assets may be impacted by the demand of users or the number of users for the products or services provided by such assets (for example, traffic volume on a toll road). Any reduction in demand and/or the number of users may negatively impact the profitability of the infrastructure investment. Demand for infrastructure assets may be subject to seasonal variations leading to increased or reduced revenues and profitability at various times during the year, which could affect the short-term returns to the Fund.
Lack of Liquidity of Infrastructure Assets. Although infrastructure investments may generate some current income, they are expected to be generally illiquid. In addition, public sentiment and political pressures may affect the ability of the Fund to sell one or more of its infrastructure investments. As a result, it may be difficult from time to time for such fund to realize, sell or dispose of an infrastructure investment at an attractive price or at the appropriate time or in response to changing market conditions, or the Fund may otherwise be unable to complete a favorable exit strategy. Losses on unsuccessful investments may be realized before gains on successful investments are realized. Although some infrastructure investments may generate operating income, the full return of capital and the realization of gains, if any, will generally occur only upon the partial or complete disposal of such an investment. Additionally, income from some infrastructure investments will not be realized until a number of years after they are made.
The Fund may hold, or have exposure to, securities or other instruments issued in conjunction with the financing of and infrastructure investment. Such securities and instruments are generally not publicly traded. In the United States, such securities and instruments are generally unregistered for securities law purposes and can generally be resold only in privately negotiated transactions or in a public offering registered under the Securities Act. Outside the United States, similar restrictions may apply. Considerable delay in resale could be encountered in either case and, unless otherwise contractually provided for, the Fund’s proceeds upon sale may be reduced by the costs of registration or underwriting discounts. The difficulties and delays associated with such transactions could result in the Fund’s inability to realize a favorable price upon disposition of unlisted securities or instruments, and at times might make disposition of such securities and instruments impossible.
Litigation Risk. Infrastructure assets are often governed by a complex series of legal documents and contracts. As a result, the risks of a dispute over interpretation or enforceability of the documentation and consequent costs and delays may be higher than for other investments. In addition, a Private Fund may be subject to claims by third parties (either public or private), including environmental claims, legal action arising out of acquisitions or dispositions, workers’ compensation claims and third party losses related to disruption of the provision of infrastructure services by an infrastructure provider. Further, it is not uncommon for infrastructure assets to be exposed to legal action from special

27

interest groups seeking to impede particular infrastructure projects to which they are opposed. If any of the infrastructure investments become involved in material or protracted litigation, the litigation expenses and the liability threatened or imposed could have a material adverse effect on the Fund.
Project Finance. Some infrastructure investments may be structured on a project finance basis. A project finance structure entails the assumption of “project risk” by equity investors, usually without recourse to a project sponsor. Such risk can include many, if not all of the risks discussed in this “Risk Factors” section. An issuer or Private Fund may also invest in some projects and facilities at an early stage of development. These projects involve additional uncertainties, including the possibility that the projects may not be completed, operating licenses may not be obtained, and permanent financing may be unavailable.
Follow-On Investments. An infrastructure investor may be called upon to provide additional funding for an infrastructure investment or have the opportunity to increase such an investment. There can be no assurance that an issuer or Private Fund in which the Fund invests will wish to make follow-on investments or that it will have sufficient funds to do so. Similarly, co-investors may decline to fund their pro rata share of any such follow-on investments. Any decision by an issuer or Private Fund or a co-investor not to make a follow-on investment or their inability to make them may have a substantial negative impact on such an infrastructure investment in need of further investment or may diminish the issuer or Private Fund’s ability to influence the investments future development.
Timberland-Related Companies Risk
An investment in the Fund is subject to certain risks associated with the ownership of timberland and timberland-related assets in general, including those described below.
Volatility Risk. Private Funds and other investors that invest in timberland and timber-related assets will have operating revenues that are dependent on prevailing market prices for wood products, which can fluctuate over time. Prevailing wood product prices are affected by changes in supply and demand, especially within a particular geographic area. Decreases in demand, increases in supply, or both, may reduce timber prices, which in turn may reduce an issuer’s or Private Fund’s revenues and adversely affect an issuer’s or Private Fund’s ability to make distributions, which may negatively affect the Fund’s returns.
The industries that use these various wood products drive the demand for them. Each market prices the product independently from the other markets. It is possible that all markets could deteriorate simultaneously, and negatively affect the ability of an issuer or Private Fund to make distributions, which in turn may negatively affect the Fund’s returns.
The demand for most pine sawtimber depends on the level of construction, repair and remodeling activity occurring in the general economy. Interest rates and other local, national and international economic conditions affect the level of construction, repair and remodeling activity. A slowdown in construction and/or remodeling is likely to reduce demand for an issuer’s or Private Fund’s timber, which may reduce an issuer’s or Private Fund’s revenues, and, in turn, negatively affect the Fund. Wood substitutes and lower quality wood products may increasingly compete with higher quality sawtimber, which could also reduce demand for timber.
Demand for pulpwood is affected by the general level of economic activity. Pulpmill output is primarily sold to large retail sellers of paper products. In the event of a decline in paper usage, these retailers may reduce their demand on pulpmills, and the market for an issuer’s or Private Fund’s pulpwood could be adversely affected. Additionally, if paper recycling were to become more widely practiced, reduced demand for new paper made from an issuer’s or Private Fund’s pulpwood could result.
The number of timber sellers and the volume of timber available for sale determine the supply of timber. Historically, increases in timber prices have caused owners of timberlands to increase their timber cutting. An increase in supply may partly offset price increases.
Trade Policy Risk. Changes in foreign or United States trade policies, including but not limited to tariffs or trading agreements with other countries affecting the cost of imported lumber, could negatively affect the market for an issuer’s or Private Fund’s timber. An influx of Canadian lumber subsidized by the Canadian government could negatively affect the ability of an issuer or Private Fund to sell its timber and negatively affect the ability of an issuer or Private Fund to make distributions. Long-term oversupply sourced from any foreign timber suppliers could negatively affect the value of the timberland investments of an issuer or Private Fund upon their disposition.

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Demand Risk. Demand for saw logs and pulpwood is affected by various factors in the world economy, such as regional growth rates, construction activity, changes in currency exchange rates and capital spending. Adverse conditions in the larger economy may result in lower investment in any or all of the markets in which an issuer or Private Fund intends to sell its timber.
Competition Risk. The extent of use of alternative building materials, such as steel and plastics, by the industries that use various wood products may affect the supply and demand for wood products. Decreases in demand may reduce timber prices, which in turn may reduce an issuer’s or Private Fund’s revenues and affect its ability to make distributions, which may negatively impact the Fund’s returns.
Regulatory Risk. Timberland operations are subject to numerous federal, state and local laws and regulations, including those relating to the environment, endangered species, forestry activities, and health and safety. The laws and regulations intended to protect threatened and endangered species, and other environmental laws and regulations, are stringent and could become more so in the future. A number of species indigenous to timberlands, such as the red cockaded woodpecker and the bald eagle, have been and in the future may be protected under the federal Endangered Species Act and similar state laws. The presence of protected species on or near an investment property may restrict timber harvesting, road building and other activities. The asset manager of an issuer or Private Fund will have operations that are also subject to specialized statutes and regulations governing forestry operations, and to other environmental laws, some of which may in the future restrict harvesting, road building and other activities. There can be no assurance that current and future laws and regulations will not cause such asset manager and the issuer or Private Fund to incur significant costs, damages, penalties and liabilities, or that they will not affect materially and adversely harvesting operations on such investment properties.
Adoption of new laws or regulations, or changes in interpretations of existing ones, or any of the other regulatory risks mentioned above could have a material adverse effect on an investment and on the Fund’s ability to meet its investment objective.
Lack of Liquidity of Real Estate. Because real estate investments are relatively illiquid, an issuer or Private Fund’s ability to promptly sell one or more timberland properties in its portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors that are beyond the Fund’s control, including:
•	changes in international, national, regional and local economic and market conditions;
•	changes in interest rates and in the availability, cost and terms of debt financing;
•	changes in governmental laws and regulations, fiscal policies and zoning ordinances, and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
•	forestry costs associated with maintaining and managing timberland properties;
•	changes in operating expenses; and
•	fires, hurricanes, earthquakes, floods and other natural disasters as well as civil unrest, acts of war and terrorism, each of which may result in uninsured losses.
As part of the business plan and as necessary, an issuer or Private Fund intends to sell portions of its timberland during opportunistic times. An issuer or Private Fund plans to sell timberland to third parties who intend to put it to a higher and better use and therefore may be willing to pay higher prices than would be expected if they remained timber-producing properties. In acquiring the investment properties, however, and in entering into long-term supply agreements, an issuer or Private Fund may agree to lock-out provisions that materially restrict such issuer or Private Fund from selling a specific investment for a period of time or impose other restrictions, such as limitations on the amount of debt that can be placed or repaid on that investment. These factors and any others that would impede an issuer’s or Private Fund’s ability to respond to market opportunities could result in lower distributions than would be available if the issuer or Private Fund and were able to quickly respond to such market opportunities, which may adversely affect the financial returns of the Fund.
Natural Disasters. Natural causes such as fire, insect infestation, bad weather, global climate shifts and other causes beyond the control of the asset manager of an issuer or Private Fund and such issuer or Private Fund may have an impact on the timing of harvests, or reduce the volume and value of timber harvested from the issuer’s or Private Fund’s timberlands. This in turn may adversely affect the issuer’s or Private Fund’s operations and financial condition.

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For example, infestation by the southern pine beetle could necessitate the early harvesting of affected trees. Extreme drought conditions could reduce the survival rate of trees planted within a year of the drought conditions. Ice storms and hurricanes could necessitate the early or unplanned harvesting of affected trees. Prolonged periods of adverse weather could negatively affect the quality of the timber produced, negatively affecting the value of both the harvest and the residual value of an issuer’s or Private Fund’s timberland. It is consistent with normal industry practices for an issuer or Private Fund not to maintain insurance for any loss to its timber from natural disasters or other similar causes, but an asset manager of an issuer or Private Fund may periodically review the costs and benefits of insurance products for portfolio timberlands.
Agriculture/Farmland-Related Companies Risk
General. Investments in agriculture/farmland are subject to various risks, including adverse changes in national or international economic conditions, adverse local market conditions, adverse natural conditions such as storms, floods, drought, windstorms, hail, temperature extremes, frosts, soil erosion, infestations and blights, failure of irrigation or other mechanical systems used to cultivate the land, financial conditions of tenants, marketability of any particular kind of crop that may be influenced, among other things, by changing consumer tastes and preferences, import and export restrictions or tariffs, casualty or condemnation losses, government subsidy or production programs, buyers and sellers of properties, availability of excess supply of property relative to demand, changes in availability of debt financing, changes in interest rates, real estate tax rates and other operating expenses, environmental laws and regulations, governmental regulation of and risks associated with the use of fertilizers, pesticides, herbicides and other chemicals used in commercial agriculture, zoning laws and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of properties, risk due to dependence on cash flow, as well as acts of God, uninsurable losses and other factors which are beyond the control of an issuer, a Private Fund, or the Sub-REIT. Many of these risks could cause the value of agriculture/farmland investments to decline and negatively affect the Fund’s returns.
Capital Expenditures. An issuer, a Private Fund, or the Sub-REIT expects to provide good faith projections of the capital needs of its agriculture/farmland investments, however, there can be no assurance that the capital needs of any investments from time to time will not exceed such estimates or that a property will generate sufficient cash flow to cover its capital needs.
Lack of Liquidity for Agriculture/Farmland Investments. Generally, real estate assets such as the agriculture/farmland investments expected to be made by an issuer, a Private Fund, and the Sub-REIT are illiquid in nature. The ability of an issuer, a Private Fund, or the Sub-REIT to vary its investments in response to changes in economic and other conditions will be limited. There is risk that an issuer, a Private Fund, or the Sub-REIT will be unable to realize its investment objectives through sale or disposition of a property at an attractive price or within any given period of time or will otherwise be unable to complete any exit strategy. In particular, these risks could arise from absence of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. Furthermore, in some cases, an issuer, a Private Fund, or the Sub-REIT may have certain contractual obligations to tenants or joint venture partners in connection with a sale or disposition that may limit or prohibit the ability to complete an exit strategy in a timely fashion. Any of the foregoing factors could limit the ability of an issuer, a Private Fund, or the Sub-REIT to vary its investments rapidly in response to changes in economic and other conditions, which may negatively impact the Fund’s returns.
Environmental Risks. Under various federal, state and local laws, ordinances and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances or petroleum products on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of, or the failure to remediate properly, such substances may adversely affect the owner’s ability to borrow using such real property as collateral or to sell such property. In connection with the ownership (direct or indirect), management and development of agriculture/farmland property, an issuer, a Private Fund, or the Sub-REIT could be considered an owner or operator of the property and may be liable for removal or remediation costs, as well as certain other potential costs relating to such hazardous or toxic substances or petroleum products.
In particular, investors should be aware that commercial agriculture operators typically utilize fertilizers, pesticides, herbicides and other chemicals, and that an issuer, a Private Fund, or the Sub-REIT will invest in properties where such materials have been used and lease such properties to operators who will use such materials.

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Although such an issuer’s, a Private Fund’s, or the Sub-REIT’s properties are subject to environmental assessments, no assurances can be given that the environmental assessments reveal all environmental liabilities, or that a Private Fund or the Sub-REIT has established adequate reserves for such liabilities, or that no prior owners created any environmental condition not disclosed in the environmental assessment for such property.
Uninsured Losses. Issuers, Private Funds, and the Sub-REIT will seek to maintain insurance coverage against liability to third parties for injury and property damage relating the agriculture/farmland investments held by such issuer, Private Fund, or Sub-REIT to in amounts commercially reasonable. However, the actual premiums and deductibles payable by an issuer, a Private Fund, or the Sub-REIT may be substantially different from the premiums and deductibles such issuer, Private Fund, or Sub-REIT may have projected for premiums and deductibles. Insurance against certain risks, such as earthquakes, floods, windstorms, biological agents or damage by terrorism, may be commercially unavailable, available in amounts that are less than the full market value or replacement cost of investment properties, subject to a large deductible or not economically insurable. In addition, there can be no assurance that the particular risks that are currently insurable will continue to be insurable on an economic basis. There is no guarantee that any insurer will pay the full amount of any claim, that the insurer will not dispute or refuse to pay on any claim of loss or that the insurer will be solvent or financially able to pay any claim, especially in the case of a catastrophic loss in one geographical area. Additionally, all of the properties owned by an issuer, a Private Fund, or the Sub-REIT may be at risk in the event of an uninsured liability to third parties.
Litigation Risk. The acquisition, ownership and disposition of agriculture/farmland carry certain specific litigation risks. Litigation may be commenced with respect to a property acquired by an issuer, a Private Fund, or the Sub-REIT in relation to activities that took place prior to such issuer’s, Private Fund’s, or Sub-REIT’s acquisition of such property, or in relation to the prior owner of the property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such potential buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosure made, if such buyer is passed over in favor of another as part of an issuer, a Private Fund’s, or the Sub-REIT’s efforts to maximize sale proceeds. Similarly, successful buyers may later sue an issuer, a Private Fund, or the Sub-REIT under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence.
Liquidity Risk
The Fund will invest a substantial portion of its assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act.
Where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than the prevailing price when it decided to sell. The Fund may be unable to sell restricted and other illiquid securities at the most opportune times or at attractive prices or at prices approximating the value at which it purchased such securities. The Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.
Additionally, the Fund’s repurchase process could involve substantial complications and delays, as the ability of the Fund to honor repurchase requests is dependent in part upon the Fund’s ability to make withdrawals from Private Funds which may be delayed, suspended altogether or not possible because, among other reasons, (i) many Private Funds permit withdrawals only on an infrequent basis, which timing is not likely to coincide with the repurchase dates of the Fund, (ii) some Private Funds may impose limits (known as “gates”) on the aggregate amount that a shareholder or all shareholders in the Private Fund may withdraw on any single withdrawal date, and (iii) the Private Funds’ portfolios may include investments that are difficult to value and that may only be able to be disposed of at substantial discounts or losses.
In addition, the Fund’s interests in the Private Funds are subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from a Private Fund pursuant to limited withdrawal rights. Some Private Funds may subject the Fund to a lockup period or otherwise suspend the repurchase rights of their shareholders, including the Fund, from time to time. Further, Private Fund managers may impose transfer restrictions on the Fund’s interests. There may be no secondary market for the Fund’s interests in the Private Funds. The illiquidity of these interests may

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adversely affect the Fund were it to have to sell interests at an inopportune time. Overall, the types of restrictions on investments by the Private Funds affect the Fund’s ability to invest in, hold, vote the shares of, or sell the Private Funds. Furthermore, the Fund, upon its withdrawal of all or a portion of its interest in a Private Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of. In addition, each of the Sub-REIT and the VCRRX Subsidiary invests in illiquid assets, and may be unable to sell its assets, or be forced to sell them at reduced prices. The Sub-REIT and the Subsidiaries may be unable to sell their assets, or be forced to sell them at reduced prices. The Fund also may invest directly in other private securities that it may not be able to sell at the Fund’s current carrying value for the securities. The illiquidity of these securities may adversely affect the Fund.
Interval Fund Risk
The Fund is a closed-end investment company that provides limited liquidity through quarterly repurchase offers under Rule 23c-3 under the Investment Company Act and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly-traded. There is currently no secondary market for the Shares; however, the Fund intends to authorize transfers of shares through the auction process which, if used, may, from time to time, provide a limited opportunity to dispose of Shares outside of the Fund’s Repurchase Offers. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the LLC Agreement and the Fund’s repurchase policy. Shareholders should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. Even though the Fund will offer to repurchase Shares on a quarterly basis, there is no guarantee that shareholders will be able to sell Shares at any given time or in the quantity desired. An investment in the Fund is considered an illiquid investment and the Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment.
In general, limited liquidity is provided to shareholders only through the Fund’s quarterly Repurchase Offers for not less than 5% nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer amount will be determined by the Board before each Repurchase Offer. There is no guarantee that shareholders will be able to sell all of the Shares they desire in a quarterly Repurchase Offer. The Fund’s Repurchase Offers may be, and in the past have been, oversubscribed. In the event of oversubscription, the Fund may repurchase, and in the past has repurchased, shares on a pro rata basis. Because of the potential for proration, some shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of specific number of Shares. Additionally, in certain instances such Repurchase Offers may be suspended or postponed by a vote of a majority of the Board, including a vote by a majority of the Independent Directors, as permitted by the Investment Company Act and other laws. See “Quarterly Repurchases of Shares.”
Valuation Risk
The value of the Fund’s investments will be difficult to ascertain, and the valuations provided in respect of the Private Funds, the Subsidiaries, the Sub-REIT, private debt investments, and other private securities will likely vary from the amounts the Fund would receive upon withdrawal, realization or other disposition of these investments. While the value of the Fund’s publicly-traded securities is more readily ascertainable, the Fund’s ownership interest in Private Funds, the Subsidiaries, the Sub-REIT, private debt investments and other private securities that are not publicly traded will depend on appraisers, pricing agents and other service providers, arrangers, Managers, and property managers to the Sub-REIT to provide a valuation, or assistance with a valuation, of the Fund’s investment. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide only an estimate of value. Moreover, the valuation of the Fund’s investment in a Private Fund, as provided by a Manager as of a specific date, or of the Sub-REIT provided by a property manager, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party.
The process of valuing the Fund’s private debt investments and other private investments for which reliable market quotations are not available is based on inherent uncertainties. Price estimates and other valuation information from third parties may at times be unavailable or unreliable. In particular, valuations of the Fund’s privately-issued debt investments backed by infrastructure assets may fluctuate over short periods of time depending on the nature of the asset. Pricing may be based on valuation ranges as opposed to specific price estimates and the Adviser may seek to fair value such investments using inputs such as comparable public market valuations, comparable transaction prices, discounted cash flow analyses, assessments of borrower credit quality and other financial or other relevant information. The Fund’s determination of fair value may differ materially from the values that would have been used if a liquid

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trading market for these securities existed. The Fund’s NAV could be adversely affected if the determinations regarding the fair value of its private debt investments and other private investments were materially higher than the values that the Fund ultimately realizes upon the disposition of such investments.
For information about the value of the Fund’s investment in Private Funds, the Adviser will be dependent on valuations or other information provided by the Private Funds, including quarterly unaudited financial statements. Such valuations may be based on fair valuation procedures and may prove to be inaccurate, which could adversely affect the Adviser’s ability to value accurately the Fund’s Shares. Shareholders should be aware that the situations involving uncertainties as to the valuation of the investments of the Fund could have an adverse effect on the NAV of the Fund if the judgments of the Adviser regarding appropriate valuations should prove incorrect. The Adviser faces conflicts of interest in assisting with the valuation of the Fund’s investments, as the value of the Fund’s investments will affect the Adviser’s compensation.
In addition, the valuations of the Fund’s investments in Private Funds, the Sub-REIT, private debt investments and other private securities are subject to later adjustment or revision. If the Fund’s NAV is adjusted after a shareholder receives their Shares upon purchase or receives repurchase proceeds in a repurchase offer, the adjustment will not, in most cases, result in an adjustment to the number of Shares received by the shareholder in a purchase or a shareholder’s repurchase proceeds in a repurchase offer.
Accordingly, there can be no assurance that the stated NAV of the Fund, as calculated based on such valuations, will be accurate on any given date, nor can there be any assurance that the sale of any property would be at a price equivalent to the last estimated value of such property. If at any time the stated NAV of the Fund is lower than its true value, those investors who have their Shares repurchased at such time will be underpaid and investors who retain their Shares would be adversely affected if more Shares were to be issued at the low price than are repurchased at that price. Conversely, if the Fund’s stated NAV is higher than its true value, those investors who purchase Shares at such time will overpay, and if repurchases of Shares based on a high stated NAV were to exceed purchases of Shares at that value, investors who do not have their Shares repurchased will be adversely affected. In addition, investors would be adversely affected by higher fees payable to the Adviser if the gross asset value of the Fund is overstated.
As a result, the NAV of the Fund, as determined based on the fair value of its investments in Private Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Private Funds. This could adversely affect shareholders whose Shares are repurchased as well as new shareholders and remaining shareholders. For example, in certain cases, the Fund might receive less than the fair value of its investment in connection with its withdrawal of its investment from a Private Fund, resulting in a dilution of the value of the Shares of shareholders who do not tender their Shares in any coincident tender offer and a windfall to tendering shareholders; in other cases, the Fund might receive more than the fair value of its investment, resulting in a windfall to shareholders remaining in the Fund, but a shortfall to tendering shareholders. The Adviser will attempt to resolve any conflicts between valuations assigned by Manager and fair value as determined by the Adviser by seeking information from the Manager and reviewing all relevant available information. Such review may result in a determination to change the fair value of the Fund’s investment. Shareholders in the Fund have no individual right to receive information about the Private Funds or the Managers, will not be shareholders in the Private Funds, and will have no rights with respect to or standing or recourse against the Private Funds, Managers or any of their respective affiliates.
Leverage Risk
There are significant risks associated with borrowings and leverage. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. Investors in the Fund should consider the various risks of leverage, including, without limitation, the risks described below. There is no assurance that a leveraging strategy would be successful.
Leverage involves risks and special considerations for shareholders including:
•	the likelihood of greater volatility of NAV of the Shares, and of the investment return to shareholders, than a comparable portfolio without leverage;
•	the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders;
•	the effect of leverage in a declining market or a rising interest rate environment, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged;

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•	the potential for an increase in operating costs, which may reduce the Fund’s total return; and
•	the possibility either that dividends will fall if the interest and other costs of leverage rise, or that dividends paid on Shares will fluctuate because such costs vary over time.
In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.
Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the Investment Company Act. In addition, borrowings by the Fund may be made on a secured basis. The Fund’s Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Fund’s Custodian, to liquidate the Fund’s assets, which may include redemption of the Fund’s investments in underlying Private Funds, without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.
The use of leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.
Interest or other expenses payable by the Fund with respect to its borrowings generally will be based on shorter-term interest rates that would be periodically reset. So long as the Fund’s portfolio investments provide a higher rate of return (net of applicable Fund expenses) than the interest rates and other costs to the Fund of such leverage, the investment of the proceeds thereof will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to shareholders than if the Fund were not so leveraged. If, however, shorter-term interest rates rise relative to the rate of return on the Fund’s portfolio, the interest and other costs of leverage to the Fund (including interest expenses on borrowings) could exceed the rate of return on the investments held by the Fund, thereby reducing return to shareholders. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by the shareholders and will reduce the investment return of the Shares. Therefore, there can be no assurance that the Fund’s use of leverage will result in a higher yield on the Shares, and it may result in losses.
In addition to any borrowing utilized by the Fund, the VCRRX Subsidiary, the Sub-REIT, and the Private Funds in which the Fund invests may utilize leverage. The Sub-REIT and the Private Funds may be able to borrow, subject to the limitations of their charters and operative documents. While leverage presents opportunities for increasing the Fund’s, the VCRRX Subsidiary’s, the Sub-REIT’s, or a Private Fund’s total return, it has the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of the Fund, the VCRRX Subsidiary, the Sub-REIT, or the Private Fund will decrease. Additionally, any event which adversely affects the value of an investment by the Fund, the VCRRX Subsidiary, the Sub-REIT, or a Private Fund would be magnified to the extent the Fund, the VCRRX Subsidiary, the Sub-REIT or such Private Fund, is leveraged. Furthermore, because the Private Funds may themselves incur higher level of leverage than that which the Fund is permitted, the Fund could be effectively leveraged in an amount far greater than the limit imposed by the Investment Company Act.
The cumulative effect of the use of leverage by the Sub-REIT or a Private Fund in a market that moves adversely to the Sub-REIT or such Private Fund’s investments could result in a substantial loss which would be greater than if the Sub-REIT or Private Fund were not leveraged.

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Auction Risk
There can be no guarantee that the auction process will function as intended, or that there will be sufficient investor demand to support such auctions. Further, such auctions shall only be available during limited time periods in which the transfers are authorized pursuant to the LLC Agreement. Even if the auction process is operationally functional, shareholders may be unable to sell their Fund Shares at the price they desire or at any price at all. It is likely that Shares sold at auction will receive a price that is less than the Fund’s most recently calculated NAV, and depending on buy side interest in a particular auction, the price could be substantially below NAV.
Debt Securities and Related Investments Risk
The Fund intends to invest in real asset-related debt securities, including but not limited to senior secured debt, subordinated debt, real-asset related loans, mezzanine debt, and other similar types of investments. These securities are subject to credit risk and interest rate risk. In addition, certain factors may affect materially and adversely the market price and yield of such debt securities, including investor demand, changes in the financial condition of the borrower, government fiscal policy and domestic or worldwide economic conditions. The Fund may invest in debt securities that are unrated, or, if rated, below investment grade (commonly referred to as “high yield” securities or “junk bonds”), and whether or not rated, the debt securities may have speculative characteristics. In addition, there may be transfer restrictions on the private debt securities or, if applicable, the secondary market on which such debt securities are traded may be less liquid than the market for investment-grade securities, meaning such debt securities are subject to greater liquidity risk than investment-grade securities, and it may be more difficult to hedge against the risks associated with such debt securities. The Adviser is partially reliant on its relationships with arrangers in connection with the Adviser’s ability to source private debt and loan opportunities for the Fund. To the extent the Adviser is unable to develop or maintain relationships with qualified arrangers, the Adviser may have difficulty ensuring the Fund’s access to suitable private debt and loan opportunities. In addition, privately negotiated investments in loans and illiquid securities of private companies require substantial due diligence and structuring, and the Fund may not be able to achieve its desired investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.
Investments of the Fund in the form of private debt securities generally are expected to be held for the duration of their term. While from time to time the Fund may seek to exit an investment prior to maturity, investments are likely to be relatively illiquid. The Fund’s ability to dispose of investments in such situations may be constrained by a general shortage of local capital and the absence of interest from third parties who may be seeking to acquire the debt securities and any such exit or disposal may be at a discount.
Loans and Loan-Related Investments Risk
In addition to risks generally associated with debt securities and related investments (e.g., credit risk, interest rate risk), loans and loan-related investments, including loan participations and assignments, are subject to other risks. Although a loan obligation may be fully collateralized at the time of origination or acquisition, the collateral may subsequently decline in value, be or become illiquid or less liquid, or lose all or substantially all of its value. Many loans and loan-related investments are subject to legal or contractual restrictions on resale and certain loan investments may be or become illiquid or less liquid and more difficult to value, particularly in the event of a downgrade of the loan or the borrower.
There is less readily available, reliable information about most loan investments than is the case for many other types of securities. Substantial increases in interest rates may cause an increase in loan obligation defaults. Loans are subject to the risk that scheduled interest or principal payments will not be made in a timely manner or at all, either of which may adversely affect the values of the loan. If the Fund does not receive scheduled interest or principal payments on such indebtedness, the Fund’s performance could be adversely affected. Loans that are fully secured offer the Fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, the collateral underlying a loan may be unavailable or insufficient to satisfy a borrower’s obligation, and the Fund could become part owner of any collateral if a loan is foreclosed, subjecting the Fund to costs associated with owning and disposing of the collateral.
The Fund may not be entitled to rely on the anti-fraud protections of the federal securities laws in connection with its loan-related investments, although it may be entitled to certain contractual remedies. The market for loan obligations may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Because

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transactions in many loans are subject to extended trade settlement periods, the Fund may not receive the proceeds from the sale of a loan for a period after the sale. As a result, sale proceeds related to the sale of loans may not be available to make additional investments or to meet the Fund’s repurchase obligations for a period after the sale of the loans, and, as a result, the Fund may have to sell other investments or engage in borrowing transactions, such as borrowing from a credit facility, if necessary to raise cash to meet its obligations. During periods of heightened repurchase activity or distressed market conditions, the Fund may seek to obtain expedited trade settlement, which will generally incur additional costs (although expedited trade settlement will not always be available).
The Fund may invest in loans in any part of the capital structure. Senior loans hold the most senior position in the capital structure of a business entity, and are typically secured with specific collateral, but are nevertheless usually rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”). Second lien loans are subordinated to the security interest of the senior lender or unsecured, and thus lower in priority of payment to senior loans, and are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower, have greater price volatility, and may be less liquid. Unsecured loans will not benefit from any interest in collateral of the borrower. Liens on such a borrower’s collateral, if any, will secure the borrower’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the borrower under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before the Fund.
The Fund may have difficulty disposing of loans and loan participations because to do so it will have to assign or sell such securities to a third party. Because there is no liquid market for many such securities, the Fund anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market may have an adverse impact on the value of such securities and the Fund’s ability to dispose of particular loans and loan participations when that would be desirable, including in response to a specific economic event such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for loans and loan participations also may make it more difficult for the Fund to assign a value to these securities for purposes of valuing the Fund’s portfolio.
Generally, loans have the benefit of covenants that impose restrictions and obligations on the borrower, including, in some cases, restrictions on ability of the borrower to further encumber its assets. “Covenant-lite” agreements feature incurrence covenants, as opposed to more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend, making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. To the extent a loan does not have certain covenants (or has less restrictive covenants), an investment in the loan will be particularly sensitive to the risks associated with loan investments.
Loan Assignment and Participation Risk
The Fund may purchase loan assignments and participations. As the purchaser of an assignment, the Fund typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral and may not always have direct recourse against a borrower if the borrower fails to pay scheduled principal and/or interest. Because assignments may be arranged through private negotiations, the rights and obligations acquired by the Fund as the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. In addition, if the loan is foreclosed, the Fund could have a partial ownership interest in any collateral and could bear the costs and liabilities of owning and disposing of the collateral. In connection with purchasing participations, the Fund generally will not have any right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the participation. The Fund may be subject to greater delays, expenses, and risks than if the Fund had purchased a direct obligation of the borrower; and may be regarded as the creditor of the agent lender (rather than the borrower). As a result, the Fund will

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be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.
Credit Risk
The credit quality of securities held by the Fund can change rapidly in certain market environments, particularly during times of market volatility, and the default of a single holding could cause significant NAV deterioration. An issuer or guarantor of debt securities or the borrower on a loan (or a borrower or counterparty to a repurchase agreement or reverse repurchase agreement) may not be able to make principal and/or interest payments when they are due or otherwise default on other financial terms and/or may go bankrupt. These risks are more pronounced in connection with the Fund’s investments in non-investment grade fixed income securities. The Fund’s returns would be adversely impacted if a borrower becomes unable to make such payments when due. Although the Fund will make investments that the Adviser believes are secured by specific collateral the value of which may initially exceed the principal amount of such investments, there can be no assurance that the liquidation of any such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. In addition, in the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment. Certain of the Fund’s investments may have an interest-only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In such cases, the borrower’s ability to repay the principal of an investment may be dependent upon a liquidity event or the long-term success of the borrower, the occurrence of which is uncertain.
High Yield Securities Risk
High yield securities (commonly referred to as “junk bonds”) are below investment grade debt securities or comparable unrated securities and are considered predominantly speculative. Lower rated and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, lower rated securities generally involve greater risks of loss of income and principal than higher rated securities. The issuers of high yield securities may be more adversely affected than issuers of higher rated securities by specific corporate or governmental developments or the issuers’ inability to meet specific projected business forecasts. Changes in economic conditions are more likely to lead to a weakened capacity for the issuers of these securities to make principal payments and interest payments. The amount of high yield securities outstanding has proliferated as an increasing number of issuers have used high yield securities for corporate financing. An economic recession could disrupt the market for high yield securities and may have an adverse impact on the value of such securities. An economic downturn also could adversely affect the ability of leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund’s NAV to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.
The secondary market for high yield securities is not usually as liquid as the secondary market for more highly rated securities, a factor that may have an adverse effect on the Fund’s ability to dispose of a particular security when necessary to meet its liquidity needs. Under adverse market or economic conditions, the secondary market for high yield securities could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these and other circumstances, may be less than the prices used in calculating the Fund’s NAV.
Since investors generally perceive that there are greater risks associated with lower quality debt securities, the yields and prices of such securities tend to fluctuate more than those for higher rated securities. In the lower quality segments of the debt securities market, changes in perceptions of issuers’ creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the debt securities market, resulting in greater yield and price volatility.

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Market Disruption, Health Crises, Terrorism and Geopolitical Risks
The Fund’s investments may be negatively affected by the broad investment environment in the real assets market, the debt market and/or the equity securities market. The investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. Real Asset Related Investments values may experience greater volatility during periods of challenging market conditions, which periods may be similar to or worse than the conditions experienced from late 2007 through 2009. In addition, there can be severe limitations on an investor’s ability to sell certain Real Asset Related Investments, including those that are of higher credit quality, during a period of reduced credit market liquidity. Therefore, the Fund’s NAV will fluctuate. Shareholders may experience a significant decline in the value of their investment and could lose money. The Fund should be considered a speculative investment, and investors should invest in the Fund only if they can sustain a complete loss of their investment.
The Fund may be adversely affected by uncertainties such as war, terrorism, international political developments, sanctions or embargos, tariffs and trade wars, diplomatic events, changes in government policies, global health crises or similar pandemics, and other related geopolitical events may lead to increased short-term market volatility and have adverse long-term effects on world economies and markets generally, as well as adverse effects on issuers of securities and the value of investments. For example, the U.S. has imposed economic sanctions, which consist of asset freezes, restrictions on dealings in debt and equity, and certain industry-specific restrictions. Sanctions impair the ability of the Fund to buy, sell, receive or deliver those securities and/or assets that are subject to the sanctions. In addition, trade disputes may affect investor and consumer confidence and adversely affect financial markets and the broader economy, perhaps suddenly and to a significant degree. These events, as well as other changes in world economic, political and health conditions and their impact on the Fund are difficult to predict and could adversely affect individual issuers or related groups of issuers, issuers located in a particular geographic region, securities markets, interest rates, credit ratings, inflation, investor sentiment and other factors affecting the value of investments. At such times, exposure to a number of other risks described elsewhere in this section can increase.
The effects of infectious illness outbreaks, epidemics, or pandemics, may be short term or may continue for an extended period of time. A global pandemic or other widespread health crisis could cause significant market volatility and declines in global financial markets and may affect adversely the global economy, the economies of the United States and other individual countries, the financial performance of individual issuers, borrowers and sectors, and the health of capital markets and other markets generally in potentially significant and unforeseen ways. Health crises caused by outbreaks of disease, such as the coronavirus outbreak, may also exacerbate other pre-existing political, social, and economic risks in certain countries or globally. In addition, the increasing interconnectedness of markets around the world may result in many markets being affected by events or conditions in a single country or region or events affecting a single or small number of issuers. The foregoing could impair the Fund’s ability to maintain operational standards (such as with respect to satisfying repurchase requests, see “Risk Factors – Interval Fund Risk”), disrupt the operations of the Fund and its service providers, adversely affect the value and liquidity of the Fund’s investments, and negatively impact the Fund’s performance and your investment in the Fund. Other epidemics or pandemics that arise in the future may have similar impacts.
In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption in the U.S. banking system. There can be no certainty that the actions taken by the U.S. government to strengthen public confidence in the U.S. banking system will be effective in mitigating the effects of financial institution failures on the economy and restoring public confidence in the U.S. banking system. Other adverse developments that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, may reduce liquidity in the market generally or have other adverse effects on the economy, the Fund or issuers in which the Fund invests. In addition, issuers in which the Fund invests and the Fund may not be able to identify all potential solvency or stress concerns with respect to a financial institution or to transfer assets from one bank or financial institution to another in a timely manner in the event such bank or financial institution comes under stress or fails.
The U.S. and global markets experienced extreme volatility and disruption in recent years, leading to periods of recessionary conditions and depressed levels of consumer and commercial spending. For instance, monetary policies of the Federal Reserve and political uncertainty resulting from recent events, including changes to U.S. trade policies and ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Iran, Hamas and other militant groups in the Middle East, including the joint U.S.-Israeli strikes on Iran in February 2026, political unrest in South America and recent U.S. military action overseas, has led to, from time to time, disruption and instability in the global markets. Disruptions in the capital markets increased the spread between the yields realized on risk-free and higher risk

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securities, resulting in illiquidity in parts of the capital markets. There can be no certainty that these conditions will not worsen. If conditions worsen, a prolonged period of market illiquidity could have a material adverse effect on the Fund’s business, financial condition and results of operations. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to the Fund. These events could limit the Fund’s investment originations, limit the Fund’s ability to grow and negatively impact the Fund’s operating results.
Active Management Risk
Identifying and allocating assets among the appropriate investments is difficult and involves a high degree of uncertainty. The performance of the Fund depends in large part upon the Adviser’s successful application of analytical skills and investment judgement; the ability of the Adviser to choose successful Managers; and the ability of the Adviser and the Managers to develop and implement investment strategies that achieve the Fund’s investment objective. There may be limited market opportunities in certain Real Asset Related Investments, including Private Funds and private debt, and the Fund may not be able to achieve its desired investment pace. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.
Although the Adviser monitors the Managers, it is possible that one or more Managers may take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goals. In addition, Managers may make investment decisions that conflict with each other; for example, at any particular time, one Manager may be purchasing shares of an issuer whose shares are being sold by another Manager. Consequently, the Fund indirectly could incur transaction costs without accomplishing any net investment result.
Furthermore, the Managers have varying levels of experience – some may be newly organized and have no, or limited, operating histories. Although the Adviser receives detailed information from each Manager regarding its historical performance and investment strategy, there may be some information that the Adviser cannot independently verify. In addition, a particular Manager’s past successful performance is not necessarily an indication of such Manager’s future performance. There can be no assurance that the Adviser’s assessments of Managers will prove accurate or that the Fund will achieve its investment objective.
In addition, Managers, like other Fund service providers, are subject to various risks, including risks relating to operations and back-office functions, property management, accounting, administration, risk management, valuation services and reporting. Managers may also face competition from other industry participants that may be more established, have larger asset bases and have larger numbers of qualified management and technical personnel. Additionally, the investment strategies pursued by Managers may evolve over time, which may limit the Adviser’s ability to assess a Manager’s ability to achieve its long-term investment objective.
While the Fund and the Adviser will evaluate regularly each Private Fund and its Manager and the Sub-Adviser to determine whether their respective investment programs are consistent with the Fund’s investment objective and whether the investment performance is satisfactory, the Adviser will not have any control over the investments made by a Private Fund and limited control over the investments made the Sub-Advisers. The Adviser’s or Sub-Adviser’s judgments about the attractiveness, relative value, or potential appreciation of a particular sector, security, or investment strategy may prove to be incorrect, and may cause the Fund to incur losses.
Even though Private Funds are subject to certain constraints, the Managers may change aspects of their investment strategies without prior notice to the Fund. The Managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for the Private Fund). The Adviser may reallocate the Fund’s investments among the Private Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Funds. The Fund’s investments in certain Private Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. These withdrawal limitations may prevent the Fund from reacting rapidly to market changes should a Private Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Funds that are poorly performing or have otherwise had adverse changes. The Adviser will engage in due diligence in an effort to ensure that the Fund’s assets are invested in Private Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations, and liabilities; however, there is no assurance that such efforts will necessarily detect fraud, malfeasance, inadequate back office systems, or other flaws or problems with respect to the

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Private Fund’s operations and activities. The Adviser will be dependent on information provided by the Private Fund, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective.
Conflicts of interest may arise from the fact that the Adviser, the Managers and their respective affiliates may be carrying on substantial investment activities for other clients in which the Fund has no interest. The Adviser, the Managers and their respective affiliates manage the assets of and/or provide advice to registered investment companies, private investment funds and individual accounts (collectively, “Adviser Clients”) other than the Fund, which could compete for the same investment opportunities as the Fund. In addition, the Adviser, the Managers and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in private investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. The Adviser, the Managers and their respective affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for themselves or their officers, directors, partners, members or employees, but not for the Fund. Situations may arise in which the Adviser, the Managers and/or their respective affiliates or Adviser Clients have made investments that would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Adviser, the Managers and their respective affiliates and any of their respective officers, directors, partners, members or employees may disadvantage the Fund in certain situations, if, among other reasons, the investment activities limit the Fund’s ability to invest.
Furthermore, the officers or employees of the Adviser will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity among the Fund and Adviser Clients. The Adviser and its respective officers and employees will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.
Personnel of the Adviser may also periodically discuss investment research and due diligence with portfolio managers and other senior personnel of the Managers and/or their respective affiliates. Investment decisions for the Fund are made independently from those of Adviser Clients. If, however, the Fund desires to invest in, or withdraw from, the same Private Fund as an Adviser Client, the opportunity will be allocated equitably. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all available investments. In some cases, investments for Adviser Clients may be on terms different from, and sometimes more favorable than, an investment made on behalf of the Fund. In addition, the Adviser, the Managers and/or their respective affiliates or Adviser Clients may also have an interest in an account or investment vehicle managed by, or enter into relationships with, the Sub-Adviser or its affiliates on terms different, and potentially more favorable, than an interest in the Fund, which may adversely affect the amount the Fund will be able to invest in a Private Fund. In other cases, the Fund may invest in a manner opposite to that of Adviser Clients (i.e., the Fund buying an investment when Adviser Clients are selling, and vice-versa). Additionally, because any selling agents or their affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Managers or their respective affiliates, including the Private Funds, and receive compensation for providing these services, these relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund’s investment flexibility. In addition, the Fund is subject to certain limitations relating to joint transactions with affiliates, which in certain circumstances will limit the Fund’s ability to make investments or enter into other transactions alongside other Adviser Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. Managers may also receive research products and services in connection with the brokerage services that the Adviser, the Managers managing Private Funds, the Sub-Adviser acting as sub-adviser, and their respective affiliates may provide from time to time to one or more Manager accounts or to the Fund.
In addition, there may be a conflict of interest as a result of the fact that the Adviser receives the Investment Management Fee irrespective of the allocation of the Fund’s assets among the Adviser, the Sub-Advisers, the Private Funds, the Subsidiaries, the Sub-REIT, and other registered investment companies. Because the Adviser compensates the Sub-Advisers from its Investment Management Fee, the Adviser may have an economic incentive to allocate less capital to the securities in which the Sub-Adviser invests. There may also be an incentive for the Adviser to allocate fewer assets to the Sub-Adviser overall. However, if the overall time, expense, and other resources expended by the Adviser to select and monitor sub-advisers of the Fund is less than what the Adviser expends to select and monitor direct investments, investments in Private Funds, investments in the Subsidiaries, the Sub-REIT or other registered investment companies, the Adviser will have an incentive to allocate more of the Fund’s assets to sub-advisers. The

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Board monitors this potential conflict of interest and any effect it may have on the Fund and its shareholders. Under normal circumstances, the Adviser does not believe that its overall cost and expense will differ materially between selecting and monitoring direct investments on the one hand, or in compensating sub-advisers, on the other.
Equity Securities Risk
Common and preferred stocks represent equity ownership in a company. The prices of equity securities will fluctuate and can decline and reduce the value of a portfolio investing in equities. Stock markets are volatile, and the value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.
Investments in preferred stocks may also be subject to additional risks. For example, preferred stocks sometimes include provisions that permit the issuer to defer distributions for a period of time. When distributions are deferred, the Fund may be required to recognize income for tax purposes in excess of distributions received by the Fund. In addition, shareholder rights in preferred stocks often differ from shareholder rights in common stocks. There may be limited or no voting rights for preferred shareholders, and the issuer may have the right to redeem preferred stock without consent of preferred stock shareholders. Preferred securities may also be substantially less liquid than other equity securities and, therefore, may be subject to greater liquidity risk.
Private Funds Risk
The Private Funds will not be subject to the Investment Company Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to shareholders under the Investment Company Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Managers, and leverage limitations, and investment restrictions. Further, the Fund’s investments in Private Funds may be subject to heightened valuation, safekeeping, liquidity, and regulatory risks.
The Private Funds are not subject to the same investment limitations as the Fund and may have different and contrary investment limitations and other policies. Unlike registered investment companies, the Private Funds currently are not obligated by regulations or law to disclose publicly the contents of their portfolios. As such, the Fund has limited visibility into the underlying investments of the Private Funds, and is dependent on information provided by the Managers. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with regulations applicable to the Fund, may result in style drift, and ultimately may limit the universe of Private Funds in which the Fund can invest.
The Manager of a Private Fund may draw down on the Fund’s capital commitment all at once or in a series of capital calls. The portion of the Fund’s commitment to a Private Fund that has not been called is referred to as an “unfunded commitment.” The Fund may have a contractual obligation to provide capital to meet its unfunded commitment when the Manager draws upon the commitment. At the time the Fund enters into an unfunded commitment, it must have a reasonable belief that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. Under certain circumstances, this requirement could reduce the Fund’s flexibility to make investments in Private Funds, and the Fund may be required to hold a substantial amount of its assets in money market securities, cash or cash equivalents, possibly for prolong periods of time; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.
The Fund may also be required to indemnify certain of the Private Funds from any liability, damage, cost or expense arising out of breaches of representations and warranties included in the Private Fund’s subscription documents and certain acts or omissions relating to the offer or sale of the Fund’s Shares. In addition, Private Funds may have indemnification obligations to the respective service providers they employ, which may result in increases to the fees and expenses for such Private Funds.

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Prohibitions contained in the Investment Company Act on certain transactions between a registered investment company and its affiliated persons, or affiliated persons of those affiliated persons, restrict the Fund from investing in Private Funds sponsored or managed by the Adviser or its affiliates. In general, the Fund seeks to limit its investment in any one Private Fund to less than 25% of the Fund’s assets. The Fund may invest substantially all of its assets in non-voting securities of Private Funds. To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, a Private Fund (which it intends to do in order to avoid being considered an affiliated person of a Private Fund within the meaning of the Investment Company Act), it will not be able to vote to the full extent of its economic interest on matters that require the approval of the investors of the Private Fund, including a matter that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objective or policies or the termination of the Private Fund. Notwithstanding these waivers and limitations, the Fund may nevertheless be considered, under certain circumstances, to be an affiliate of a Private Fund. As such, the Fund might be subject to limitations imposed by the Investment Company Act on purchasing more interests in, or redeeming its interests from, such Private Fund, even if the additional investment or redemption would be beneficial to the Fund.
By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by a Private Fund. Performance fees may create an incentive for the Private Fund’s manager to make investments that are riskier or more speculative than those it might have made in the absence of a performance fee, which may result in losses. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Fund.
The Fund’s investments in Private Funds are priced according to their fair value, as determined in good faith by the Adviser. These valuations are based on estimates, which may prove to be inaccurate; these valuations are used to calculate fees payable to the Adviser and the net asset value of the Fund’s shares. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued investments may receive fewer or more shares or lower or higher redemption proceeds than they would have received if readily available market values were available for all of the Fund’s investments.
Investment in Private Funds carries the risk of loss due to Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers. The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.
Investment Company and ETF Risk
The Fund invests in shares of investment companies (including ETFs and money market funds), which invest in a wide range of instruments. The risks of investment in these securities typically reflect the risks of the types of instruments in which the investment company invests. When the Fund invests in investment company securities, shareholders of the Fund bear indirectly their proportionate share of their fees and expenses, as well as their share of the Fund’s fees and expenses. As a result, an investment by the Fund in an investment company could cause the Fund’s operating expenses (taking into account indirect expenses such as the fees and expenses of the investment company) to be higher and, in turn, performance to be lower than if it were to invest directly in the instruments underlying the investment company.
Through its positions in ETFs, the Fund will be subject to the risks associated with such vehicles’ investments, including the possibility that the value of the securities or instruments held by an ETF could decrease (or increase). Because ETFs trade on national securities exchanges at market prices that may vary from NAV, there may be times when an ETF trades at a premium or discount to NAV and, as a result, the Fund may pay more or less than NAV when it buys ETF shares and may receive more or less than NAV when it sells those shares. Similarly, because the value of ETF shares depends on the demand in the market, the Fund may not be able to purchase or sell an ETF at the most optimal time, which could adversely affect the Fund’s performance. In addition, the Fund faces the risk that its trading in an ETF may be halted if the trading in one or more of the ETF’s underlying securities is halted.
The Adviser may serve as investment adviser to an investment company in which the Fund may invest, leading to potential conflicts of interest. For example, investment by the Fund in the investment company may be beneficial to the Adviser in the management of the investment company by helping to achieve economies of scale or enhancing cash

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flows. Due to this and other factors, the Adviser may have an incentive to allocate the Fund’s assets to an affiliated investment company sponsored or managed by the Adviser in lieu of allocating assets to the Sub-Adviser, or may have an incentive to invest in an affiliated investment company instead of a third party investment company or a Private Fund, which is sponsored by others. Similarly, the Adviser may have an incentive to delay or decide against the sale of interests held by the Fund in an investment company sponsored or managed by the Adviser.
Foreign Investing Risk
Foreign investments by the Fund and Private Funds may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments. Foreign ownership of Real Asset Related Investments may be restricted, requiring the Private Funds in which the Fund invests to share the applicable investment with local third party shareholders or investors, and there may be significant local land use and permit restrictions, local taxes and other transaction costs that adversely affect the returns sought by the Fund. These investments may be subject to additional risks relating to adverse political developments (including nationalization, confiscation without fair compensation, civil disturbances, unrest or war) and regulatory risks, which may affect the liquidity of such investments. Further, foreign governments may impose restrictions to prevent capital flight, which may, for example, involve punitive taxation (including high withholding taxes) on certain securities, transfers or asset sales or the imposition of exchange controls, making it difficult or impossible to exchange or repatriate the applicable currencies. Foreign investments also are subject to additional risks such as:
•	unfavorable changes in currency rates and exchange control regulations;
•	reduced availability of information regarding foreign companies;
•	different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements;
•	reduced liquidity and greater volatility;
•	difficulty in obtaining or enforcing a judgment;
•	increased brokerage commissions and custody fees; and
•	increased potential for corrupt business practices in certain foreign countries.
As a result of potential hurdles facing foreign parties in enforcing legal rights in certain jurisdictions, there can be no certainty that rights to investments in non-U.S. jurisdictions will be successfully upheld in the courts of such jurisdiction. Certain Private Funds that invest in foreign jurisdictions may have difficulty in successfully pursuing claims in the courts of such jurisdictions to enforce the Fund’s rights as an investor therein, as compared to the courts of the United States. To the extent that a judgment is obtained, but enforcement thereof must be sought in the courts of another jurisdiction, there can be no assurance that such courts will enforce such judgment. Further, due to unpredictable political climates in certain jurisdictions and shifting relationships between the U.S. and various jurisdictions, the ability of certain Private Funds to liquidate collateral held in non-U.S. jurisdictions may become difficult.
The Fund does not intend to obtain political risk insurance. Accordingly, actions of foreign governments could have a significant effect on economic actions in their respective countries, which could affect private sector real asset and real asset-related companies and the prices and yields of investments. Exchange control regulations, expropriation, confiscatory taxation, sanctions against a particular country or countries, organizations, entities and/or individuals, embargos, nationalization, political, economic or social instability or other economic or political developments in such countries could adversely affect the assets of the Fund.
Political changes or a deterioration of a foreign nation’s domestic economy or balance of trade may indirectly affect the Fund’s investment in a particular real asset or Real Asset Related Investment in that nation. Moreover, the investments could be adversely affected by changes in the general economic climate or the economic factors affecting Real Asset Related Investments or related industries, changes in tax law or specific developments within such industries or interest rate movements. While the Adviser intends to manage foreign investments in a manner that it believes will minimize the Fund’s exposure to such risks, there can be no assurance that adverse political or economic changes will not cause the Fund to suffer losses.
Global economies and financial markets are interconnected, and conditions in one country, region, or market could adversely impact economic conditions, market conditions, and issuers in other countries, regions, or markets. For

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example, a member state’s decision to leave the European Economic and Monetary Union and/or the European Union, or any increased uncertainty as to the status of such entities, could have significant adverse effects on global currency and financial markets, and on the values of the Fund’s investments. Additionally, certain European countries have developed increasingly strained relationships with the U.S., and if these relations were to worsen, they could adversely affect European issuers that rely on the U.S. for trade. Moreover, the national politics of countries in Europe have been unpredictable and subject to influence by disruptive political groups and ideologies, including for example, secessionist movements. The governments of European countries may be subject to change and such countries may experience social and political unrest. The ultimate effects of these events and other socio-political or geopolitical issues are not known but could profoundly affect global economies and markets. Whether or not the Fund invests in securities of issuers located in Europe or with significant exposure to European issuers or countries, these events could negatively affect the value and liquidity of the Fund’s investments.
In addition to the risks associated with investments in foreign Real Asset Related Investments generally, such investments in particular regions or countries with emerging markets may face those risks to a greater degree and may face additional risks. See “Risk Factors – Emerging Markets Risk.”
Currency and Exchange Rate Risks
The Fund may engage in practices and strategies that will result in exposure to fluctuations in foreign exchange rates, including through investments in the Private Funds and Real Asset Securities, in which case the Fund will be subject to foreign currency risk. The Fund’s Shares are priced in U.S. dollars and the capital contributions to, and distributions from, the Fund are paid in U.S. dollars. However, because a portion of the Fund’s assets may be denominated directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, the Fund will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency risk may be particularly high to the extent that the Fund invests in foreign (non-U.S.) currencies or engages in foreign currency transactions that are economically tied to emerging market countries.
Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, rates of inflation, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign (non-U.S.) governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These fluctuations may have a significant adverse impact on the value of the Fund’s portfolio and/or the level of Fund distributions.
Furthermore, the Fund may (but is not required to) attempt to hedge its exposure to foreign currencies, to reduce the risk of loss due to fluctuations in currency exchange rates relative to the U.S. dollar. There is no assurance, however, that currency hedging strategies will be used by the Fund or, if used, that they will be successful. As a result, the Fund’s investments in foreign currency-denominated securities may reduce the returns of the Fund. See “Risk Factors – Hedging Transactions Risk.”
Interest Rate Risk
A wide variety of factors can cause interest rates or yields of U.S. Treasury securities or other types of bonds to rise (e.g., central bank monetary policies, inflation rates, general economic conditions, reduced market demand for low yielding investments, etc.). After a period of historically low interest rates, the U.S. Federal Reserve and other central banks have raised certain benchmark interest rates. These central banks may continue to increase interest rates or, alternatively, decrease them as inflationary and market conditions change. Interest rate increases may result in a decline in the value of the fixed income or other investments held by the Fund that move inversely to interest rates. A decline in the value of such investments would result in a decline in the Fund’s NAV. Additionally, further changes in interest rates could result in additional volatility and could cause Fund shareholders to tender their Shares for repurchase at its regularly scheduled repurchase intervals. The Fund may need to liquidate portfolio investments at disadvantageous prices in order to meet such repurchases. Further increases in interest rates could also cause dealers in fixed income securities to reduce their market making activity, thereby reducing liquidity in these markets. To the extent the Fund holds fixed income securities or other securities that behave similarly to fixed income securities, the longer the maturity dates are for such securities will result in a higher likelihood of a decrease in value during periods of rising interest rates.

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Environmental and Unforeseen Liabilities Risk
The Fund could face substantial risk of loss from claims based on environmental problems associated with the real assets underlying the Fund’s investments, including claims in connection with adverse effects from global climate change. For example, persistent wildfires, a rise in sea levels, an increase in powerful windstorms and/or a storm-driven increase in flooding could cause assets to lose value or become unmarketable altogether. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition. In addition, divestment trends tied to concerns about climate change could also adversely affect the value of certain assets.
In addition to the risk of environmental liability attaching to an investment, it is possible that investments acquired by the Fund could be affected by undisclosed matters. In respect of acquired land, the Fund’s investment in a Private Fund or the Sub-REIT that owns such land could be affected by undisclosed matters such as legal easements, leases and all charges on property that have been registered and all charges that the acquiring entity is or should have been aware of at the time of the acquisition. Liability could also arise from the breaches of planning legislation and building regulations. Undisclosed breaches of other statutory regimes such as health and safety, fire and public health legislation, could also give rise to liability. The property owner could also be liable for undisclosed duties payable to municipalities and counties as well as public claims deriving from supply to the property of water, electricity and other utilities and services (i.e., undisclosed liabilities). It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.
Business and Regulatory Risks
Legal, tax and regulatory changes (including laws and regulations relating to registered investment companies, the securities and derivatives markets, taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances, may adversely affect the Fund. These factors may affect, among other things, the level of volatility of the prices of securities and real assets, the liquidity of the Fund’s investments and the availability of certain securities and investments. Volatility or illiquidity could impair the Fund’s returns or result in significant losses. Additionally, the securities markets are subject to comprehensive statutes and regulations and the regulatory environment for Private Funds and the Subsidiaries is evolving. Changes in the regulation of investment companies, securities markets, Private Funds, or the Subsidiaries may adversely affect the value of investments held by the Fund and the ability of the Fund to pursue successfully its investment strategy. The effect of any future regulatory change on the Fund could be substantial and adverse.
Recent technological developments in, and the increasingly widespread use of, AI Technologies may pose risks to the Fund. For instance, the economy may be significantly impacted by the advanced development and increased regulation of AI Technologies. As AI Technologies are used more widely, the profitability and growth of Fund holdings may be impacted, which could significantly impact the overall performance of the Fund. The legal and regulatory frameworks within which AI Technologies operate continue to rapidly evolve, and it is not possible to predict the full extent of current or future risks related thereto.
Fees and Expenses Risk
By investing in the Private Funds, the Subsidiaries, the Sub-REIT, and other registered investment companies indirectly through the Fund, a shareholder bears two layers of fees and expenses – at the Fund level and the Private Fund, Subsidiary, Sub-REIT, or other investment company level. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund. In addition, to the extent loan and other private debt opportunities are made available through arrangers, the Fund will be responsible for sourcing fees and other compensation. The Adviser has contractually agreed to reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees the Adviser receives from the VCRRX Subsidiary and from other investment companies advised by the Adviser in which the Fund invests and to waive any management fees it receives from the Sub-REIT in order to avoid “double-counting” assets. The Fund will indirectly bear its proportionate share of any management fees paid by unaffiliated investment companies and other operating expenses paid by unaffiliated and affiliated investment companies in which it invests.

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Emerging Markets Risk
The non-U.S. securities in which the Fund or a Private Fund invests may include securities of companies based in emerging countries or issued by the governments of such countries. Investing in securities of certain of such countries and companies involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations, such as greater risks of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, limitations on the removal of funds, nationalization and general social, political and economic instability; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; certain government policies that may restrict the Fund’s or a Private Fund’s investment opportunities; problems that may arise in connection with the clearance and settlement of trades; inflation and rapid fluctuations in inflation rates in the economies of certain emerging market countries; overdependence on exports, particularly with respect to primary commodities, which makes such economies vulnerable to volatile fluctuations in commodity prices; and overburdened infrastructure, such as delays in local postal, transport, banking or communications systems that could cause the Fund to lose rights, opportunities or entitlements and expose it to currency fluctuations. In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There is also less regulation, generally, of the securities markets in emerging countries than there is in more developed countries. Placing securities with a custodian in an emerging country may also present considerable risks.
Issuer Risk
Issuer risk is the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service. The Fund may also invest in securities of issuers that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy (also known as “distressed debt”). To the extent that the Fund invests in distressed debt, the Fund is subject to the risk that it may lose a portion or all or its investment in the distressed debt and may incur higher expenses trying to protect its interests in distressed debt.
Underlying Investment Risk
By investing through certain investment vehicles, including the Sub-REIT, one or more Subsidiaries, including the VCRRX Subsidiary, or other investment companies, the Fund is exposed to the risks associated with the investments of such vehicles, which are the same risks associated with the Fund’s investments. The Subsidiaries and the Sub-REIT are not registered under the Investment Company Act, and therefore are not subject to all of the investor protections of the Investment Company Act, although each will comply with certain sections of the Investment Company Act on a consolidated basis with the Fund. The Fund will wholly own or control each Subsidiary and the Sub-REIT, which, like the Fund, will be managed by the Adviser, making it unlikely that any Subsidiary or the Sub-REIT will take action contrary to the interests of the Fund and its shareholders. The Adviser will manage the VCRRX Subsidiary’s portfolio in accordance with the Fund’s investment policies and restrictions. There can be no assurance that the investment objective of an underlying investment vehicle will be achieved. Changes in the laws of the United States and/or any state under which the Fund, the Sub-REIT, or any Subsidiary is organized, could result in the inability of the Fund, the Sub-REIT, or such Subsidiary to operate as described in this prospectus and the Fund’s SAI and could adversely affect the Fund and its shareholders.
Tax Risks – Fund
Special tax risks are associated with an investment in the Fund. The Fund intends to qualify and has elected to be treated as a RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its ordinary income and net short-term gains in the form of deductible dividends.
Each of the aforementioned ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from or about the Private Funds in which the Fund is invested. However, Private Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise

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to comply with Subchapter M of the Code. Ultimately this may limit the universe of Private Funds in which the Fund can invest and may adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code. The Fund expects to receive information from each Private Fund regarding its investment performance on a regular basis.
Private Funds and other entities classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test. In order to meet the 90% gross income test, the Fund may structure its investments in a manner that potentially increases the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount or sources of such a Private Fund’s income until such income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.
In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Private Fund that limit utilization of this cure period.
If the Fund were to fail to satisfy the asset diversification or other RIC requirements, absent a cure, it would lose its status as a RIC under the Code. Such loss of RIC status could affect the amount, timing and character of the Fund’s distributions and would cause all of the Fund’s taxable income to be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a significant adverse effect on the value of the Shares.
The Fund must distribute at least 90% of its investment company taxable income, in a manner qualifying for the dividends-paid deduction, to qualify as a RIC, and must distribute substantially all its income in order to avoid a fund-level tax. In addition, if the Fund were to fail to distribute in a calendar year a sufficient amount of its income for such year, it would be subject to an excise tax. The determination of the amount of distributions sufficient to qualify as a RIC and avoid a fund-level income or excise tax will depend on income and gain information that must be obtained from the underlying Private Funds. The Fund’s investment in Private Funds may make it difficult to estimate the Fund’s income and gains in a timely fashion, which may increase the likelihood that the Fund will be liable for the excise tax with respect to certain undistributed amounts. See “Taxes” and, in the SAI, “Tax Aspects.” Investors will be required each year to pay applicable federal and state income taxes on their respective shares of any distributions from the Fund. Shareholders who reinvest their distributions will nonetheless be obligated to pay these taxes from sources other than Fund distributions.
The Fund invests in Private Funds located outside the United States. Such Private Funds may be subject to withholding tax on their investments in such jurisdictions. Any such withholding tax would reduce the return on the Fund’s investment in such Private Funds. See “Taxes” and, in the SAI, “Tax Aspects.”
Tax Risks – Subsidiaries
The Fund is permitted to invest up to 25% of its total assets in each of the Sub-REIT and the VCRRX Subsidiary. In order to qualify as a RIC, the Fund must limit its investment in any one issuer or any two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses to no more than 25% of the Fund’s total assets. It is possible that the Sub-REIT and the VCRRX Subsidiary will be treated as engaged in the same, similar or related trades or businesses for this purpose. As a result, the Fund may be required to limit its investment in the Sub-REIT and the VCRRX Subsidiary in the aggregate to 25% of the Fund’s total assets.
The VCRRX Subsidiary has elected to be treated as a corporation for U.S. federal income tax purposes. A RIC generally does not take into account income earned by a U.S. corporation in which it invests unless and until the corporation distributes such income to the RIC as a dividend. Where a Subsidiary, such as the VCRRX Subsidiary, is organized in the U.S., the Subsidiary generally will be liable for an entity-level U.S. federal income tax on its income from U.S. and non-U.S. sources, as well as any applicable state taxes, which will reduce the Fund’s return on its investment in the Subsidiary. If a net loss is realized by the Subsidiary, such loss is not generally available to offset the

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income of the Fund or to be carried forward to future taxable years. Changes in the tax laws of the United States and/or any state in which a Subsidiary is organized could result in the inability of the Fund and/or a Subsidiary to operate as described in this prospectus and the Fund’s SAI and could adversely affect the Fund and its shareholders.
Tax Risks – Sub-REIT
The Sub-REIT has elected to be taxed as a REIT for U.S. federal income tax purposes. As long as certain requirements are met, a REIT generally is not subject to entity-level tax on the income and gain it distributes to its shareholders. In order to qualify as a REIT under the Code, the Sub-REIT must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and shareholder ownership. The Fund intends to structure the Sub-REIT and its activities in a manner designed to satisfy all of these requirements. However, the application of such requirements is not entirely clear, and it is possible that the IRS may interpret or apply those requirements in a manner that jeopardizes the ability of the Sub-REIT to satisfy all of the requirements for qualification as a REIT.
Not more than 50% of the value of the Sub-REIT’s outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals or certain specified entities at any time during the last half of any calendar year (the “Five or Fewer Test”), and the Sub-REIT’s shares must be held by a minimum of 100 persons during at least 335 days in each taxable year (the “100-shareholder test”), subsequent to the first taxable year for which the Sub-REIT’s qualification as a REIT is effective. For purposes of the Five or Fewer Test, the Sub-REIT will “look through” to the beneficial owners of the Fund’s shares. Accordingly, if five or fewer individuals or certain specified entities, at any time during the last half of any calendar year, own, directly or indirectly, more than 50% of the Sub-REIT’s shares through the Fund, then the Sub-REIT’s qualification as a REIT could be jeopardized. The provisions of the Investment Company Act, such as those pertaining to a closed-end fund’s purchase of its own shares, may conflict with the kind of shareholder ownership limitations that are commonly used by REITs to ensure compliance with the Five or Fewer Test. The Fund may not have the information necessary for it to ascertain with certainty whether or not the Sub-REIT satisfies the Five or Fewer Test. Accordingly, there can be no assurance that the Sub-REIT will continue to qualify and be able to minimize its entity-level tax liability through distributions, as discussed below.
In order to meet the 100-shareholder test necessary to qualify as a REIT under the Code, the Sub-REIT has approximately 100 to 125 preferred shareholders who are “accredited investors” as defined in Regulation D of the Securities Act and are “qualified purchasers” for purposes of the Investment Company Act and the rules and regulations promulgated thereunder. The Sub-REIT’s preferred shareholders have priority in the payment of dividends on their preferred shares at the established rate. As such, dividend payments to the Sub-REIT’s preferred shareholders, along with any other expenses of the Sub-REIT, may reduce the amount of income payable by the Sub-REIT to the Fund.
Further, to be eligible for treatment as a REIT under the Code, among other things, the Sub-REIT is generally required each year to distribute to its shareholders at least 90% of its REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gain. To the extent that it does not distribute all of its net capital gains, or distributes at least 90%, but less than 100%, of its REIT taxable income, as adjusted, it will have to pay an entity-level tax on amounts retained. Furthermore, if it fails to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year, and (c) any undistributed taxable income from the preceding calendar year, it would have to pay a 4% nondeductible excise tax on the excess of the amounts required to be distributed over the sum of (a) the amounts that it actually distributed and (b) the amounts it retained and upon which it paid U.S. federal corporate income tax. These requirements could cause it to distribute amounts that otherwise would be spent on investments in real estate assets, and it is possible that the Sub-REIT might be required to borrow funds, possibly at unfavorable rates, or sell assets, possibly at unfavorable prices, to fund the required distributions.
Even if the Sub-REIT qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local and foreign taxes on its income and assets, including taxes on any undistributed income, taxes on income from certain prohibited activities, including certain activities conducted as a result of a foreclosure, and state or local franchise, property and transfer taxes, including mortgage recording taxes. Dividends payable by the Sub-REIT to the Fund and, in turn, by the Fund to its shareholders, generally are not qualified dividends eligible for reduced rates of tax.
If the Sub-REIT fails to qualify as a REIT for any taxable year and it does not qualify for or chooses not to pursue certain statutory relief provisions, it will be subject to U.S. federal income tax on its taxable income at corporate rates. In addition, it will generally be disqualified from treatment as a REIT for the four taxable years following the year in which it loses its REIT status. Loss of the Sub-REIT’s REIT status will reduce its net earnings available for investment

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or distribution to shareholders because of the additional tax liability. In addition, distributions to shareholders will no longer qualify for the dividends paid deduction, and the Sub-REIT will no longer be required to make distributions. If this occurs, the Sub-REIT might be required to borrow funds or liquidate some investments in order to pay the applicable tax. See also “Taxation of REIT Subsidiary” in the Statement of Additional Information.
Mezzanine Loan Risk
The Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. These types of investments involve a higher degree of risk than first mortgage loans secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. As a result, the Fund may not recover some or all of its investment.
Preferred Securities Risk
The Fund may invest in preferred shares of other issuers. Preferred shares are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common shareholders, but after bond holders and other creditors. Preferred shares are equity securities, but they have many characteristics of fixed income securities, such as a fixed (or floating) dividend payment rate and/or a liquidity preference over the issuer’s common shares. However, because preferred shares are equity securities, they may be more susceptible to risks traditionally associated with equity investments than the Fund’s fixed income securities. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock. In addition, the terms of preferred shares often do not include covenants that impose restrictions and obligations on the borrower to the degree that a lender may impose in connection with a loan. Investments in preferred stock present market and liquidity risks. The value of a preferred stock may be highly sensitive to the economic condition of the issuer, and markets for preferred stock may be less liquid than the market for the issuer’s common stock.
Preferred stocks may differ in many of their provisions. Among the features that differentiate preferred stocks from one another are the dividend rights, which may be cumulative or noncumulative and participating or non-participating, redemption provisions, and voting rights. Such features will establish the income return and may affect the prospects for capital appreciation or risks of capital loss.
The market prices of preferred stocks are subject to changes in interest rates and are more sensitive to changes in an issuer’s creditworthiness than are the prices of debt securities. Shareholders of preferred stock may suffer a loss of value if dividends are not paid. Under ordinary circumstances, preferred stock does not carry voting rights.
Joint Venture Risk
The Fund, directly or indirectly through a Subsidiary or the Sub-REIT, may enter into joint ventures with unaffiliated third parties to make investments. In certain of these joint ventures, the Fund may share control with the third-party partner (for example, the Fund may have approval rights over some or all of the joint venture’s activities and, in limited circumstances, may have the ability to require that the joint venture take specific actions), even though the Fund may hold a majority of the economic interests of a joint venture. In many cases, the third-party partner may provide services for the joint venture or its assets, including, without limitation, management of day-to-day operations, asset management, property management, construction or development management, and leasing, refinancing or disposition related services. Such investments may involve risks not otherwise present with other methods of investment. In addition, disputes between the Fund and its joint venture partners may result in litigation or arbitration that would increase the Fund’s expenses and prevent the Fund’s Directors and officers from focusing their time and efforts on the Fund’s business. The Fund may at times enter into arrangements that provide for unfunded commitments and, even when not contractually obligated to do so, may be incentivized to fund future commitments related to its investments.
Property Manager Risk
The Adviser, on behalf of the Fund or the Sub-REIT, may hire property managers to manage properties and leasing agents to lease vacancies in properties held directly or indirectly by the Sub-REIT. These property managers may be Fund affiliates or partners in joint ventures. The property managers may have significant decision-making authority with respect to the management of investment properties. The Fund’s ability to direct and control how its investment

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properties are managed on a day-to-day basis may be limited. Thus, the success of the Fund may depend in large part on the ability of property managers to manage the day-to-day operations and the ability of leasing agents to lease vacancies in properties. Any adversity experienced by, or problems in the Fund’s relationship with, property managers or leasing agents could adversely impact the operation and profitability of Fund investment properties.
Loan Origination Risk
The Fund may originate loans, including, without limitation, loans issued directly to real estate companies or in connection with projects focused on the management, development, construction, renovation, enhancement, maintenance, and/or operation of real-estate. Loans originated by the Fund may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund may originate loans to public or private entities of all types, including loans to U.S. and non-U.S. governmental entities or loans issued in connection with projects authorized or sponsored by such entities. The Fund may originate loans to borrowers that are unrated or have credit ratings that are determined by one or more NRSROs and/or the Adviser to be below investment grade. The loans the Fund invests in or originates may vary in maturity and/or duration. The Fund is not limited in the amount, size or type of loans it may invest in and/or originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law. Bridge loans are generally made with the expectation that the borrower will be able to obtain permanent financing in the near future. Any delay in obtaining permanent financing subjects the bridge loan investor to increased risk. A borrower’s use of bridge loans also involves the risk that the borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the borrower’s perceived creditworthiness.
A significant portion of the Fund’s investments may be originated, although the Fund’s investment in or origination of loans may also be limited by the requirements the Fund intends to observe under Subchapter M of the Code in order to qualify as a RIC. The results of the Fund’s origination activities depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund’s inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund’s investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to Fund shareholders. After origination, the Fund may offer such investments for sale to third parties; however, there is no assurance that the Fund will complete the sale of any such investment. If the Fund is unable to sell, assign, or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund’s investments being concentrated in certain borrowers. The Fund will be responsible for the fees and expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be borne by the Fund and indirectly borne by the shareholders.
The results of the Fund’s origination activities depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Loan origination subjects the Fund to risks associated with debt instruments more generally, including credit risk, prepayment risk, valuation risk, and interest rate risk. Competition for originations of and investments in the Fund’s target investments may lead to the price of such assets increasing or the decrease of interest income from loans originated by the Fund, which may further limit its ability to generate desired returns. In addition, as a result of this competition, desirable investments in the Fund’s target investments may be limited in the future, and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Adviser and/or the Sub-Adviser will be able to identify and make investments that are consistent with its investment objectives. In addition, the Fund may originate certain of its investments with the expectation of later syndicating a portion of such investment to third parties. Prior to such syndication, or if such syndication is not successful, the Fund’s exposure to the originated investment may exceed the exposure that the Adviser and/or the Sub-Adviser intended to have over the long-term or would have had had it purchased such investment in the secondary market rather than originating it.
Loan originators are subject to certain state law licensing and regulatory requirements and loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state Attorneys General, and by the federal government. Governmental investigations, examinations, regulatory actions, or

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private lawsuits may adversely affect such companies’ financial results. To the extent the Fund engages in loan origination and/or servicing, the Fund will be subject to enhanced risks of litigation, regulatory actions, and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties, or other charges, any or all of which could materially adversely affect the Fund and its holdings.
Access Risk
The Adviser is reliant on its relationships with arrangers in connection with the Adviser’s management of the Fund. To the extent the Adviser is unable to develop or maintain relationships with qualified arrangers, the Adviser may have difficulty ensuring the Fund’s access to suitable investment opportunities. On an ongoing basis, it cannot be certain that the Adviser and/or the arrangers will be able to continue to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.
Investments in Third-Party Managed REITs Risk
The Fund will invest in Real Asset Related Investments directly and through Private Funds and entities that are intended to qualify as REITs. The risks of investing in REITs include certain risks associated with the real estate industry in general. Investments in REITs also involve unique risks. REITs may have limited financial resources, may trade less frequently and in limited volume, and may be more volatile than other securities. Rising interest rates may cause REIT investors to demand a higher annual yield, which may, in turn, cause a decline in the market price of the equity securities issued by a REIT. Some REITs may utilize leverage, which increases investment risk and may potentially increase the Fund’s losses. In addition, to the extent the Fund holds interests in REITs, investors in the Fund bear two layers of asset-based management fees and expenses (directly at the Fund level and indirectly at the REIT level). REITs may also fail to qualify for the favorable tax treatment available to REITs or may fail to maintain their exemptions from investment company registration. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no guarantee that any entity in or through which the Fund invests will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment and could adversely affect the Fund’s NAV.
Dividends paid by REITs do not qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “Tax Aspects” in the SAI. The Fund’s investments in the Sub-REIT may include an additional risk to shareholders. Some or all of the Sub-REIT’s annual distributions to its investors may constitute a return of capital. Any such return of capital is not taxable, but will reduce the Fund’s basis in the Sub-REIT investment, but not below zero. To the extent the distributions from the Sub-REIT exceed the Fund’s basis in its shares of the Sub-REIT, the Fund will recognize gain, which may increase the likelihood that Fund distributions to shareholders may also include a return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their Shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s Shares, such shareholder will recognize a capital gain. See also “Tax Risks – Sub-REIT” below.
Privately Placed Securities Risk
The Fund may invest in non-exchange traded securities, including privately placed securities, which are subject to liquidity and valuation risks. These risks may make it difficult for those securities to be traded or valued, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition. The market for certain non-exchange traded securities may be limited to institutional investors, subjecting such investments to further liquidity risk if a market were to limit institutional trading. There may also be less information available regarding such non-exchange traded securities than for publicly traded securities, which may make it more difficult for the Adviser to fully evaluate the risks of investing in such securities and as a result place the Fund’s assets at greater risk of loss than if the Adviser had more complete information. In addition, the issuers of non-exchange traded securities may be distressed, insolvent, or delinquent in filing information needed to be listed on an exchange. Disposing of non-exchange traded securities, including privately placed securities, may involve time-consuming negotiation and

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legal expenses, and selling them promptly at an acceptable price may be difficult or impossible. Securities purchased in private placements may be subject to legal or contractual restrictions on resale. The Fund may have to bear the expense of registering restricted securities for resale and the risk of substantial delay in effecting registration.
Market Capitalization Risk
The Fund may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. The prices of the securities of some of these smaller companies are often more volatile and may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are more subject to changes in earnings and prospects, among other things. In addition, the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to shareholders) is higher than for larger, “blue-chip” companies, and, due to thin trading in some small-capitalization stocks, an investment in those securities may be highly illiquid. Some small companies have limited product lines, distribution channels and financial and managerial resources. Some of the companies in which the Fund invests may have product lines that have, in whole or in part, only recently been introduced to market or that may still be in the research or development stage. Such companies may also be dependent on key personnel with limited experience.
Micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, and it can be difficult or impossible for the Fund to trade these securities at the desired time. Furthermore, publicly available information, including financial information, about micro-cap companies tends to be limited and some micro-cap companies trade over-the-counter or on a regional exchange with limited regulation. The relative lack of information, liquidity, and regulation results in an increased risk of corruption and fraud, including price manipulation, and the possibility of losses to the Fund.
Reliance on Key Persons Risk
The Fund relies on the services of certain executive officers who have relevant knowledge of Real Asset Related Investments and familiarity with the Fund’s investment objective, strategies and investment features. The loss of the services of any of these key personnel could have a material adverse impact on the Fund.
Focused Investment Risk
The Fund may, from time to time, invest, or have exposure to, a substantial portion of its assets in a particular asset type, industry, sector, geographic location or securities instrument. As a result, the Fund’s portfolio may be subject to greater risk and volatility than if investments had been made in a broader diversification of investments in terms of asset type, industry, sector, geographic location or securities instrument. To the extent that the Fund’s portfolio is focused in a property type, industry, sector, geographic location or securities instrument, the risk of any investment decision is increased.
Hedging Transactions Risk
The Fund and the Private Funds may invest in securities and utilize financial instruments, such as forward contracts, in an effort to protect against possible changes in the market value of portfolio positions resulting from fluctuations in the securities or other markets and changes in interest rates and hedge the interest rate or currency exchange rate on any liabilities or assets.
Hedging against a decline in the value of a portfolio position does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus moderating the decline in the portfolio positions’ value. Such hedging transactions also limit the opportunity for gain if the value of the portfolio position should increase. Moreover, it may not be possible for the Fund or a Private Fund to hedge against an exchange rate, interest rate or price fluctuation that is so generally anticipated that the Fund or a Private Fund is not able to enter into a hedging transaction at a price sufficient to protect its assets from the decline in value of the portfolio positions anticipated as a result of such fluctuations.

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The Fund and the Private Funds are not required to attempt to hedge portfolio positions and, for various reasons, may determine not to do so. Furthermore, the Fund and the Private Funds may not anticipate a particular risk so as to hedge against it. To the extent that hedging transactions are effected, their success is dependent on the Fund or a Private Fund’s ability to predict correctly movements in the direction of currency, interest rates, or other factors. Therefore, while the Fund or a Private Fund may attempt to hedge against undesirable exposure, unanticipated changes in the markets and investments or debt being hedged, or the nonoccurrence of events being hedged against, this may result in poorer overall performance than if the Fund or a Private Fund had not engaged in any such hedge. Certain hedging transactions, such as forward contracts and other derivatives, expose the Fund to counterparty risk (i.e. the risk that the Fund’s counterparties will become insolvent or otherwise default in their obligations to the Fund) and liquidity risk which can result in losses for the Fund. In addition, the degree of correlation between the performance of the instruments used in a hedging strategy and the performance of the portfolio positions being hedged is unpredictable. Moreover, for a variety of reasons, the Fund or the Private Funds may not seek to establish a perfect correlation between such hedging instruments and the portfolio considerations being hedged. Such imperfect correlation may prevent the Fund or the Private Funds from achieving the intended hedge or expose the Fund to additional risk of loss. The Fund will not sell securities short and may not write uncovered options. All public securities strategies may only use long-only investment strategies, and will be restricted from selling securities short and writing uncovered options.
Fund Capitalization Risk
There is a risk that the Fund may not continue to raise capital sufficient to maintain profitability and meet its investment objective. An inability to continue to raise capital may adversely affect the Fund’s diversification, financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements and tax diversification requirements.
Diversification Risk
The Fund is a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests.
Cybersecurity and AI Technologies Risk
The Fund is susceptible to operational and information security risks relating to technologies such as the Internet. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of the Fund to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. The widespread use of work-from-home arrangements and the increasing use of virtual meeting and other technologies in workplaces following the COVID-19 pandemic and the rapid development and increasingly widespread use of AI Technologies, may increase cybersecurity risk.
Similar adverse consequences could result from cyber incidents affecting the Fund investments, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, banks, brokers, dealers, insurance companies and other financial institutions. In addition, substantial costs may be incurred in order to prevent cyber incidents in the future. While the Fund’s service providers, including the Adviser, may have established business continuity plans in the event of, and risk management policies and procedures and systems to prevent, such cyber incidents, there are inherent limitations in such plans, procedures and systems including the possibility that certain risks have not been identified. Furthermore, the Fund and the Adviser cannot control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund and its shareholders. The Fund could be negatively impacted as a result.
The Adviser may also utilize AI Technologies in its business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the

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Adviser’s business operations. AI Technology models may rely on techniques such as natural language processing and machine learning, which are less transparent or interpretable and may produce unexpected results, which could adversely impact the Fund. If the content, analyses, or recommendations that AI Technology applications assist the Adviser in producing are or are alleged to be deficient, inaccurate, or biased, the Fund may be adversely affected. Additionally, AI Technologies used by the Adviser may produce inaccurate, misleading or incomplete responses that could lead to errors in the Adviser’s and its employees’ decision-making, portfolio management or other business activities, which could have a negative impact on the performance of the Fund. Such AI Technologies could also be used against the Adviser or the Fund and its investments in criminal or negligent ways. The Adviser’s competitors or other third parties could incorporate AI Technologies into their products more quickly or more successfully, which could impair the Adviser’s ability to compete effectively. Legal and regulatory changes, particularly related to information privacy and data protection, may have an impact on AI Technologies, and may additionally impact the Adviser and the Fund.
Inflation/Deflation Risk
Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. Inflation, and investors’ expectation of future inflation, can impact the current value of portfolio investments, resulting in lower asset values and losses to Fund investors. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and the Fund’s investments may not keep pace with inflation, which may result in losses to Fund shareholders or adversely affect the real value of investments in the Funds. Deflation risk is the risk that the prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.
USE OF PROCEEDS
The Fund will invest the proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objective and policies as stated below. In addition, for cash management purposes or while the Fund seeks investment opportunities, the proceeds of the offering may be invested by the Fund in short-term, high-quality debt securities, money market instruments, money market funds and/or liquid real asset-focused ETFs, in addition to, or in lieu of, investments consistent with the Fund’s investment objective and policies. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or pending capital calls, or for temporary defensive purposes. If the Fund is delayed in investing the proceeds of the offering, the Fund’s distributions could consist, in whole or in part, of a return of capital. A return of capital represents a return of a portion of your investment. A return of capital is not taxable, but it reduces a shareholder’s tax basis in the Shares, thus reducing any loss or increasing any gain on a subsequent disposition of the Shares. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs. Thus, there is no guarantee that the Fund will be able to assemble and achieve its desired investment portfolio with the proceeds of the offering; and as a result, the Fund may be prevented from achieving its objective during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.
THE FUND
The Fund was organized as a Delaware limited liability company established on September 26, 2016, and is registered under the Investment Company Act as a closed-end investment management company. The Fund is a “non-diversified company” under the Investment Company Act, meaning that it does not have at least 75% of the value of its total assets represented by cash and cash items (including receivables), government securities, securities of other investment companies, and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of its total assets and to not more than 10% of the outstanding voting securities of such issuer.
The Fund currently offers a single class of Shares designated as “common shares.” Shares of the Fund are continuously offered under the Securities Act. Shares are not listed, and the Fund does not intend to list Shares for trading, on any national securities exchange. The Fund is an interval fund that provides limited liquidity through a quarterly Repurchase Offer of Shares at NAV pursuant to Rule 23c-3 under the Investment Company Act.

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The Fund’s address is 5050 S. Syracuse Street, Denver, Colorado 80237 and its telephone number is
(877) 200-1878.
INVESTMENT OBJECTIVE, INVESTMENT STRATEGIES AND INVESTMENT FEATURES
Investment Objective
The Fund’s investment objective is to achieve long-term Real Returns through current income and long-term capital appreciation with low correlation to the broader public equity and debt markets.
Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to U.S. and non-U.S., public and private investments in the following real asset classes: (i) infrastructure, (ii) timberland, and (iii) agriculture/farmland (together, “Real Asset Related Investments”). The Fund obtains exposure to Real Asset Related Investments through (i) investments in third party private funds that themselves invest in real assets; (ii) investments in one or more wholly-owned and controlled subsidiaries that engage in investment activities in securities or other assets and are treated as corporations or disregarded entities for tax purposes (“Subsidiaries”); (iii) a subsidiary that is a real estate investment trust that invests in real assets (the “Sub-REIT”); (iv) investments in publicly traded equity and debt securities associated with real assets, including infrastructure, timberland, and agriculture/farmland (“Real Asset Securities”); (v) investments in securities of other registered investment companies, including open-end, closed-end or unit investment trust investment companies, including ETFs, that invest in, or have exposure to, real assets; and (vi) direct investments in private debt investments associated with real assets, including real asset-related loans originated by bank or non-bank lenders. The principal investment strategies of the Fund reflect the aggregate operations of the Fund, its Subsidiaries, and the Sub-REIT.
Private Funds, Sub-REIT, Real Asset Securities, Other Registered Investment Companies, and Private Debt
Private Funds. The Fund may gain exposure to Real Asset Related Investments through investments in continuously offered Private Funds with typically quarterly or semi-annual repurchases and, to a limited extent, through investments in closed-end Private Funds. The Private Funds invest in the equity (common and preferred) and debt financings associated with the acquisition, development, and operations of real assets. The closed-end Private Funds include funds that have targeted capital raises, investment lock-up periods, and expected fund life terms. The Private Funds will operate in a variety of global markets. Although the Private Funds are not investment companies registered pursuant to the Investment Company Act, some of the fund structures may be considered 3(c)(1)/3(c)(7) Funds (which, for the avoidance of doubt, but for Section 3(c)(1) or 3(c)(7) would meet the definition of investment company under the Investment Company Act and not qualify for any other exemption) while many others are Other Private Funds that would not be investment companies for reasons other than the exemptions in Sections 3(c)(1) and 3(c)(7) of the Investment Company Act. The Private Funds may invest in properties located outside of the United States, including in any non-U.S. country.
Sub-REIT. The Fund also invests in the Sub-REIT, which makes direct investments into infrastructure, timberland and agriculture/farmland assets. The Fund maintains voting control of the Sub-REIT. The Fund shall report its investment in the Sub-REIT in accordance with generally accepted accounting principles. The Fund’s investment in the Sub-REIT is valued utilizing the fair value principles outlined within the Fund’s Valuation Policy. See “Calculation of Net Asset Value.” For purposes of the Fund’s leverage and concentration policies under the Investment Company Act, the assets of the Sub-REIT are consolidated with the assets of the Fund in order to determine compliance with such policies. Any leverage incurred at the Sub-REIT level is aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. For purposes of complying with its fundamental and non-fundamental investment restrictions and policies pursuant to Section 8 of the Investment Company Act, except with respect to the Fund’s policy with respect to the purchase and sale of real assets, the Fund aggregates its direct investments with the investments of the Sub-REIT. The Fund is the managing member of the Sub-REIT and the Sub-REIT’s board of directors consists of the same members as the Fund’s Board. The Sub-REIT also has the same officers as the Fund. The Sub-REIT does not have operational employees as its physical assets are generally operated by lessees. Additionally, the Sub-REIT engages external management companies for property-level oversight of their investments. The Sub-REIT makes direct investments into infrastructure, timberland and agriculture/farmland assets through wholly-owned subsidiaries. Such wholly-owned subsidiaries are special purpose vehicles established as single member limited liability companies for each investment. See also “Tax Risks – Sub-REIT” above.

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Real Asset Securities. The Fund may invest directly in Real Asset Securities. These securities may include common stock, preferred shares, and debt investments (including secured debt and mezzanine financing), global inflation linked bonds, municipal bonds, and baskets of public securities tied to indices that capture the global opportunity set of listed companies engaged in production related to Real Asset Related Investments. The Fund’s direct and indirect investments in the securities of non-U.S. issuers (excluding the Private Funds), including the securities of issuers located in any one non-U.S. country, shall not exceed in the aggregate 50% of the Fund’s total assets. The Fund may invest up to 15% of its assets directly (without consideration to the portfolio investments held by Private Funds) in securities that are either rated, or which are unrated and are determined by the Adviser to be of comparable quality as those rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”). In the Adviser’s view, unrated securities are not necessarily indicative of a below investment grade asset, particularly where the security is backed by hard assets.
The Sub-Adviser to the Fund is engaged to invest a portion of the Fund’s assets in Real Asset Securities. In certain circumstances or market environments, the Fund may reduce its investment in Real Asset Securities and hold a larger position in ETFs or other registered investment companies or in short-term, high-quality debt securities, money market instruments, money market funds, and/or cash or cash equivalents. The Fund may also invest excess cash balances in these types of investments, as deemed appropriate by the Adviser. The Fund may use derivatives strategies for hedging exposure to foreign currencies and interest rates. The Fund will not sell securities short or write uncovered options.
Other Registered Investment Companies. The Fund may invest in securities of other registered investment companies, including open-end, closed-end, or unit investment trust investment companies, including ETFs, that invest in, or have exposure to, real assets, to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the Investment Company Act and related rules and any exemptive relief from or interpretations of the SEC. In addition to third party registered investment companies, the Fund may invest in registered investment companies that are managed by the Adviser or otherwise affiliated with the Fund (“affiliated investment companies”). In particular, the Fund expects to invest a portion of its assets in an infrastructure-focused ETF actively managed by the Adviser, which indirectly subjects the Fund to additional active management risk. Investing in investment companies involves substantially the same risks as investing directly in the underlying instruments, but also involves expenses at the investment company-level, such as portfolio management fees and operating expenses. These expenses are in addition to the fees and expenses of the Fund itself, which may lead to duplication of expenses while the Fund owns another investment company’s shares. In addition, investing in investment companies involves the risk that they will not perform in exactly the same manner, or in response to the same factors, as the underlying instruments or index.
Private Debt. The Fund’s real asset debt strategy seeks to create and maintain a portfolio of investments that the Adviser believes will generate a stable income stream of attractive and consistent cash distributions. The Fund may invest, through primary or secondary markets, in infrastructure, timberland, and/or agriculture/farmland loans and other real asset-related securities, including real asset-related loans and other secured and unsecured real asset-related debt. The loans in which the Fund may invest include participating loans, bridge loans, and other real asset-related loans originated by bank or non-bank lenders, including asset management firms, insurance companies, and specialty finance companies, among others. The Fund may also invest in securities of issuers that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy (also known as “distressed debt”). The Adviser may evaluate debt opportunities originated by or arranged through private credit asset managers, origination platforms, private equity asset managers, financial intermediaries, and other parties (“arrangers”). The Adviser may increase or reduce the number of arrangers through which it sources opportunities based on the market environment or Fund growth trajectory. In addition, the Adviser may engage third parties in support of its efforts to review, diligence, monitor, and value private securities owned by the Fund.
Real Asset Related Investments
Infrastructure. Infrastructure assets provide essential facilities and services supporting economic productivity. Such assets may include, among others, regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water distribution and waste water collection and processing facilities), transportation assets (such as toll roads, airports, seaports and railway lines), communications assets (including broadcast and wireless towers, data centers, and satellite networks), supply chain infrastructure assets (such as cold storage facilities, truck terminals, and intermodal facilities), and social infrastructure (including schools, hospitals, prisons and courthouses). In identifying infrastructure investments for the Fund, the Adviser seeks assets that feature, among other characteristics: (i) stable and predictable income and cash flow with low return correlations to traditional asset classes such as public equities and

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fixed income; (ii) inelastic demand for their use as essential assets for a functioning society (i.e., assets that are essential enough that demand remains relatively constant regardless of changes in price); (iii) minimal operating risk; and (iv) monopolistic characteristics with high barriers to entry (i.e., issuers that are dominant providers of an asset with limited competition). The infrastructure investments typically will be made through the Sub-REIT, Private Funds, separate accounts, co-investments, and/or public companies that invest in and/or operate such assets.
Timberland. Timberland investments involve the acquisition and management of forest assets for the purpose of producing a financial return. The two main subclasses of investments relating to timberland are tree farms and managed natural forests. Timberland investments can provide revenue generation from multiple sources, including harvesting, leasing and usage fees. Additionally, they provide potential for appreciation on both the value of the underlying land purchased, as well as the value of the timber on that land. The timberland investments typically will be made through Private Funds (including private REITs), the Sub-REIT, separate accounts, co-investments, and/or public companies that invest in properties that are leased to timberland operators or operated by REIT managers.
Agriculture/Farmland. Agriculture/farmland investments may consist of direct investments in rural land, water rights attached to rural land, and crop and livestock assets that produce food, fiber, and energy. Agriculture/farmland investments focus on the productive capacity of the land base, and returns are often dependent on the biological growth of crops and livestock, as well as appreciation of land and related assets. Agriculture/farmland investments are typically classified into three general categories: (i) row crop investments, which include annual crops such as corn, soybeans, cotton, wheat and rice; (ii) permanent crop investments, which include perennial crops such as fruit and nut, which have both pre-productive and mature periods; and (iii) livestock investments, which include land leased to local operators for grazing or direct livestock ownership and operation. Sources of return typically include an income component from leasing fees, land prices and the price of the underlying commodities. The Fund’s investment strategy will focus on portfolio investments targeting returns from leasing fees and land values. Agriculture/farmland investments typically will be made through Private Funds (including private REITs), the Sub-REIT, separate accounts, co-investments and/or public companies that invest in properties that are leased to farmers and used to grow crops or manage livestock.
The Fund’s ability to gain exposure to each of the real asset classes, the means by which it gains such exposure, and its ability to pursue its investment strategies as intended may be limited by availability, its intention to qualify and be treated as a RIC for U.S. federal income tax purposes, or other limiting factors.
The Adviser primarily executes these strategies through the selection and monitoring of, and the allocation of assets of the Fund to, Private Funds, the Sub-REIT, and the Sub-Advisers. Through asset allocation, the Adviser will seek to diversify the overall investment portfolio by:
•	Asset Class: infrastructure, timberland and agriculture/farmland;
•	Geography: asset holdings across primarily across North America, South America, Europe, Asia, Australia and other geographic regions;
•	Strategy: differing asset and securities acquisition, underwriting and management strategies, policies and procedures; and
•	Capital Structure: investments that include debt and equity securities, including preferred stock.
The Private Funds will not be registered as investment companies under the Investment Company Act. See “Risk Factors – Private Funds Risk.” The Adviser seeks to construct a portfolio consisting of a wide variety of Private Funds, the Sub-REIT, and Sub-Advisers that has a low correlation to publicly-traded equities markets and demonstrates a balance of strategies, markets, risks and types of real asset investments. The Adviser seeks to use a variety of Managers that invest and manage Real Asset Related Investments in diverse markets, utilize different investment strategies, construct varying types of portfolios, and layer capital in a manner that is consistent with the risks embedded in their respective investment strategies.
The Fund has been designed to afford the Adviser flexibility to deploy assets into investment strategies it deems appropriate under prevailing economic and market conditions. Accordingly, at any given time, the Fund may not invest in all of the enumerated real asset investment strategies described in this Prospectus, and the Fund’s investment allocation is not fixed and will likely not be equally weighted. The Adviser may add different investment strategies at its discretion within the differing real asset sectors, consistent with the Fund’s investment objective.

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Additional information about the types of investments that are expected to be made by the Fund is provided below and in the SAI. The Fund’s investment objective is a fundamental policy and may not be changed without the approval of the Fund’s shareholders. Except as otherwise indicated, the Fund’s investment policies and restrictions are not fundamental and may be changed without a vote of the shareholders. See “Additional Investment Policies – Fundamental Policies” in the SAI.
No assurance can be given that the Fund will achieve its investment objective.
Additional Information About Fund Investments
REITs and REIT-Like Entities. Many of the public and private timberland and agriculture/farmland investments will take the form of real estate companies that operate as REITs and similar REIT-like entities. REITs are companies that own interests in real estate or in real estate related loans or other interests, and their revenue primarily consists of rent derived from owned, income producing real estate properties and capital gains from the sale of such properties. A REIT in the U.S. is generally not taxed on income distributed to shareholders so long as it meets certain tax related requirements, including the requirement that it distribute substantially all of its taxable income to such shareholders (other than net capital gains for each taxable year). As a result, REITs tend to pay relatively higher dividends than other types of companies. Dividends paid by REITs will not be eligible for the dividends-received deduction and are generally not considered “qualified dividend income” eligible for reduced rates of taxation for U.S. federal income tax purposes. REITs can generally be classified as equity REITs or mortgage REITs. Equity REITs, which invest the majority of their assets directly in real property, derive their income primarily from rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs, which invest the majority of their assets in real estate mortgages, derive their income primarily from interest payments.
The Sub-REIT. The Fund gains exposure to infrastructure, timberland and agriculture/farmland investment opportunities, in whole or in part, through investments in the Sub-REIT. The Adviser has discretion over all investments of the Sub-REIT. As a REIT, any dividend income the Fund receives from the Sub-REIT is qualifying income to the Fund for purposes of the 90% gross income requirement for RIC qualification.
Pooled Investment Vehicles. The Fund also invests a portion of its assets in pooled investment vehicles that are not registered investment companies. As a stockholder in a pooled vehicle, the Fund will bear its ratable share of that vehicle’s expenses, and would remain subject to payment of the vehicle’s advisory and administrative fees with respect to assets so invested. Shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other pooled investment vehicles. In addition, the securities of other pooled vehicles may be leveraged and will therefore be subject to leverage risks (in addition to other risks of the pooled vehicle’s strategy).
Non-U.S. Companies and Emerging Market Companies. For purposes of the Fund’s investment strategies, a non-U.S. company is one that is: (i) organized or located outside of the U.S.; (ii) the company’s securities are traded principally outside of the U.S.; or (iii) does a substantial amount of its business outside of the U.S. The Fund’s global real asset equities strategy seeks to benefit from national and regional economic growth around the world by investing in REITs and other publicly-traded real asset securities. These investments include equity securities issued by U.S. and non-U.S. real asset companies, including REITs and other Real Asset Related Investments. The Fund may invest in non-U.S. companies, including emerging market companies, through securities including, but not limited to American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”). Generally, ADRs in registered form are dollar denominated securities designed for use in the U.S. securities markets, which represent and may be converted into an underlying foreign security. GDRs, in bearer form, are designed for use outside the United States. EDRs, in bearer form, are designed for use in the European securities markets. The Fund may invest in foreign issuers in both developed and emerging markets.
The Fund intends to select Sub-Advisers that manage portfolios of Real Asset Securities that include companies with strong market positions and employ a risk-managed investment approach that focuses on companies the Sub-Advisers believe have potential for growth and/or strong income characteristics. These may include securities in emerging markets. Typically, emerging markets are in countries that are in the process of industrialization, with lower gross national products per capita than more developed countries. The Fund is not limited in the extent to which it may invest in emerging market companies.
Equity Securities. For purposes of the Fund’s investment strategies, the equity securities in which the Fund may invest typically will consist of (i) common stocks; (ii) rights or warrants to purchase common stocks; (iii) securities convertible into common stock; and (iv) preferred stocks.

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Debt Securities. The Fund’s real asset debt strategy seeks to create and maintain, directly and indirectly through Private Funds and direct investments, a portfolio of investments that the Adviser believes will generate a stable income stream of attractive and consistent cash distributions. The Fund may invest, through primary or secondary markets, in infrastructure, timberland, and/or agriculture/farmland loans and other real asset-related securities, including participating loans, bridge loans, and other unsecured real-asset debt. The Fund seeks to invest in varying investment strategies that include:
•
Senior Secured Debt. Senior secured debt includes whole loan participations structured with a senior secured interest in infrastructure assets and/or cash flows from the operations of the infrastructure assets, including in many instances contract-backed revenues. These loans will vary in maturity, but typically have longer durations than subordinated debt and will have a combination of fixed-rate and floating-rate interest payments.

•
Subordinated Debt. Subordinated debt investments are secured by secondary claims against the infrastructure asset and its cash flow. These claims are subordinated to those of the senior debt, which has priority in cashflow and collateral. In certain instances, subordination may be in the form of a senior secured interest in the equity of the infrastructure operating company. This, indirectly through the ownership structure of the operating assets, subordinates any claims to the senior secured financing at the asset level. Subordinated debt will typically have relatively short maturities and floating interest rates.

Foreign Currencies and Related Transactions. The Fund may invest directly in, and may invest in Private Funds that invest in, Real Asset Related Investments and Real Asset Securities located in the United States, as well as Asia, Europe, Australia and other foreign geographic regions. As a result, the income received by such underlying foreign investments of the Fund is likely to be denominated in currencies other than U.S. dollars. The Fund may (but is not required to) attempt to hedge some or all of its exposure to foreign currencies through the use of forward foreign currency exchange contracts.
A forward foreign currency exchange contract, which involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract, may reduce the Fund’s exposure to changes in the value of the currency it will deliver and increase its exposure to changes in the value of the currency it will receive for the duration of the contract. The effect on the value of the Fund is similar to selling securities denominated in one currency and purchasing securities denominated in another currency. Foreign currency transactions, like currency exchange rates, can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks, or by currency controls or political developments. Such events may prevent or restrict the Fund’s ability to enter into foreign currency transactions, force the Fund to exit a foreign currency transaction at a disadvantageous time or price or result in penalties for the Fund, any of which may result in a loss to the Fund. Contracts to sell foreign currency would limit any potential gain that might be realized by the Fund if the value of the hedged currency increases. The Fund may enter into these contracts to hedge against foreign exchange risk arising from the Fund’s investment or anticipated investment in securities denominated in foreign currencies. Suitable hedging transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in such transactions at any given time or from time to time when they would be beneficial.
Investments in Subsidiaries
The Fund may make portfolio investments directly or indirectly through one or more Subsidiaries. References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure. The Fund will comply with certain provisions of the Investment Company Act applicable to the Fund on an aggregate basis with the Subsidiaries, including provisions relating to investment policies (Section 8), affiliated transactions and custody (Section 17), and capital structure and leverage (Section 18). To the extent that any Subsidiary directly incurs leverage in the form of debt, such leverage will be aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. The VCRRX Subsidiary has the same investment objective and strategies as the Fund and, like the Fund, is managed by the Adviser. The Fund may invest in the VCRRX Subsidiary in order to pursue its investment objective and strategies in a potentially tax-efficient manner.
Selection of Private Funds
The Adviser follows certain general guidelines when reviewing and selecting Private Funds. The Adviser takes into consideration the following criteria, as applicable, when selecting the approved Managers (for purposes of this section, Managers refers to managers of Private Funds): assets under management; length of time in the business;

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stability and depth of corporate management; stability and depth of investment management team; investment strategies, target returns and leverage limitations; investment process and research capacity; existing portfolio composition and valuation; structure of any Private Funds and tax considerations; historical performance and reputation; fees and expenses; conflicts policies; reporting and valuation policies/process; and investor rights and controls.
Although the Adviser will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and, the selection of Private Funds is a fundamentally subjective process. The use of the selection guidelines may be modified or eliminated at the discretion of the Adviser. In addition, some Private Funds may be newly organized and have no, or only limited, operating histories. However, the Adviser typically will select Managers whose principals have substantial experience investing assets in Real Asset Related Investments. There can be no assurance that the Adviser will be able to access Managers that can enable the Fund to meet its investment objective.
Other than regulatory limitations applicable to a RIC, the Adviser is not bound by any fixed criteria in allocating assets to Private Funds. Private Funds have some flexibility to make investments in accordance with the market environment and employ leverage, as permitted within the operative documents for their investment vehicle and limitations set forth in the Code for operation of a REIT or corporate entity. See “Risk Factors – Focused Investment Risk” and “– Leverage Risk.” While the approved Private Funds have been reviewed and approved by the Adviser, there is no guarantee that any one Private Fund will receive an allocation of the Fund’s assets for investment. When a Private Fund is selected, the allocation of assets may vary substantially for each. Additionally, there can be no assurance that a Private Fund or sub-adviser will have the capacity to accept additional assets for management and there may be a delay in the acceptance of such an investment that may change the Fund’s ability to utilize such approved Private Fund.
The current investment guidelines developed by the Adviser include a review of the Private Funds. In conducting this review, the Adviser will rely on its analysis and due diligence process for the selection of the appropriate Private Funds. The Adviser may engage research and consulting services to assist in the aggregation and review of due diligence materials for each of the Private Funds that it considers. In addition, the Adviser seeks to conduct a multi-step process to review and evaluate each potential Private Fund that includes: meetings, questionnaires, interviews, and reference calls. The goal of the due diligence process is to evaluate: (i) the background of the Manager’s firm and its respective team; (ii) the infrastructure of the Manager’s research, evaluation and investment procedures; (iii) the Manager’s strategies and method of execution; (iv) the Manager’s risk control and portfolio management processes; and (v) the differentiating factors that the Adviser believe give a Private Fund an advantage over other potential investment funds and Managers.
Once a Private Fund is selected, the Fund and the Adviser continue to review the investment process and performance of the Private Fund. The Adviser engages in the necessary due diligence to ensure that the Fund’s assets are invested in Private Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations and liabilities. The Adviser, subject to the repurchase policies of the Private Funds, may reallocate the Fund’s assets among the Private Funds, redeem its investment in Private Funds, and/or select additional Private Funds.
Borrowing/Leverage
The Fund may borrow money to satisfy repurchase requests from Fund shareholders, to make additional investments or otherwise seek to enhance returns, to provide the Fund with temporary liquidity, to balance cash inflows and outflows, or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund. The Fund has regularly, and may in the future, borrow money to repurchase its Shares and balance cash inflows and outflows. The Fund may be drawn on its line of credit for substantial periods of time, increasing its credit and interest rate risk.
In pursuing its investment objective, the Fund (directly or indirectly, including through one or more Subsidiaries or the Sub-REIT) may add leverage to its portfolio through borrowings, such as through bank loans secured by the portfolio securities of the Fund or commercial paper and/or other credit facilities, or by utilizing reverse repurchase agreements and similar financing transactions, dollar rolls, and/or credit default swaps. The Fund may utilize borrowings and other forms of leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions, and other factors. Leveraging is a speculative technique and the use of leverage

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involves increased costs and risk, including increased variability of the Fund’s net income, distributions and net asset value in relation to market changes. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed. The Fund intends to limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33-1/3% of the Fund’s gross asset value. Any leverage incurred at the Sub-REIT level is aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. Any leverage at the Fund, the Sub-REIT, and Subsidiary levels will be in addition to financial leverage that a Private Fund may use as part of its capital structure. The Fund may lose money through the use of leverage. See “Risk Factors – Leverage Risk.”
Effects of Leverage
Assuming the Fund obtains bank borrowings with a repayment obligation equal to approximately [ ]% of the Fund’s managed assets and an annual interest rate of [ ]% of such repayment obligation or principal balance (which rate is approximately the current rate which the Adviser expects the Fund to pay, based on market rates as of June 30, 2026), income generated by the Fund’s portfolio (net of estimated expenses) would need to exceed [ ]% in order to cover such interest payments on the borrowings. Actual interest rates may vary and may be significantly higher or lower than the rate estimated above.
The following table illustrates the hypothetical effect on the return to a holder of the Fund’s common Shares of the leverage obtained through bank borrowings equal to approximately [ ]% of the Fund’s managed assets and interest paid on borrowings at an annual rate of [ ]%. It is designed to illustrate the effect of leverage on the total return of common Shares, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risk Factors – Leverage Risk.”

Assumed Portfolio Total Return (Net of Expenses)	(10)%	(5)%	0%	5%	10%
Common Share Total Return	[ ]%	[ ]%	[ ]%	[ ]%	[ ]%

Total Return is composed of two main elements: the net investment income of the Fund after paying interest on its leverage and gains or losses on the value of the securities the Fund owns.
The Fund currently uses leverage (whether through the use of senior securities or otherwise) to achieve its investment objective, as a liquidity source to Fund repurchases or for temporary and extraordinary purposes and may consider other potential uses in the future. The Fund’s willingness to use leverage, and the extent to which leverage is used at any time, will depend on many factors, including the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions, and other factors.
MANAGEMENT OF THE FUND
Directors and Officers
The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company. There are currently six directors of the Fund, one of whom is treated by the Fund as an “interested person” (as defined in the Investment Company Act). The names and business addresses of the directors and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.
Control Persons
A control person is one who beneficially owns, directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. [As of [ ], the Fund did not know of any person that controlled the Fund.]
Adviser and Investment Management Fee
Under the ultimate supervision of and subject to any policies established by the Board, the Adviser provides investment advice to and manages the day-to-day business and affairs of the Fund pursuant to an investment management agreement between the Fund and the Adviser (the “Investment Management Agreement”). In addition to

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managing a portion of the Fund’s assets directly, the Adviser has responsibility, subject to the review and approval of the Board, for selecting the Fund’s strategies and for selecting and hiring the sub-advisers to the Fund. The Adviser allocates the Fund’s assets and monitors the sub-advisers’ investment programs for consistency with the Fund’s investment objective and strategies. The Adviser may, at its discretion, reallocate the Fund’s assets among itself and the sub-advisers, allocate assets away from sub-advisers, and/or terminate sub-advisers, subject to the oversight of the Board. From time to time, the Adviser may determine not to allocate any of the Fund’s assets to a sub-adviser. The Adviser also provides certain administrative services to the Fund, including: providing office space, handling of shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board, and providing other support services.
In consideration for its investment management services, the Fund pays the Adviser an Investment Management Fee equal to 1.15% annually of the average daily NAV of the Fund. The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee will be paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares. The Adviser may receive additional compensation at an annual rate based on a Subsidiary’s or the Sub-REIT’s average daily net assets for providing management services to the Subsidiary or the Sub-REIT. The Adviser has contractually agreed to (i) reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees the Adviser receives from the VCRRX Subsidiary and from any investment companies advised by the Adviser in which the Fund invests; and (ii)to waive the investment management fee it receives from the Sub-REIT. As such, for the collective net assets of the Fund, VCRRX Subsidiary, and the Sub-REIT, the total Investment Management Fee is calculated at a rate 1.15%. As compensation for providing services to the Fund, the Adviser pays the Sub-Adviser a fee based on a negotiated rate applied to the assets of the Fund allocated to the Sub-Adviser.
Effective July 28, 2025, the Adviser has agreed to voluntarily waive a portion of the Investment Management Fee equal to the management and performance fees paid by the Fund to Harrison Street Infrastructure Fund LP. This waiver arrangement is estimated to result in an annualized waiver of the Investment Management Fee approximating [0.08]% of the Fund’s March 31, 2026 net assets.
Conflicts of interest exist as a result of the fact that the Adviser receives the Investment Management Fee irrespective of the allocation of the Fund’s assets among the Adviser, the Sub-Adviser, the Private Funds, the Subsidiaries, and the Sub-REIT. Because the Adviser compensates the Sub-Adviser from its Investment Management Fee, the Adviser may have an economic incentive to allocate less capital to the securities in which the Sub-Adviser invests. There may also be an incentive for the Adviser to allocate fewer assets to the Sub-Adviser overall. However, if the overall time, expense, and other resources expended by the Adviser to select and monitor sub-advisers of the Fund is less than what the Adviser expends to select and monitor direct investments, investments in Private Funds, or investments in the Sub-REIT or the Subsidiaries, the Adviser will have an incentive to allocate more of the Fund’s assets to sub-advisers. The Board monitors this potential conflict of interest and any effect it may have on the Fund and its shareholders. Under normal circumstances, the Adviser does not believe that its overall cost and expense will differ materially between selecting and monitoring direct investments on the one hand, or in compensating sub-advisers, on the other.
The Adviser is an asset management firm that specializes in real asset investing with approximately $4.1 billion in assets under management as of March 31, 2026. The Adviser is registered with the U.S. Securities and Exchange Commission (the “SEC”) as an investment adviser under the Advisers Act. The Adviser’s offices are located at 5050 S. Syracuse Street, Denver, Colorado 80237, and its telephone number is (877) 200-1878. Colliers International Group Inc., a publicly traded real estate services and investment management company (“Colliers”), has an indirect controlling interest in the Adviser through its investment management segment, Harrison Street Asset Management. Effective July 28, 2025, in connection with the launch of a dedicated private wealth division by Collier’s investment management segment, Harrison Street Asset Management, the Adviser has rebranded as Harrison Street Private Wealth LLC.
The Investment Management Agreement may be terminated at any time by vote of the Board or by a vote of a majority of the Fund’s outstanding voting securities on sixty days’ written notice to the Adviser or by the Adviser on ninety days’ written notice to the Fund. The Investment Management Agreement continues in effect from year to year if its continuance is approved annually by either the Board or the vote of a majority of the outstanding voting securities of the Fund, provided that, in either event, the continuance also is approved by a majority of the Independent Directors of the Board. The Investment Management Agreement also provides that it will terminate automatically in the event of its “assignment,” as such term is defined in the Investment Company Act.

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The Investment Management Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence by the Adviser in the performance of its duties under the Investment Management Agreement or reckless disregard of its obligations under the Investment Management Agreement, the Adviser will not be liable to the Fund for any error of judgment or for any loss suffered by the Fund in connection with the subject matter of the Investment Management Agreement. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund of the Adviser and its affiliates, and their respective partners, members, managers, directors, officers, shareholders, employees, and controlling persons (collectively, the “Indemnified Parties”), against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Fund, provided that such amounts were not the direct result of willful misfeasance, bad faith or gross negligence on the part of such Indemnified Party in the performance of its duties (if any) under the Investment Management Agreement or resulted from such Indemnified Party’s reckless disregard of its obligations and duties (if any) under the Investment Management Agreement.
A discussion regarding the basis for the Board’s approval of the Investment Management Agreement between the Fund and the Adviser is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2025.
Key Personnel of the Adviser
The key personnel of the Adviser who currently have primary responsibility for management of the Fund (collectively, the “Portfolio Managers”) are as follows:

Name	Title	Since	Recent Experience
Casey Frazier, CFA	Chief Investment Officer	Inception	Chief Investment Officer of the Adviser. Mr. Frazier is the Chairman of the Adviser’s Investment Committee. He has served as the CIO since joining the Adviser in 2011.
Robert Becker	Chief Investment Strategist and Head of Real Assets	January 2025
Head of Real Assets of the Adviser (January 2025 to Present); Chief Investment Strategist, Managing Director of the Adviser (April 2024 to Present); Director at Eversource Energy from October 2022 to March 2024; Senior Vice President at Cohen & Steers from December 2003 to March 2022.

Kevin Nagy, CAIA	Director of Investments	July 2024
Director of Investments of the Adviser. Mr. Nagy has served as Director of Investments since 2024 and previously served as Senior Portfolio Analyst since joining the Adviser in 2019. Prior to joining the Adviser, Mr. Nagy was an Assistant Vice President in Callan LLC’s Real Assets Consulting Group from 2013-2019.

Eric Gorman	Managing Director of Investments	December 2025
Managing Director of Investments of the Adviser (October 2025 to Present). Prior to joining, he was a Managing Director at Aether Investment Partners (2017–2025), where he led private infrastructure and natural resource investments. He previously served as Head of Alternative Investments at U.S. Bank (2007–2016) and as a Alternative Investment Research Associate at Jeffrey Slocum & Associates (2001–2007).

The Portfolio Managers will not be employed by the Fund and do not receive direct compensation from the Fund in connection with their portfolio management activities. The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers and the Portfolio Managers’ ownership of securities of the Fund.

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The Adviser maintains an Investment Committee, led by Casey Frazier, the Adviser’s Chief Investment Officer, which provides general oversight of the Fund’s investments. The senior executives on the Adviser’s Investment Committee have substantial experience with the establishment, underwriting, and management of investment products consisting primarily of real asset investment products, including infrastructure investments, and real estate-related securities.
Sub-Adviser and Sub-Advisory Fees
The Adviser has responsibility, subject to oversight by the Board, for overseeing the Sub-Adviser. The Adviser may only enter into new sub-advisory relationships for the Fund upon Board approval and upon the approval of a majority of the Fund’s outstanding voting securities pursuant to the Investment Company Act. If such approval is obtained, the Adviser (or the Fund) may enter into sub-advisory relationships with registered investment advisers that possess skills that the Adviser believes will aid it in achieving the Fund’s investment objective.
Brookfield Public Securities Group LLC
Brookfield Public Securities Group LLC (“Brookfield”) serves as a sub-adviser for the Fund and has been managing real asset securities, including infrastructure securities, for 36 years. Brookfield is an indirect wholly owned subsidiary of Brookfield Asset Management ULC, an unlimited liability company formed under the laws of British Columbia, Canada (“BAM ULC”). BAM ULC is a direct wholly owned subsidiary of Brookfield Asset Management Ltd., a publicly traded company (NYSE: BAM; TSX: BAMA) (“Brookfield Asset Management”). Brookfield Corporation, a publicly traded company (NYSE: BN; TSX: BN), holds a 69% interest in Brookfield Asset Management. Brookfield is registered as an investment adviser under the Advisers Act.
Brookfield focuses on investments in publicly traded real asset securities including both equity and debt investments globally. Brookfield is located at Brookfield Place, 225 Liberty Street, New York, New York 10281 and maintains offices in Chicago, Dubai, Houston, London, Singapore and Toronto. Brookfield typically seeks to provide exposure to public infrastructure debt on behalf of the Fund. Brookfield is paid a sub-advisory fee by the Adviser that is assessed on a sliding scale from 0.35% down to 0.20% based on assets under management. Gaal Surugeon, Riley O’Neal, Tom Miller and Andrew Alexander are primarily responsible for the day-to-day management of the Fund’s assets allocated to Brookfield.

Name	Title	Since	Recent Experience
Gaal Surugeon, CFA	Managing Director, Portfolio Manager	2019
Mr. Surugeon is a Managing Director and Portfolio Manager. Prior to joining Brookfield in 2019, he was an Executive Director at Oppenheimer Asset Management where he served as manager of the firm’s multi-asset portfolios and Director of Asset Allocation and Research.

Riley O’Neal, CFA	Managing Director, Portfolio Manager	2016
Mr. O’Neal is a Managing Director and Portfolio Manager. Prior to joining Brookfield in 2016, he worked at multi-strategy hedge funds for four years focusing primarily on portfolio risk analytics and overall market risk.

Tom Miller, CFA	Managing Director, Portfolio Manager	2013
Mr. Miller is a Managing Director and Co-Head of the Global Listed Infrastructure platform. Prior to joining Brookfield in 2013,he worked at FactSet Research Systems working with institutional investment managers to incorporate portfolio analytics and risk management tools into their respective investment processes.

Andrew Alexander	Managing Director, Portfolio Manager	2008
Andrew Alexander is a Managing Director and Co-Head of the Global Listed Infrastructure platform. Prior to joining the firm in 2008, he was with SNL Financial where he specialized in the energy sector.

A discussion regarding the basis for the Board’s approval of the Investment Sub-Advisory Agreement between the Adviser and Brookfield is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2025.

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Other Expenses of the Fund
The Fund bears all expenses incurred in connection with its operations, other than those specifically required to be borne by the Adviser and other service providers pursuant to their agreements with the Fund. For purposes of this section, “the Fund” includes the Subsidiaries and the Sub-REIT. Expenses borne by the Fund may include:
•
all costs and expenses related to portfolio transactions and investments for the Fund’s portfolio, including, but not limited to, arranger fees, brokerage commissions, research fees (including “soft dollars”), custodial fees, shareholder servicing fees, loan monitoring and loan servicing fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends, and expenses from investments in the Private Funds;

•
all costs and expenses associated with the Fund’s use of leverage, including but not limited to interest and commitment fees on loans and debt balances and costs and expenses relating to the issuance and ongoing maintenance of preferred shares, if any;

•	all costs and expenses associated with operation and registration of the Fund, offering costs and the costs of compliance with any applicable Federal or state laws;
•
the costs and expenses of holding any meetings of the Board that are regularly scheduled, permitted or required to be held under the terms of the LLC Agreement, the Investment Company Act or other applicable law;

•	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;
•	the costs of a fidelity bond and any liability or other insurance, including director and officer insurance, obtained on behalf of the Fund or the Board;
•	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to shareholders;
•
all expenses of computing the Fund’s NAV, including any equipment or services obtained for the purpose of valuing the Fund’s investment portfolio, including appraisal and valuation services provided by third parties;

•	all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;
•	the fees of UMB, UMB Bank and of custodians, transfer agents, and other persons providing administrative services to the Fund;
•	personnel costs and expenses for the Fund’s Chief Compliance Officer; and
•	such other types of expenses as may be approved from time to time by the Board.
The Fund will reimburse the Adviser for any of the above expenses that it pays on behalf of the Fund.
Additional Service Providers
UMB Fund Services, Inc., 235 W. Galena St., Milwaukee, WI 53212, provides transfer agency, administrative, and accounting services to the Fund. In consideration for providing such services, the Fund pays UMB annual fees of approximately [ ]% of the Fund’s average annual NAV, assuming anticipated weighted average assets in the Fund of approximately $[ ] billion over the fiscal year.
UMB Bank (the “Custodian”) serves as the Fund’s custodian. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, Missouri 64106.
SUITABILITY OF THE INVESTMENT
An investment in the Fund involves a considerable amount of risk. You may lose some or all of your entire investment in the Fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. An investment in the Fund may be appropriate for long-term investors seeking to add real asset exposure to their overall investment portfolio. Before making your investment decision, you and/or your personal financial adviser should consider (i) the suitability of this investment with respect to your investment objectives and personal situation and (ii) factors such as your personal net worth, income, age, risk tolerance and liquidity needs. The Fund should be considered an illiquid investment. You will

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not be able to redeem your Shares on a daily basis because the Fund is a closed-end fund; however, limited liquidity will be available through quarterly Repurchase Offers described in this Prospectus. In addition, the Shares are not traded on an exchange and there is currently no secondary market for the Shares; however, the Fund intends to authorize transfers of shares through the auction process which, if used, may, from time to time, provide a limited opportunity to dispose of Shares outside of the Fund’s Repurchase Offers. See “Risk Factors – Interval Fund Risk,” “– Liquidity Risk,” “–Auction Risk,” and “The Auction Process.”
HOW TO PURCHASE SHARES
The Fund offers Shares continuously at the prevailing NAV per Share. Shares are not subject to any upfront sales load, distribution fee or early withdrawal charge. Shares are only available for purchase by: (i) institutional investors, including registered investment advisers (“RIAs”), banks, brokers/dealers, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors, general partners, or employees of the Fund or the Adviser. The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $25,000 and the minimum for those investors referred to in clause (ii) above is $10,000. There is no minimum amount for subsequent purchases of Shares. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances.
Shares generally will only be available through certain financial intermediaries that provide custodial and/or clearing services for the Fund’s institutional investors (e.g., banks, broker/dealers, investment advisers, trusts, financial industry professionals, etc., collectively referred to as “Intermediaries” and individually as “Intermediary”). You may purchase Shares from any Intermediary by submitting an order to purchase Shares on any day that the New York Stock Exchange (the “NYSE”) is open for business (each, a “Business Day”). An Intermediary can help you establish and maintain an account with such Intermediary and purchase Shares of the Fund for such account. The Fund has authorized one or more Intermediaries to receive orders to purchase Shares or repurchase orders in response to a repurchase offer, on its behalf. Further, Intermediaries are authorized to designate other Intermediaries to receive orders to purchase Shares and repurchase orders in response to a repurchase offer. Once an Intermediary has determined that your investment in the Fund is suitable for your investment profile, such Intermediary shall submit a purchase order for Shares to the Fund’s Transfer Agent. The Fund will be deemed to have received a purchase or repurchase order when an Intermediary or its authorized designee receives the order. The Shares are offered at the NAV per Share next computed after the request to purchase Shares is received by the Fund, an Intermediary, or its authorized designee. The Fund expects to distribute Shares principally through Intermediaries. Because an investment in Shares involves many considerations, your financial advisor or other Intermediary may help you with your investment decision. You also should discuss with your financial advisor or Intermediary any payments received as a result of your investment in our Shares.
Intermediaries may impose additional or different conditions than the Fund on purchases of Shares or submission of shares for repurchase. They may also independently establish and charge their customers or program participants transaction fees, account fees, and other amounts in connection with purchases of Shares in addition to any fees imposed by the Fund. These additional fees may vary over time and could increase the cost of an investment in the Fund and lower investment returns. Each Intermediary is responsible for transmitting to its customers and program participants a schedule of any such fees and information regarding any additional or different conditions regarding purchases or any repurchases. Shareholders who are customers of these Intermediaries or participants in programs services by them should contact the Intermediary for information regarding these fees and conditions.
The Uniting and Strengthening America by Providing Appropriate Tools Required to Obstruct Terrorism Act (commonly referred to as the USA PATRIOT Act) may require an Intermediary or its authorized designee to obtain certain personal information from you, which will be used to verify your identity. If you do not provide information, it may not be possible to open your account. If the Intermediary or authorized designee is unable to verify your customer information, the Fund reserves the right to close your account or take other steps it deems reasonable.
Inactive Accounts and Unclaimed Property. Shareholders should ensure that the address on file with the Transfer Agent is correct and current in order to prevent their accounts from being deemed abandoned in accordance with applicable state law. A shareholder’s account may be deemed abandoned in accordance with state escheatment laws if

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no activity occurs in the account for a specified amount of time, which varies by state. The Fund is legally required to escheat (or transfer) abandoned property to the applicable state’s unclaimed property administrator or other appropriate state authority. The investor’s last known address of record determines which state has jurisdiction over an abandoned account. While the Transfer Agent will, if it receives returned mail, attempt to locate shareholders in accordance with applicable law, if the Transfer Agent is unable to locate the shareholder and the account is considered abandoned under applicable state law, then the Transfer Agent will escheat the account to the state. It is your responsibility to ensure that you maintain accurate and current contact information for your account. You should contact the Transfer Agent at (855) 653-7173 or 235 W. Galena St., Milwaukee, WI 53212 at least annually to ensure your account remains in active status. Neither the Fund nor the Adviser will be liable to shareholders or their representatives for good faith compliance with escheatment laws.
REPORTS TO SHAREHOLDERS
The Fund issues periodic reports to all investors, including annual audited financial statements, which are available on the Fund’s website at www.harrisonstpw.com. Paper copies of the Fund’s periodic reports will no longer be sent by mail, as permitted by regulations adopted by the SEC. You will instead be notified by mail and provided with a link each time a report is posted to the website. If you already elected to receive reports electronically, you will not be affected by this change. Copies of the Prospectus and shareholder reports may be obtained by calling (877) 200-1878.
LEGAL PROCEEDINGS
The Fund may become involved in legal proceedings in the ordinary course of its business. The Fund is not currently involved in any material legal proceedings and, to the Fund’s knowledge, no material legal proceedings are threatened against the Fund.
DISTRIBUTION POLICY AND DISTRIBUTION REINVESTMENT POLICY
In accordance with requirements applicable to RICs, the Fund intends to distribute to shareholders at least 90% of its investment income and net short-term capital gains realized on investments, each year, through regular quarterly distributions. In addition, the Fund may make periodic distributions to shareholders of all or a portion of the long-term capital gains realized on transactions in its investments, in accordance with the requirements of the Investment Company Act and the Code.
All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in additional Shares pursuant to the Fund’s Distribution Reinvestment Policy. Shareholders may elect initially not to reinvest by indicating that choice in writing to the Fund’s transfer agent. Thereafter, shareholders are free to change their election. Shareholders may change their election or receive additional information regarding the Fund’s Distribution Reinvestment Policy by contacting the Fund’s Transfer Agent, the Fund’s Distribution Reinvestment Policy agent (the “Plan Agent”), at (855) 653-7173 or 235 W. Galena St., Milwaukee, WI 53212 (or, alternatively, by contacting the selling agent that sold such shareholder its Shares, who will inform the Fund). Whenever the Fund declares a distribution, participating shareholders will receive such distribution entirely in Shares to be issued by the Fund, including fractions. The number of Shares received by a shareholder in respect of the distribution will be based on the current NAV of the Fund on the ex-dividend date, as determined by or on behalf of the Fund. There is no sales load or other charge for Shares received pursuant to the Dividend Distribution Policy. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares. See “Taxes.”
QUARTERLY REPURCHASES OF SHARES
The Fund has adopted a fundamental policy that it will make quarterly Repurchase Offers for not less than 5% nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer amount will be determined by the Board before each Repurchase Offer. Each quarterly Repurchase Offer will be at the NAV per Share determined as of the Repurchase Pricing Date. Because this policy is “fundamental,” it may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shares will be repurchased at the NAV per Share determined as of the close of regular trading on the NYSE on the Repurchase Pricing Date.
Shareholders will be notified in writing about each quarterly Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline, which is the date the Repurchase Offer ends. The Repurchase Request Deadline will be determined by the Board and will be based on factors such as market conditions,

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liquidity of the Fund’s assets and shareholder servicing conditions. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days and is expected to be approximately 30 days. Certain authorized institutions, including Intermediaries, custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information. In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline. The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which is within seven days of the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act and other applicable laws. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders prior to the Repurchase Payment Date.
Repurchase Amounts
The Board, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be not less than 5% nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer Amount will be determined by the Board before each Repurchase Offer.
If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion, (i) repurchase the number of Shares in the Fund’s Repurchase Offer, allocating such repurchase among the shareholders on a pro rata basis based on the number of Shares tendered by each of the shareholders; or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares. If the Fund determines to repurchase additional Shares beyond the Repurchase Offer Amount and if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each of the Fund’s shareholders. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their Shares, before prorating other amounts tendered. Because of the potential for proration, tendering shareholders may not have all of their tendered Shares repurchased by the Fund in any Repurchase Offer. Shares repurchased by the Fund are not subject to an early withdrawal charge.
In addition, if a Repurchase Offer is oversubscribed, the Fund may offer to repurchase at NAV outstanding Shares tendered by the estate of a deceased shareholder or such deceased shareholder’s descendants. The amount of any such Estate Offer will be approved by the Board, taking into account the liquidity of the Fund’s assets. In the event an Estate Offer is oversubscribed, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each of the shareholders. The Adviser may require information it deems appropriate under the circumstances to verify a shareholder’s eligibility to participate in an Estate Offer, and it is possible that certain Intermediaries may not be able to process or meet the requirements for Estate Offer requests.
Notice to Shareholders
Notice of each Repurchase Offer will be given to each beneficial owner of Shares between 21 and 42 days before each Repurchase Request Deadline. The notice will describe (i) instructions for shareholders to tender their Shares for repurchase, (ii) the procedures for the Fund to repurchase Shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their tenders of Shares for repurchase until the Repurchase Request Deadline. The notice will also state the Repurchase Offer Amount, the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the scheduled Repurchase Payment Date. The notice will contain information shareholders should consider in deciding whether or not to tender their Shares for repurchase, including the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline).

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Repurchase Price
The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The notice of the Repurchase Offer will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date. The notice will also provide a toll-free number for information regarding the Repurchase Offer.
Suspension or Postponement of Repurchase Offer
The Fund may suspend or postpone a Repurchase Offer only: (i) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a RIC under the Code; (ii) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. The Fund shall not suspend or postpone a Repurchase Offer under the foregoing circumstances except pursuant to a vote of a majority of the Directors, including a majority of the Independent Directors.
Liquidity Requirements
The Fund will maintain liquid assets equal to the Repurchase Offer Amount, plus the amount of any Estate Offer, from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of such amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Date.
The Fund has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer, any Estate Offer, and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take any action it deems appropriate to ensure compliance.
Consequences of Repurchase Offers
Repurchase Offers typically will be funded from available cash or sales of portfolio securities. Payment for repurchased Shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares in a Repurchase Offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. In addition, the sale of portfolio securities to finance repurchases could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.
Repurchase of the Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders.
The Fund is intended as a long-term investment. Shareholders should view the Fund’s quarterly Repurchase Offers as a shareholder’s only means of liquidity with respect to his, her or its Shares. Shareholders have no rights to redeem or transfer their Shares, other than limited rights pursuant to certain conditions and restrictions in the LLC Agreement. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for the Shares to exist in the future; however, the Fund intends to authorize transfers of shares through the auction process which, if used, may, from time to time, provide a limited opportunity to dispose of Shares outside of the Fund’s Repurchase Offers.

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THE Auction PROCESS
At the discretion of the Board, the Fund may authorize transfers of Shares in limited circumstances through an auction the Fund intends to be conducted via NFS. NFS operates an online platform designed to conduct auctions for unregistered securities, including certain closed-end funds, and can provide shareholders with the potential opportunity to transfer their Shares in an auction process. The following describes the operations of the auction platform to provide investors with information on the potential auction process.
The Board has authorized transfers of Shares via an auction conducted by NFS in the event that the Fund has pro-rated two consecutive Repurchase Offers. Following a second consecutive pro-rated Repurchase Offer, this measuring period will reset. For example, if the Fund’s first and second quarter Repurchase Offers are pro-rated, NFS may, in its discretion, conduct an auction for Shares and the transfers of Shares pursuant to such auction would be authorized transfers. Transfers of Shares pursuant to an auction conducted by NFS would not again be authorized unless, and until, two more consecutive pro-rated Repurchase Offers occurred (e.g., the third and fourth quarter Repurchase Offers are pro-rated). An auction may commence in the month following the month in which the second consecutive pro-rated Repurchase Offer’s Repurchase Pricing Date occurs. NFS will have discretion as to whether to commence an auction, and NFS expects to evaluate whether sufficient demand exists for conducting an auction prior to conducting the auction process described below. In no event will NFS conduct an auction during the period beginning with the publication of a Repurchase Offer notice and ending on the Repurchase Pricing Date for that Repurchase Offer. For purposes of the initial auction, the Fund’s most recently completed Repurchase Offer prior to the date of this Prospectus, if pro-rated, will constitute the first Repurchase Offer in this sequence.
Pursuant to the process described below, an auction would seek to arrive at a single clearing price (that will likely be lower than the Fund’s last calculated NAV), which would determine whether and to what extent shareholders may be able to sell their Shares. Purchasers in the auction process will be restricted solely to investors that are eligible to invest in the Fund, and may be restricted at certain times, including as required by federal securities laws, rules and regulations (“Eligible Investors”). Shareholders must be represented by a registered broker-dealer, investment adviser, or other market participant that satisfies eligibility requirements of NFS to participate in the auction process and will not be permitted to submit orders to NFS directly. Any existing shareholder of the Fund will be able to participate, and information on how to participate will be provided in advance of the commencement of an auction. In connection with authorizing transfers of Shares in the auction process, the Board and the Adviser will comply with applicable restrictions as required by federal securities laws, rules, and regulations. Such transfers of Shares are authorized only for the auction process and may be subject to restricted periods, including but not limited to limiting such transfers to certain eligible time periods (as described above) or as otherwise required in order to comply with federal securities laws, rules, and regulations.
The Fund, and any affiliated purchaser thereof, may not (a) participate, directly or indirectly, in auctions via NFS, or (b) assist in setting auction terms, except as to the minimum parameters that appear in this Prospectus or the LLC Agreement.
The auction process is expected to have three phases:
Order Entry: Buyers and sellers would submit orders during this period. All buyer and seller orders may be entered as limit-style orders that must fall within certain fixed discount tiers of the Fund’s most recently calculated NAV at which the participant is willing to buy or sell a given number of Shares. In addition, the Fund may cancel or modify any buyer and seller orders without restriction prior to the closing of this period. The Fund’s most recently calculated NAV would be made available to all potential auction participants during this period. Such information will be made available at a time sufficiently prior to the end of the order entry period so that buyers and sellers have adequate time and ability to adjust their buy and sell orders based on that data.
Finalization: During this period, a clearing price and Share allocations would be determined by NFS based on an order allocation process that determines the price at which the greatest number of Shares would trade, and all orders (that have specified such price as within their limits) will be executed at that single price or not at all.
Closing: During this period, matched buy and sell orders would be executed and each executed transaction would be recorded. Once payment has been made, the Fund’s transfer agent would close the transactions by updating the books and records of the Fund to reflect new ownership.
The Fund expects all existing shareholders of the Fund to be able to participate through an eligible intermediary and information on how to participate will be provided in advance of the commencement of an auction. Certain market

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participants, such as broker/dealers, institutional investors, investment funds and registered investment advisers, are expected to be able to access the NFS or on behalf of their clients, including shareholders, to participate in an auction, subject to satisfaction of eligibility requirements. However, there can be no assurances that shareholders and other market participants will participate in the auction process through NFS and only market participants that meet NFS’ eligibility requirements are permitted to purchase Shares directly through the NFS platform. Currently, investors that are natural persons are not able to purchase Shares directly through the NFS platform.
The price at which the Fund’s Shares are purchased or sold in an auction will likely be substantially below the Fund’s last calculated NAV, and any shareholder selling their Shares at a price below the shareholder’s initial purchase price may lose money on their investment in the Fund. Existing shareholders evaluating whether to participate in auctions should carefully consider the trade-off represented by auctions of access to potentially quicker liquidity, but possibly of a price below the Fund’s last calculated NAV, versus liquidating their Shares over multiple Repurchase Offers at the Fund’s NAV (which could decline over the course of successive Repurchase Offers).
The Fund expects NFS to make available the results of the previous auctions occurring within the last 12-month period, if any, promptly following the closing of each auction to investors who are eligible to subscribe for Shares in the Fund and to existing shareholders in the Fund. The information from NFS regarding the results of the previous auctions will include, to the extent applicable, the clearing price of the previous auction (both in dollars and in discount to the most recent NAV) and the total amount of securities purchased in the auction.
CALCULATION OF NET ASSET VALUE
The Fund calculates its NAV once each Business Day typically as of the regularly scheduled close of normal trading on the NYSE (normally, 4:00 p.m., Eastern Time). If the regular schedule of the NYSE is for a close prior to 4:00 p.m. Eastern Time, such as on days in advance of holidays observed by the NYSE, the Fund typically will calculate its NAV as of such earlier closing time. In unusual circumstances, such as an unscheduled close or halt of trading on the NYSE, the Fund may calculate its NAV as of an alternative time. The NAV of the Fund will be equivalent to its assets less its liabilities valued on the basis of market quotations where available and otherwise in accordance with the policies and procedures as discussed below and specifically in the Fund’s Valuation Policy. The NAV of the Fund and the NAV per Share will be calculated daily by UMB, as administrator, in accordance with the valuation methodologies approved by the Board, by the Adviser in its role as the Fund’s valuation designee (the “Valuation Designee”), or as may otherwise be determined from time to time pursuant to policies established by the Board or the Valuation Designee.
Valuation Methodology – Securities with Readily Available Market Quotations
Publicly Traded U.S. Listed Equity Securities, including certain Preferred Stock, Exchange-Traded Funds (ETFs) and Listed Closed End Funds. Investments in publicly traded, domestic equity securities that are listed on the NYSE are valued, except as indicated below, at the official closing price reflected at the close of the NYSE on the Business Day as of which such value is being determined. If there has been no published closing price on such day, the securities are fair valued in accordance with the procedures outlined below. Securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a similar manner. Securities traded on more than one securities exchange are valued at the closing price of the exchange representing the principal market for such securities on the Business Day as of which such value is being determined. If, after the close of a domestic or foreign market, but prior to the close of business on the day the securities are being valued, market conditions change significantly, the domestic or foreign securities may be valued pursuant to procedures established by the Board or the Valuation Designee.
Open-End Mutual Funds. Investments in open-end mutual funds are valued at their closing NAV.
Fair Valuation Methodology – Securities without Readily Available Market Quotations, Priced by an Approved Pricing Source
Securities traded in the over-the-counter market, such as fixed-income securities and certain equities, including listed securities whose primary market is believed by the Valuation Designee to be over-the-counter, are valued at the official closing prices as reported by one or more pricing service providers as approved by the Board or the Valuation Designee (“Approved Pricing Sources”). If there has been no official closing price on such day, the securities are valued at the mean of the closing bid and ask prices for the day or, if no ask price is available, at the bid price.
Fixed income securities typically will be valued on the basis of prices provided by an Approved Pricing Source, generally an evaluated price or at the mean of closing bid and ask prices obtained by the Approved Pricing Source when

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such prices are believed by the Valuation Designee to reflect the fair market value of such securities. Syndicated loans are valued by Approved Pricing Sources at the average of broker quotes obtained from market makers deemed reliable by their internal evaluation staff or by internally developed models that incorporate both indicative quotes and actual trade data for similar loans.
Short-term debt securities, which have a maturity date of 60 days or less, are valued at amortized cost, which approximates fair value.
Securities for which market prices are unavailable, or securities for which the Adviser determines that the market quotation is unreliable, will be valued at fair value pursuant to procedures approved by the Board. In these circumstances, the Adviser determines fair value in a manner that fairly reflects the market value of the security on the valuation date based on consideration of any information or factors it deems appropriate. These may include recent transactions in comparable securities, information relating to the specific security and developments in the markets.
The Fund’s use of fair value pricing may cause the NAV of the Shares to differ from the NAV that would be calculated using market quotations. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security may be materially different from the value that could be realized upon the sale of such security.
Fair Valuation Methodology – Private Funds
The Board has adopted procedures pursuant to which the Valuation Designee typically will fair value the Fund’s investments in the Private Funds according to the value reported by each Private Fund’s quarterly NAV statement.
In certain circumstances, a Private Fund or its manager may provide information on a Private Fund’s NAV on a basis more frequent than quarterly (daily or periodically). A Private Fund may provide a preliminary NAV that may differ from the Private Fund’s final NAV. The Valuation Designee may rely on such preliminary NAV and subsequently adjust the Fund’s NAV based on the Private Fund’s final NAV. In addition, the valuations provided by the Private Funds may also be based on fair value valuation. The Private Fund’s valuation and/or the Valuation Designee’s fair values may prove to be inaccurate. Incorrect valuations of the Private Fund could have an adverse effect on the Fund’s NAV and shareholder transactions in the Shares. See “Risk Factors – Valuation Risk.”
The Valuation Designee will review valuation information received from a Private Fund or its Manager for reasonableness based on its knowledge of current market conditions and the individual characteristics of each Private Fund and may clarify or validate the reported information with the applicable manager of the Private Fund. If determined reasonable, the Valuation Designee may value the Fund’s investment in such Private Fund according to this information without further adjustments.
The Valuation Designee may conclude, in certain circumstances, that the information provided by any Private Fund or its manager does not represent the fair value of the Fund’s investment in a Private Fund and is not indicative of what actual fair value would be under current market conditions. In those circumstances, the Valuation Designee may determine to value the Fund’s investment in the Private Fund at a discount or a premium to the reported value received from the Private Fund. Any such decision will be made in good faith by the Valuation Designee, and will be reported to the Board’s Valuation Committee at its next regularly scheduled quarterly meeting.
Additionally, between the quarterly valuation periods (and between other periodic valuation periods if determined appropriate by the Valuation Designee), the NAVs of such Private Funds are typically adjusted daily based on the total return that each Private Fund is estimated by the Valuation Designee to generate during the current quarter. The Valuation Designee monitors these estimates regularly and updates them as necessary if macro or individual fund changes warrant any adjustments.
The Valuation Designee shall use its best efforts to ensure that each Private Fund has in place policies and procedures that provide underlying principles behind the disclosure of reliable information with adequate supporting operational practices.
If the Valuation Designee determines that the Fund does not have the ability to sell shares of a Private Fund in its primary market through redemptions back to the Private Fund, the Valuation Designee may determine to fair value the Private Fund at a price other than its NAV. In such an instance, the Valuation Designee may consider any information it deems appropriate, including information received from broker-dealers and/or pricing services or comparable sales in the secondary market. Any such fair valuation determinations will be made in good faith by the Valuation Designee, may be based upon an internally developed pricing model, and will be reported to the Board’s Valuation Committee at its next regularly scheduled quarterly meeting.

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Fair Valuation Methodology – Sub-REIT Investments
The Board has adopted procedures pursuant to which the Valuation Designee will value the Fund’s investments in the Sub-REIT at fair value. The Valuation Designee typically requires the property management companies of any direct investments made by the Sub-REIT to follow similar procedures to the other continuously offered Private Funds.
At the end of quarterly periods, the Sub-REIT’s NAV is typically adjusted based on the actual income and appreciation or depreciation realized by the Sub-REIT when the quarterly valuations and income are reported by the property managers of the underlying assets. The Valuation Designee will also review this information for reasonableness based on its knowledge of current market conditions and the individual characteristics of the Sub-REIT and may clarify or validate the reported information with the applicable property manager of the Sub-REIT. The Valuation Designee’s valuation of the Sub-REIT is individually updated as soon as the Valuation Designee completes its reasonableness review, including any necessary additional information validations with the property manager of the Sub-REIT, and typically within 45 calendar days after the end of each quarter for the Sub-REIT. The Valuation Designee may conclude, in certain circumstances, that the information provided by any such property manager does not represent the fair value of the Fund’s investment in the Sub-REIT and is not indicative of what actual fair value would be under current market conditions. In those circumstances, the Valuation Designee may determine to value the Fund’s investment in the Sub-REIT at a discount or a premium to the reported value received from the property manager. Any such decision will be made in good faith by the Valuation Designee, and will be reported to the Board’s Valuation Committee at its next regularly scheduled quarterly meeting.
Additionally, between the quarterly valuation periods, the NAV of the Sub-REIT is adjusted daily based on the total return that the Sub-REIT is estimated by the Adviser to generate during the current quarter. The Valuation Designee monitors these estimates regularly and updates them as necessary if macro or individual asset level changes warrant any adjustments. The Valuation Designee shall use its best efforts to ensure that each Sub-REIT valuation is based upon reliable information subject to the application of adequate policies and practices.
The Fund values its investments in the Sub-REIT based in large part on valuations provided by the property managers of the Sub-REIT or third-party appraisers. These fair value calculations will involve significant professional judgment by the property managers of the Sub-REIT in the application of both observable and unobservable attributes. The calculated NAV of the Sub-REIT’s assets may differ from their actual realizable value or future fair value. Valuations will be provided to the Fund based on the interim unaudited financial records of the Sub-REIT and, therefore, will be estimates subject to adjustment (upward or downward) upon the auditing of such financial records and may fluctuate as a result. The Valuation Designee may not have the ability to assess the accuracy of these valuations. Because a significant portion of the Fund’s assets are invested in the Sub-REIT, these valuations have a considerable impact on the Fund’s NAV.
Fair Valuation Methodology – Private Debt Investments
The Valuation Designee shall use its best efforts to value each private debt investment at its fair value under current market conditions. The Valuation Designee will typically engage external valuation consultants to aid in the fair value determination of each private debt investment.
The Valuation Designee will work with the external valuation consultants to select an appropriate fair valuation approach for each private debt investment, which may include, but is not limited to, yield, market and cost approaches, or a combination of approaches.
The external valuation consultant, in consultation with the Valuation Designee, will typically develop a unique valuation model for each individual private debt investment. The models will frequently consider a discounted cash flow analysis, comparable sector curve information, assessments of borrower credit quality, borrower- or project-specific financial information, among other things, and may consider public market valuations, transaction prices, and/or other relevant information, as available and applicable. The external valuation consultant, in consultation with the Valuation Designee, will select an appropriate sector credit spread benchmark for each investment. The applicable benchmark credit spread information will be included in the investment’s valuation model and will be considered in daily monitoring, described below. Each private debt investment’s valuation model will be updated at least once per calendar quarter, or more frequently as appropriate, and a resulting unique fair valuation estimate will be determined with the same frequency.
The Valuation Designee will review the intended valuation approach and/or valuation model for each private debt investment as developed by an external valuation consultant prior to its implementation and will subsequently review

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each periodic valuation model update. This review may consider numerous factors such as the particular investment’s contractual cash flows, the financial strength and operational performance of the borrower, and the debt instrument’s spread to relevant base rates. The Valuation Designee may receive certain initial and/or periodic financial information from the borrower, loan administrator, arranger, monitoring agent, and/or other external parties, and will provide this information to the external valuation consultant for consideration in the valuation model.
The Valuation Designee will determine a fair valuation estimate for each private debt investment daily, typically based on information received from an external valuation consultant (i.e., outputs from the models and/or methods described above). The Valuation Designee will review the valuation estimates provided by the external valuation consultants for reasonableness based on its knowledge of each investment and current market conditions. The Valuation Designee will typically apply the most recent model output to the private debt investment’s valuation, if it believes that it remains the best estimate of fair value, until the earlier of (1) a circumstance that warrants revaluation, as described below, or (2) the next valuation model update, at least once per calendar quarter. These valuation processes may result in a private debt investment’s valuation being unchanged for a calendar quarter or more.
The Valuation Designee will monitor daily for potential circumstances warranting revaluation. This monitoring will typically include, among other things: movement of the investment’s public benchmark sector credit spread beyond a predetermined threshold, changes to deemed credit worthiness of the borrower, debt restructuring, deal amendments or known market transactions. The Valuation Designee may rely on external parties for this information, including the borrower, administrative and monitoring agents, or the external valuation consultant, among others. The Valuation Designee will use this information in its assessment of whether the most recent model price estimate, or a different price, is representative of that day’s fair value.
In certain circumstances, an externally provided valuation estimate may be unavailable, or the Valuation Designee may determine that the valuation received does not represent the fair value of the private debt investment based on current market conditions. In such an instance, the Valuation Designee will determine the fair value of the investment, in good faith, via alternative means which may include, among others, valuing the investment at its prior day’s price, valuing the investment at its amortized cost, valuing the investment at a recent known market transaction price, valuing the investment at the Valuation Designee’s best estimate of repayment price, or implementing an internally developed model. In determining such a fair valuation, the Valuation Designee may consider any information it deems appropriate including as received directly from the borrower, as received from alternative external information sources, including monitoring or administrative agents, or as reflected by current general market conditions.
NAV and NAV Per Share Calculation
The price at which an investor buys Shares or has Shares repurchased is the NAV per Share. UMB calculates the Fund’s NAV once each Business Day as follows:
•	Current value of the Fund’s total assets, including the value of all investments held; and
•	Less any liabilities including accrued fees and expenses of the Fund.
NAV per Share is calculated by taking the Fund’s NAV divided by the total number of Shares outstanding at the time the determination is made. The NAV per Share is calculated before taking into consideration any additional investments to be made as of such date and prior to including any dividend reinvestment or any repurchase obligations to be paid in respect of a Repurchase Payment Date that is as of such date. The Fund does not reflect any expected dividend or other distribution as a liability when calculating its NAV until a dividend or other distribution has been declared; therefore, amounts that may be distributed to shareholders as part of a dividend or other distribution will be reflected in the Fund’s NAV (and, thus, in the purchase price of the Fund’s Shares and in the basis on which the Fund’s NAV-based fees are paid) until the declaration of such dividend or other distribution.
DESCRIPTION OF SHARES
The Fund is authorized to issue an unlimited number of Shares of beneficial interest. The Board is authorized to increase or decrease the number of Shares the Fund is authorized to issue. Each Share has one vote at all meetings of shareholders and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.
All Shares have equal rights as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. Shareholders are not liable for further calls or assessments. The Fund will send periodic reports (including financial statements) to all shareholders. The Fund does not intend to hold annual meetings of

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shareholders. Shares are not available in certificated form. Any transfer of Shares will be void if made to an account held through a broker, dealer or other Intermediary that has not entered into an agreement for the provision of shareholder services to the Fund. In addition, in the event of any transfer that violates the foregoing transfer restrictions, such as pursuant to testate or intestate succession, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred Shares at their then current NAV. This repurchase right is in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer. With very limited exceptions, including the ability of a shareholder to transfer or resell Shares pursuant to the terms of the LLC Agreement, Shares are not transferable and liquidity will be provided principally through limited Repurchase Offers. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”
In general, any action requiring a vote of the holders of the Shares of the Fund shall be effective if taken or authorized by the affirmative vote of a majority of the outstanding Shares. Any change in the Fund’s fundamental policies may also be authorized by the vote of the holders of two-thirds of the Shares present at a shareholders’ meeting if the holders of a majority of the outstanding Shares are present or represented by proxy.
All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in Shares. Shareholders may elect initially not to reinvest by indicating that choice in writing to the Fund’s transfer agent. Thereafter, shareholders are free to change their election by contacting the Fund’s transfer agent (or, alternatively, by contacting the selling agent that sold such shareholder its Shares, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. There is no sales load or other charge for Shares received by reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, after payment of all of the liabilities of the Fund, shareholders are entitled to share ratably in all the remaining assets of the Fund.
The following table shows Shares of the Fund that were authorized and outstanding as of [June 30, 2026]:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by the Fund for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Shares of beneficial interest	Unlimited	[0]	[ ]

As a continuously offered closed-end fund, it is anticipated that the Fund will offer additional Shares subject to future registration statements. In deciding whether to make these sales, the Fund will take into account all factors it considers relevant, including market conditions and the cash available to it for investment.
TAXES
This section summarizes some of the U.S. federal income tax consequences to U.S. persons of investing in the Fund; the consequences under other tax laws and to non-U.S. shareholders may differ. Shareholders should consult their tax advisors as to the possible application of federal, state, local or non-U.S. income tax laws. Please see the SAI for additional information regarding the tax aspects of investing in the Fund.
Treatment as a Regulated Investment Company
The Fund has elected to be treated, and intends each year to qualify and be eligible to be treated, as a RIC under Subchapter M of the Code. A RIC is not subject to U.S. federal income tax at the corporate level on income and gains from investments that are distributed to shareholders. The Fund’s failure to qualify as a RIC would result in corporate-level taxation, thereby reducing the return on your investment.
Taxes on Fund Distributions
A shareholder subject to U.S. federal income tax will generally be subject to tax on Fund distributions. For U.S. federal income tax purposes, Fund distributions will generally be taxable to a shareholder as either ordinary income or capital gains. Fund dividends consisting of distributions of investment income generally are taxable to shareholders as ordinary income. Federal taxes on Fund distributions of capital gains are determined by how long the Fund owned or is deemed to have owned the investments that generated the capital gains, rather than how long a shareholder has owned the shares. Distributions of net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as

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capital gain dividends generally will be treated as long-term capital gains includible in a shareholder’s net capital gains and taxed to individuals at reduced rates. Distributions of net short-term capital gains in excess of net long-term capital losses generally will be taxable to you as ordinary income.
The Code generally imposes a 3.8% Medicare contribution tax on the “net investment income” of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. Net investment income generally includes for this purpose dividends paid by the Fund, including any capital gain dividends, and net capital gains recognized on the sale, redemption or exchange of shares of the Fund. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.
The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot be determined finally until after the end of that taxable year. As a result, the Fund has made, and in the future may make total distributions during a taxable year in an amount that exceeds the Fund’s current and accumulated earnings and profits. In that case, the excess generally would be treated as a return of capital and would reduce a shareholder’s tax basis in the applicable shares, with any amounts exceeding such basis treated as gain from the sale of such shares. A return of capital is not taxable, but it reduces a shareholder’s tax basis in the shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares.
Distributions by the Fund to its shareholders attributable to dividends received from a REIT that the Fund properly reports as “section 199A dividends,” as defined and subject to certain conditions described in the SAI, are treated as qualified REIT dividends in the hands of non-corporate shareholders. Non-corporate shareholders are permitted a federal income tax deduction equal to 20% of qualified REIT dividends received by them, subject to certain limitations. Very generally, a “section 199A dividend” is any dividend or portion thereof that is attributable to certain dividends received by a RIC from REITs, to the extent such dividends are properly reported as such by the RIC in a written notice to its shareholders.
An investment in the Fund may result in liability for the federal alternative minimum tax to shareholders subject to such tax. Shareholders subject to the alternative minimum tax should consult their tax advisors regarding the potential alternative minimum tax implications of holding shares of the Fund.
Fund distributions are taxable to shareholders as described above even if they are paid from income or gains earned by the Fund before a shareholder’s investment (and thus were included in the price the shareholder paid).
Certain Fund Investments
The Fund’s transactions in derivatives could affect the amount, timing and character of distributions from the Fund, and could increase the amount and accelerate the timing for payment of taxes payable by shareholders. The Fund’s investments in certain debt instruments could cause the Fund to recognize taxable income in excess of the cash generated by such investments (which may require the Fund to liquidate other investments in order to make required distributions). The Fund does not expect to qualify to pass through tax-exempt dividends to shareholders.
REITs are subject to a highly technical and complex set of provisions in the Code. The Fund invests in the Sub-REIT, a wholly-owned and controlled subsidiary that is eligible and has elected to be treated as a REIT under the Code, and may invest in other real estate companies that purport to be REITs. The Sub-REIT and other such companies could fail to qualify as a REIT for U.S. federal income tax purposes. In the event of any such unexpected failure to qualify as a REIT, the Sub-REIT or other company would be subject to corporate-level taxation, including on its distributed earnings, significantly reducing the return to the Fund on its investment in such company. See “Certain Investments in REITS” and “Taxation of REIT Subsidiary” in the SAI. See also “Tax Risks – Sub-REIT” above.
The Fund is permitted to invest up to 25% of its total assets in each of the Sub-REIT and the VCRRX Subsidiary. In order to qualify as a RIC, the Fund must limit its investment in any one issuer or any two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses to no more than 25% of the Fund’s total assets. It is possible that the Sub-REIT and the VCRRX Subsidiary will be treated as engaged in the same, similar or related trades or businesses for this purpose. As a result, the Fund may be required to limit its investment in the Sub-REIT and the VCRRX Subsidiary, and any other Subsidiary that is engaged in the same, similar or related trades or business, in the aggregate to 25% of the Fund’s total assets. See “Tax Risks – Subsidiaries” above.

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Private Funds
The Fund may invest in Private Funds that are classified as partnerships for U.S. federal income tax purposes. As such, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from the Private Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in other Private Funds, including when it is disadvantageous to do so, in order to make the distributions required to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.
Private Funds classified as partnerships for federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test described above. In order to meet the 90% gross income test, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof.
Furthermore, it may not always be clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Private Funds that are classified as partnerships for federal income tax purposes.
As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as a RIC can limit its ability to acquire or continue to hold positions in Private Funds that would otherwise be consistent with its investment strategy or can require it to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and/or taxes, thereby reducing the Fund’s return to shareholders. The Fund’s investment in Private Funds may also adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code.
Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include, as applicable, the investments, activities, income, gain, and loss attributable to the Fund as result of the Fund’s investment in any Private Fund or other entity that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).
Foreign (Non-U.S.) Taxes
Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. The Fund does not expect that shareholders will be entitled to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s taxable income. Even if the Fund were eligible to and did elect to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts such as individual retirement accounts would not benefit from any such tax credit or deduction.
Taxes When You Dispose of Your Common Shares
Any gain resulting from the disposition of Shares that is treated as a sale or exchange for U.S. federal income tax purposes generally will be taxable to shareholders as capital gains for U.S. federal income tax purposes. Shareholders who offer and are able to sell all of the Shares they hold or are deemed to hold in response to a repurchase offer generally will be treated as having sold their shares and generally will recognize a capital gain or loss. In the case of shareholders who tender or are able to sell fewer than all of their shares, it is possible that any amounts that the shareholder receives in such repurchase will be taxable as a dividend to such shareholder. In addition, there is a risk that shareholders who do not tender any of their shares for repurchase, or whose percentage interest in the Fund otherwise increases as a result of the repurchase offer, will be treated for U.S. federal income tax purposes as having received a taxable dividend distribution as a result of their proportionate increase in the ownership of the Fund. The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether such distribution requirements are satisfied.
Backup Withholding
The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he, she or it is not subject to such withholding.

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DISTRIBUTION ARRANGEMENTS
General
Foreside Funds Distributors LLC, the Fund’s Distributor, serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Distributor’s principal business address is 190 Middle Street, Suite 301, Portland, ME 04101.
The Distributor will offer the Shares on a best efforts basis, but is not obligated to sell any certain number of Shares. Under the Distribution Agreement between the Fund and the Distributor, the Fund has agreed to indemnify the Distributor or its designee, their respective affiliates, the Adviser, and certain other persons against certain liabilities, including liabilities under the Securities Act. However, the Fund will not be required to provide indemnification where it is determined that the liability resulted from the willful misfeasance, bad faith or gross negligence of the person seeking indemnification in the performance of such person’s duties under the Distribution Agreement, or from the reckless disregard of such person’s obligations under the Distribution Agreement.
Other Payments Made by the Fund, the Adviser, the Distributor and/or its Designee
The Fund, the Adviser, and/or the Distributor may authorize one or more Intermediaries to receive orders and provide certain related services on behalf of the Fund. Additionally, the Adviser has entered into distribution and/or servicing agreements to compensate Intermediaries for distribution-related activities and/or for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Distribution-related services may include, among other things, the provision of education and support for the Fund’s sales team, the placement of the Fund on preferred lists and in advisory allocation models, and promotion of the Fund through conferences, roadshows, and newsletters. Shareholder servicing arrangements may include, among other things, electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.
Compensation received by the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Shares over other potential investments that may also be appropriate for the clients of such Intermediaries. These payments may also have the effect of increasing the Fund’s assets under management, which would increase the amount of the Investment Management Fee payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Intermediaries, subject to the limitations imposed by the Financial Industry Regulatory Authority. Such professionals and Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees are not paid by the Fund as compensation for any sales or distribution activities.
The aggregate amount of these payments may be substantial and may include amounts that are sometimes referred to as “revenue sharing” payments. Because these revenue sharing payments are paid by the Adviser and not from the Fund’s assets, the amount of any revenue sharing payments is determined by the Adviser. The existence or level of such payments may be based on factors that include, without limitation, differing levels or types of services provided by the Intermediaries, the expected level of assets or sales of Shares, the placing of the Fund on a recommended or preferred list and/or access to an Intermediary’s personnel and other factors. Payments may be based on current or past sales, current or historical assets or a flat fee for specific services provided. Shareholders should inquire of an Intermediary how the Intermediary will be compensated for investments made in the Fund.
The Adviser may manage and offer additional investment products other than the Fund. The compensation for services paid to Intermediaries may differ from one fund to another, even if the two funds are charged the same management fee or incentive-based fee (i.e., even if, overall, an investor would pay the same amount in fees). The differences in compensation may create an incentive for Intermediaries to recommend funds for which they receive higher compensation. Shareholders should discuss this with their Intermediaries to learn more about the compensation they receive.

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PRIVACY NOTICE
This Privacy Notice describes how the Fund and its investment adviser, Harrison Street Private Wealth LLC (the “Adviser” and, together with the Fund, “we”), collect, use, and share personal information about individuals who are prospective, former or current investors. For legal entities that provide personal information of associated individuals, such as investors or employees, this Privacy Notice will be relevant for those individuals and those entities should transmit this document to such individuals or otherwise advise them of its content.
Personal Information We Collect
We collect the following types of personal information from the following sources.
•	Investor applications and other forms, which may include your name(s), address, social security number or tax identification number;
•	Written and electronic correspondence, including telephone contacts;
•
Transaction history, including information about the Fund’s transactions and balances in your accounts with the Fund or its affiliates or other holdings of the Fund and any affiliation with the Adviser and its subsidiaries;

•
Third party service providers (e.g., background screening, investment brokers, consumer reporting agencies, or public databases) who perform services on our behalf or verify or supplement our information; and

•	Our website, including registration information and any information captured via cookies or similar technologies.
We may collect information that is considered “sensitive” under some laws including the California Consumer Privacy Act, as amended by the California Privacy Rights Act (together, the “CCPA”). When we do so, we use such information for lawful purposes in compliance with applicable data protection laws, such as to perform the services requested by you and to protect against malicious, deceptive, fraudulent or illegal actions.
How We Use Personal Information
We will use personal information you provide for purposes of our legitimate business interests, contract performance, legal compliance, and with your consent, including where necessary for us to comply with legal or regulatory obligations – this may involve collecting specific personal information about you where required by law and disclosing such information to applicable regulators, government bodies and tax authorities.
Protection and Retention of Personal Information
We limit access to personal information to those employees and service providers who need to know that information for business purposes. Employees are required to maintain and protect the confidentiality of personal information. The Adviser, on behalf of the Fund, maintains written policies and procedures that address physical, electronic and administrative safeguards designed to protect personal information. Despite these security measures, no such measures can guarantee security or protect against unauthorized activity.
We will retain your personal information for as long as is necessary for the purposes set out in this Privacy Notice, unless a longer period is required under applicable law or is needed to resolve disputes or protect our legal rights. When deciding how long to retain your personal information, we take into account our legal and regulatory obligations, the amount, nature, and sensitivity of the personal information, the potential risk of harm from unauthorized use or disclosure of your personal information, the purposes for which we process your personal information described herein and whether we can achieve those purposes through other means.
Disclosure of Personal Information
We may share personal information described above with the Adviser and its various other affiliates or service providers for business purposes, such as to facilitate the servicing of accounts. We may share the personal information described above for business purposes with a non-affiliated third party only as authorized by exceptions to Regulation S-P’s opt-out requirements, for example, (i) if it is necessary to effect, administer, or enforce a transaction that an investor requests or authorizes; (ii) in connection with processing or servicing a financial product or service an investor requests or authorizes; and (iii) in connection with maintaining or servicing the investor’s account with the Fund. We also may disclose personal information to regulatory authorities or otherwise as required or permitted by law, and to third parties as part of a corporate business transaction such as a merger, joint venture, financing, reorganizing, or sale

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of company assets. We may disclose personal information as necessary to establish, defend, or otherwise manage a legal claim. We do not sell personal information or share personal information for purposes of cross-context behavioral advertising. We endeavor to keep customer files complete and accurate. Please notify us if any information needs to be corrected or updated.
Rights in Relation to Personal Information
You may also have certain rights regarding your personal information, which may be subject to limitations and restrictions. These rights vary by jurisdiction and applicable law. If you believe that we are processing personal information about you and wish to have access to that information, please contact us and we can provide you with that data or an explanation of why we cannot do so in the particular context, such as when responding to the request would be unreasonably expensive. We are happy to correct inaccurate data or delete information that is not appropriate to retain. Please also let us know if you have any questions, concerns, disputes, or issues.
Updates to the Privacy Notice
We may change this Privacy Notice from time to time, and at our sole discretion. Upon any material change to this Privacy Notice, we will provide an updated notice to you.

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The information in this statement of additional information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This statement of additional information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, May 28, 2026
STATEMENT OF ADDITIONAL INFORMATION DATED [ ], 2026
HARRISON STREET REAL ASSETS FUND LLC
Shares of Beneficial Interest: (VCRRX)
5050 S. Syracuse Street,
Denver, Colorado 80237
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (877) 200-1878
This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of Harrison Street Real Assets Fund LLC (the “Fund”), dated [ ], 2026 (the “Prospectus”). Defined terms used herein, and not otherwise defined herein, have the same meanings as in the Prospectus. The financial statements, along with the accompanying notes and report of independent registered public accounting firm, which appear in the Fund’s most recent [Annual Report] to shareholders, are incorporated by reference into this SAI. You can request a copy of the Prospectus, this SAI and the Fund’s annual and semi-annual reports, without charge, by writing to the Fund at the address above or by calling (877) 200-1878 or by visiting www.harrisonstpw.com. This SAI, material incorporated by reference and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).

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THE FUND
The Fund is a non-diversified, closed-end management investment company that continuously offers its shares and operates as an “interval fund” (as defined below). The Fund offers one class of shares. The Fund was formed on September 26, 2016 as a Delaware limited liability company. Effective July 28, 2025, the Fund’s name changed from Versus Capital Real Assets Fund LLC to Harrison Street Real Assets Fund LLC.
ADDITIONAL INVESTMENT POLICIES
The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. See “Investment Objective, Strategies and Investment Features” in the Prospectus.
Certain additional investment information is set forth below.
Fundamental Policies
The Fund’s fundamental policies may be changed only by the affirmative vote of a majority of the outstanding shares of beneficial interest of the Fund (collectively, the “Shares”). Fundamental policies of the Fund are listed below. For the purposes of this SAI, “majority of the outstanding Shares of the Fund” means the vote, at an annual or special meeting of shareholders duly called, of (a) 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding Shares of the Fund, whichever is less. As fundamental policies, the Fund may not:
•
Invest more than 25% of the value of its total assets in the securities of companies or entities engaged in any one industry or group of industries, except that, under normal circumstances, the Fund will invest over 25% of its total assets in the securities of companies in the real estate industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities. For purposes of this limitation, the Fund will define an industry or group of industries by reference to Standard & Poor’s Global Industry Classification Standard codes for industry classifications.

•
Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “Investment Company Act”), which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets. The interest on borrowings will be at prevailing market rates, to the extent the Fund borrows. The Fund’s use of leverage involves risk of loss.

•	Engage in short sales, purchases on margin or the writing of put and call options.
•
Issue senior securities (including preferred shares of beneficial interest), except to the extent permitted under the Investment Company Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

•
Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities.

•
Make loans, except through purchasing fixed-income securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies or as otherwise permitted under the Investment Company Act. To the extent the Fund engages in loan activity, it exposes its assets to a risk of loss.

•
Purchase, hold or deal in real assets, except that the Fund may invest in public and private, debt and equity securities related to investments in real assets, including timberland, infrastructure and agriculture/farmland.

•	Invest in securities of other investment companies, except to the extent permitted by the Investment Company Act.
•	Purchase or sell commodities.
The Fund’s investment objective is fundamental and may not be changed without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding voting securities. The Fund has also adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of its shares outstanding at NAV (as defined

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below), unless suspended or postponed in accordance with regulatory requirements, and that each quarterly repurchase pricing shall occur on the Repurchase Pricing Date (as defined below), all in accordance with the requirements set forth in Rule 23c-3(b)(2)(i) under the Investment Company Act.
Under normal market conditions, the Fund may invest in Private Funds that concentrate their assets in one or more industries and, under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in investments in global infrastructure, timberland and agriculture/farmland (“Real Asset Related Investments”). The Fund is focused on investing in Real Asset Related Investments and will not concentrate in any industries other than the group of real estate investment and management industries. The Fund will monitor the investments of the Private Funds to the extent commercially practicable and, to the extent that the Fund is aware of the investments held by the Private Funds, the Fund will consider such information when determining compliance with its concentration policy.
The Fund’s board of directors (the “Board”) has also adopted a fundamental policy pursuant to which the Fund may terminate its status as a continuously offered interval fund, if the Fund achieves a certain amount of assets to have reached its investment capacity, and take action to list the outstanding shares of the Fund on a national exchange, thereby providing investors with daily market liquidity. Such action may be taken by the Board and shall be subject to shareholder approval.
Certain Portfolio Securities and Other Operating Policies
The Fund’s investment objective is to achieve long-term Real Returns through current income and long-term capital appreciation with low correlation to the broader public equity and debt markets. “Real Returns” are defined as total returns adjusted for the effects of inflation. Harrison Street Private Wealth LLC, the Fund’s investment adviser (the “Adviser”), seeks to achieve the Fund’s objective by investing in U.S. and non-U.S. investments in the following real asset classes: (i) infrastructure, (ii) timberland, and (iii) agriculture/farmland (together, “Real Asset Related Investments”). The Fund may gain exposure to Real Asset Related Investments directly through investments in equity and debt securities or indirectly through investments in closed-end or continuously offered private real asset funds (collectively, the “Private Funds”). Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to U.S. and non-U.S., public and private investments in Real Asset Related Investments.
The Fund provides liquidity through a quarterly repurchase policy pursuant to Rule 23c-3 under the Investment Company Act. The Fund’s fiscal year ends on the last day of March each year. Once each fiscal quarter, the Fund will offer to repurchase at NAV not less than 5% of outstanding Shares, unless such offer is suspended or postponed in accordance with regulatory requirements. This amount may be adjusted by the Board at any time to an amount not less than 5% nor more than 25% of the outstanding Shares. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shareholders will be notified in writing of each quarterly repurchase offer (each, a “Repurchase Offer”) and the date the Repurchase Offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per Share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14th day after the Repurchase Request Deadline (each, a “Repurchase Pricing Date”).
Private Funds
The Fund can invest in closed-end or continuously offered Private Funds. The continuously offered Private Funds take subscriptions on periodic bases, typically permit quarterly or semi-annual redemptions, and typically do not have a defined termination date. Closed-end Private Funds include funds that have targeted capital raises, investment lock-up periods, and expected fund life terms.
The Private Funds may use leverage as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus, and/or other economic or property specific factors, each Private Fund will have differing leverage limitations. Such limitations are specific to each Private Fund and may apply to an overall portfolio limitation as well as a property specific limitation.
To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, a Private Fund (which it intends to do in certain circumstances in order to avoid being considered an “affiliated person” of a Private Fund within the meaning of the Investment Company Act), it will not be able to vote on matters that require the approval of the investors of the Private Fund, including matters that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objective or policies or the termination of the Private Fund. If the

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Fund’s ability to vote is limited, its ability to influence matters being voted on will be reduced relative to other investors (which may include other investment funds or accounts managed by the Adviser). See “Risk Factors – Private Funds Risk” in the Prospectus. Where a separate non-voting security class is not available, the Fund would seek to create by contract the same result as owning a non-voting security class through a written agreement between the Fund and the Private Fund in which the Fund irrevocably foregoes the right to vote. The absence of voting rights potentially could have an adverse impact on the Fund.
Money Market Instruments
The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or a sub-adviser to the Fund (the “Sub-Adviser”) deems appropriate under the circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.
Second Liens and Subordinated Loans
The Fund may invest in secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower. In addition, the rights the Fund may have with respect to the collateral securing the loans the Fund makes to borrowers with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that the Fund may enter into with the holders of such senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: (i) the ability to cause the commencement of enforcement proceedings against the collateral; (ii) the ability to control the conduct of such proceedings; (iii) the approval of amendments to collateral documents; (iv) releases of liens on the collateral; and (v) waivers of past defaults under collateral documents. The Fund may not have the ability to control or direct such actions, even if the Fund rights are adversely affected.
Unsecured Loans
The Fund may make unsecured loans to borrowers, meaning that such loans will not benefit from any interest in collateral of such borrowers. Liens on such a borrower’s collateral, if any, will secure the borrower’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the borrower under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before the Fund. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy the Fund’s unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then the Fund’s unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the borrower’s remaining assets, if any.
Loan Origination
In addition to investing in loans, loan assignments, and participations, from time to time the Fund may originate loans, including loans in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans, and similar investments. The Fund may originate loans to corporations and other legal entities and individuals, including borrowers with credit ratings determined to be below investment grade. After origination, the Fund may offer such investments for sale to third parties; however, there is no assurance that the Fund will complete the sale of any such an investment. If the Fund is unable to sell, assign, or successfully close transactions for the loans that

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it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund’s investment being concentrated in certain borrowers. The Fund’s investment in or origination of loans may be limited by the requirements the Fund intends to observe under Subchapter M of the Code in order to qualify as a RIC. The Fund will be responsible for the fees and expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be borne by the Fund and indirectly borne by the shareholders. Loan origination subjects the Fund to risks associated with debt instruments more generally, including credit risk, prepayment risk, valuation risk, and interest rate risk.
Loan originators are subject to certain state law licensing and regulatory requirements and loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state Attorneys General, and by the federal government. Governmental investigations, examinations, regulatory actions, or private lawsuits may adversely affect such companies’ financial results. To the extent the Fund engages in loan origination and/or servicing, the Fund will be subject to enhanced risks of litigation, regulatory actions, and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties, or other charges, any or all of which could materially adversely affect the Fund and its holdings.
Derivatives Risk
To the extent the Fund or the Subsidiaries enter into derivatives transactions (such as forward contracts and credit default swaps), the Fund may be exposed risks different from, or greater than, the risks associated with investing in more traditional investments. Any use of derivatives strategies entails the risks of investing directly in the securities or instruments underlying the derivatives strategies, as well as the risks of using derivatives generally. Derivatives can be highly complex and may perform in ways unanticipated by the Adviser and may not be available at the time or price desired. Entering into derivatives contracts involves the risk that the other party to the derivative contract will fail to make required payments or otherwise to comply with the terms of the contract. In the event the counterparty to a derivative instrument defaults and/or becomes insolvent, the Fund potentially could be significantly delayed in recovering and/or lose all or a large portion of the value of its investment in the derivative instrument. Derivatives transactions can also expose the Fund to other risks, including leverage risk, market risk, liquidity risk and regulatory risk.
DIRECTORS AND OFFICERS
Directors
The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company.
Board’s Oversight Role in Management
The Board’s role in management of the Fund is oversight. The Adviser has primary responsibility for the day-to-day management of the Fund, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). As part of its oversight, the Board, acting at its scheduled meetings, or the Chairman of the Board, acting between Board meetings, regularly interacts with, and receives risk management reports from, senior personnel of the Adviser, including senior managerial and financial officers of the Adviser, the Fund’s and the Adviser’s Chief Compliance Officer, and portfolio management personnel. The Board’s Audit Committee (which consists of all of the Independent Directors) holds regularly scheduled meetings, and between meetings the Audit Committee chair receives updates from the Fund’s independent registered public accounting firm and the Adviser’s senior personnel. The Board receives periodic presentations from senior personnel of the Adviser regarding risk management, as well as periodic presentations regarding specific operational, compliance or investment risk areas such as business continuity, anti-money laundering, personal trading, valuation and investment research. The Board also receives reports from counsel to the Fund or counsel to the Adviser regarding regulatory compliance and governance matters. The Board will also review any proposals associated with the Adviser entering into sub-advisory relationships with Sub-Advisers. Such

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relationships may only be entered into upon Board approval and upon the approval of a majority (as defined under the Investment Company Act) of the Fund’s outstanding voting securities pursuant to the Investment Company Act. The Board’s oversight role does not make the Board a guarantor of the Fund’s investments or activities.
Board Composition and Leadership Structure
The Investment Company Act requires that at least 40% of the Fund’s directors not be “interested persons,” as defined in the Investment Company Act, of the Fund, the Adviser, the Sub-Advisers, Foreside Funds Distributors LLC (the “Distributor”), or any affiliate of the foregoing (such directors, the “Independent Directors”). For certain matters, such as the approval of investment advisory agreements or permitted transactions with affiliates, the Investment Company Act and/or the rules thereunder require the approval of a majority of the Independent Directors. As of the date of this SAI, five (5) of the Fund’s six (6) directors are Independent Directors. Independent Directors have been designated to chair the Audit Committee, Valuation Committee and the Nominating and Governance Committee. The Board has designated a Lead Independent Director to take the lead in addressing with management matters or issues of concern to the Board. In light of the Board’s size and structure, and the cooperative working relationship among the Directors, the Board has determined that it is appropriate to have an Interested Director serve as Chairman of the Board.
The address, year of birth, and descriptions of their principal occupations during the past five years are listed below for each director of the Fund. The Fund has divided the directors into two groups: Independent Directors and directors who are “interested persons,” as defined in the Investment Company Act (the “Interested Directors”):

Name, Address and Year of Birth(1)	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex(3) Overseen by Director	Other Public Company Directorships Held by Director
Independent Directors
Robert F. Doherty; 1964	Independent Director	Since inception	Chief Financial Officer of Sustainable Living Partners (Building Technology Company) (2018 - present); and Partner of Renova Capital Partners (Venture Capital & Private Equity) (2010 – 2022).	3	None
Jeffry A. Jones; 1959	Independent Director	Since inception	Principal of SmithJones (Real Estate) (2008 – present).	3	None
Richard J. McCready; 1958	Lead Independent Director	Lead Independent Director (since March 2020); Independent Director since inception	President of The Davis Companies (Real Estate) (2014 – 2022).	3	None
Paul E. Sveen; 1961	Independent Director	Since inception	Chief Financial Officer of Paytient Technologies (Healthcare Technology) (October 2024 – present); Beam Technologies (Insurtech) (February 2020 – September 2024) and Chief Financial Officer of Paypal’s merchant lending platform (2018 – 2020).	3	None

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Name, Address and Year of Birth(1)	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex(3) Overseen by Director	Other Public Company Directorships Held by Director
Susan K. Wold; 1960	Independent Director	Since August 2022	Senior Vice President, Global Ombudsman and Head of North American Compliance of Janus Henderson Investors (2017-2020); Vice President, Chief Compliance Officer and Anti Money Laundering Officer for Janus Investment Fund, Janus Aspen Series, Janus Detroit Street Trust, and Clayton Street Trust (2017-2020).	3	ALPS ETF Trust – 24 funds.
Interested Director
Casey Frazier; 1977	Chair of the Board; Director; Chief Investment Officer	Since inception	Chief Investment Officer of the Adviser (2011 – present); Chief Investment Officer of Harrison Street Infrastructure Income Fund (2023 – present); and Chief Investment Officer of Harrison Street Real Estate Fund LLC (2011 – present).	3	None

(1)	The address of each member of the Board is: c/o Harrison Street Real Assets Fund LLC, 5050 S. Syracuse Street, Denver, Colorado 80237.
(2)	Each Director will serve for the duration of the Fund, or until his death, resignation, termination, removal or retirement.
(3)
The term “Fund Complex” as used herein includes the Fund, Harrison Street Real Estate Fund LLC, Harrison Street Infrastructure Income Fund, and Harrison Street Infrastructure Active ETF. The Directors are not responsible for the oversight of Harrison Street Infrastructure Active ETF.

Additional information about each director follows (supplementing the information provided in the table above) that describes certain specific experiences, qualifications, attributes or skills that each director possesses and that the Board believes has prepared them to be effective directors.
Independent Directors
Robert F. Doherty co-founded and partner of Renova Capital Partners, a private equity company focusing on renewable and sustainable investments, in 2010 (and served as a partner until 2022) and has served as the Chief Financial Officer of Sustainable Living Partners since 2018. Prior to founding Renova, Mr. Doherty held the post of Managing Director and Deputy Head of Municipal and Infrastructure Finance at JP Morgan, where he directed the investment banking services to state and local government, water, energy, transport, housing, healthcare, and higher education clients. He also served as the co-head of UBS/Paine’s Webber National Infrastructure Group. He was a Managing Director in Merrill Lynch’s alternative investment, private equity and municipal finance groups. From 2013-2018, Mr. Doherty served as Chief Financial Officer for Ensyn Corporation, one of Renova’s joint venture partners. One of Renova’s initial investments was Main Street Power Company, Inc., a commercial solar developer and owner/operator of solar assets in the U.S. Mr. Doherty served on the Board of Directors of Main Street Power prior to its sale to AES Corporation in 2015. He also serves on the management committee for Sustainable Living Partners. Mr. Doherty has a Bachelor of Science degree in Foreign Services from Georgetown University Edmund A. Walsh School of Foreign Service, and a Master of Business Administration from the University of Chicago Graduate School of Business.
Jeffry A. Jones has over 35 years of real estate investment experience in multiple real estate product types in markets throughout the U.S. Mr. Jones is currently a Principal at SmithJones Partners. Mr. Jones was President and Executive Director of Ameriton Properties Inc. (“Ameriton”), as well as Executive Vice President of Archstone-Smith in Denver, Colorado from 2000 to November of 2007, where he had overall investment, management and asset management responsibility for more than $2.3 billion of apartment investments. Prior to joining Ameriton, Mr. Jones

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was Senior Vice President with Archstone-Smith in Austin, Texas where he was responsible for Archstone’s multifamily acquisition and development activities throughout the central U.S. From 1995 to 1999, Mr. Jones was Senior Vice President of Homestead Village Inc. (“Homestead”), where he directed acquisition and development activities for its limited service extended-stay hotel product throughout the central part of the U.S. Prior to Homestead, Mr. Jones held development or investment positions with Sentre Partners, Stark Companies International, Maclachlan Investment Company and Trammell Crow Company. Mr. Jones received his Bachelor of Arts degree in Economics from Stanford University.
Richard J. McCready has been involved in commercial real estate investment and finance for over 30 years, gaining experience in capital markets, raising debt and equity capital, innovative transaction structuring, organization building, asset/risk management and value creation in a variety of real estate-related businesses. Mr. McCready retired in December 2022 from his full-time role as President of The Davis Companies, a Boston-based commercial real estate investment, development and management company, where he was responsible for firm-wide strategy and oversaw day-to-day management of all aspects of the firm’s investment and asset management functions and operations. Prior to joining The Davis Companies, Mr. McCready was the Chief Operating Officer and Executive Vice President of NorthStar Realty Finance Corp (NYSE: NRF), formerly a publicly-traded commercial real estate finance company with over $10 billion in assets under management, prior to the company’s merger with Colony Capital. He served as the President, Chief Operating Officer and Director of NRF’s predecessor company, NorthStar Capital Investment Corp., a private equity fund business specializing in opportunistic investments in real estate assets and operating companies, where he spearheaded and managed the IPO spin-off of NRF. Prior to NorthStar, Mr. McCready served as the President, Chief Operating Officer and Director of Winthrop Financial Associates. From 1984 to 1990, he practiced law at Mintz Levin in Boston. In addition, Mr. McCready has served on numerous real estate company boards and has a broad knowledge of multiple real estate property types and strategies. Mr. McCready is a Phi Beta Kappa graduate of The University of New Hampshire and received his law degree, magna cum laude, from Boston College Law School.
Paul E. Sveen has over 35 years of experience in financial services across investment banking, structured finance, real estate investments, mortgage lending/servicing and small business lending. Since October 2024, Mr. Sveen has been CFO of Paytient Technologies. Paytient is a healthcare technology company on a mission to help people better access and afford care. Paytient partners with employers & insurers and provides affordability solutions for out-of-pocket healthcare expenses. The Company’s core service is a Health Payment Account (HPA), that members use to more easily access and afford medical, dental, vision, veterinary and pharmaceutical care. Previously, Mr. Sveen has served as CFO of Beam Technologies Inc., a Columbus-based insurtech company that is seeking to blend innovative technology with traditional insurance policies to bring a differentiated value proposition to the employee benefits market and disrupt the traditional dental insurance market. He also was engaged in the fintech lending arena as CFO of Swift Financial, a leading alternative technology-enabled small business lender, which was acquired by PayPal in September 2017. After the merger, he was CFO of PayPal’s merchant lending platform, where he focused on developing strategies to drive growth through strategic partnerships and a broader use of financial capital markets. Prior to Swift, Mr. Sveen spent a decade focused in the real estate investment sector, leading several businesses providing mortgage lending, default services and rental home investment opportunities. From 2013-2016, he served as Managing Partner of Pantelan Real Estate Services LLC. Pantelan, whose clients included institutional investors such as private equity firms and hedge funds, invested in single family residential portfolios and provided a suite of services to support the residential asset class across all phases of the investment life cycle. For two years prior, Mr. Sveen served as CEO and Chief Restructuring Officer for Integrated Asset Services, a mortgage default services provider. Since 2007, Mr. Sveen had been engaged by several private equity firms to advise on existing portfolio investments, and to lead the evaluation of investments in several new business ventures in the mortgage, structured finance and real estate industries. He has also worked extensively with banks on capital and liquidity enhancement initiatives, negotiating facility terminations, assignments, restructurings and sales. Mr. Sveen is a 19-year veteran of Lehman Brothers, where he was integral in building the structured finance business into one of Wall Street’s leading securitization franchises. While a Managing Director at Lehman, he led several groups including asset-backed finance, principal finance, asset-backed commercial paper and structured finance client solutions. In 2004, Mr. Sveen was appointed CAO of Aurora Loan Services, a wholly-owned subsidiary of Lehman Brothers and one of the leading Alt-A mortgage originators and servicers in the US at that time. Mr. Sveen holds a BA in Economics from St. Lawrence University and attended The University of Oslo, Norway.

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Susan K. Wold has over 30 years of experience in financial services with broad expertise in global securities regulations, corporate governance and ethics, third party oversight, and mutual funds, exchange traded funds and private fund formation and oversight. Ms. Wold leverages her years in the asset management industry to navigate governance, regulation and risk, set strategic direction and enhance revenue growth. She was formerly the Senior Vice President, Global Ombudsman, Head of North American Compliance and interim Head of Risk for Janus Henderson Investors (2017-2020). She was also Vice President, Chief Compliance Officer and Anti Money Laundering Officer for Janus Investment Fund, Janus Aspen Series, Janus Detroit Street Trust and Clayton Street Trust (2017-2020). Prior to that, Ms. Wold was Vice President and Head of Global Corporate Compliance and Chief Compliance Officer of Janus Capital Management LLC and Vice President of Compliance for Janus Capital Group and Janus Capital Management LLC (2005-2017). Prior to Janus Capital Group, Ms. Wold held a variety of positions in the asset management industry including Vice President, Deputy General Counsel and Chief Compliance Officer for National Planning Holdings (2003-2005). Ms. Wold was also Vice President and Group Counsel for American Express and American Express Financial Advisers (1993-2003). Ms. Wold started her career in private practice with a Minneapolis/St. Paul law firm and focused on advising both private and public businesses and business litigation. Ms. Wold holds a Juris Doctor from the University of Minnesota Sturm College of Law, a Business Administration degree from Colorado College and a Diversity, Equity, and Inclusion in the Workplace certificate from the University of South Florida MUMA College of Business. Ms. Wold’s key board skills include strategic planning; corporate governance and regulatory issues; risk management; senior leadership experience; and mergers and acquisitions.
Interested Director
Casey Frazier joined the Adviser as the Chief Investment Officer in 2011. Previously, Mr. Frazier was a Senior Vice President of NRF Capital Markets LLC from 2010 to 2011, where he was responsible for product development and due diligence for the firm including helping to develop products to be sold in the retail broker-dealer channel, managing the due diligence process for existing products and overseeing the marketing efforts of the firm. Prior to that Mr. Frazier acted as the Chief Investment Officer for Welton Street Investments, LLC and Welton Street Advisors LLC from 2005 to 2010. In this capacity he reviewed and monitored all prospective securities offerings and investments. This included the review of over $7 billion in private real estate transactions. From 2004 to 2005 he was an Assistant Vice President, Asset Management of Curian Capital LLC (“Curian”), a registered investment adviser. In this capacity, Mr. Frazier helped supervise the asset allocation and money manager selection for Curian’s turnkey asset management program. Mr. Frazier helped develop over 300 multi-disciplinary account portfolios. During his tenure he helped the firm grow assets from $200 million to over $1 billion. Previously, Mr. Frazier managed the due diligence process for the National Planning Holdings’ (“NPH”) broker/dealer network from 2003 to 2004. NPH is an organization with four separate broker dealers and over 3,000 registered representatives. This process included analyzing all potential investments to be sold within the broker dealer network including; mutual funds, variable annuities, private placements, REITs, hedge funds and derivative products. Mr. Frazier received a Bachelor of Arts degree in American Political Economy from The Colorado College, and has earned the CFA (Chartered Financial Analyst) designation. The Board is aided by Mr. Frazier’s strong investment management skills.
Board Participation and Committees
The Board believes that each director’s experience, qualifications, attributes and skills give each director the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties. The charter for the Board’s Nominating and Governance Committee contains factors considered by the Nominating and Governance Committee in identifying and evaluating potential Board member nominees. To assist them in evaluating matters under federal and state law, the directors may benefit from information provided by counsel to the Independent Directors or counsel to the Fund; both Board and Fund counsel have significant experience advising funds and fund board members. The Board and its committees have the ability to engage other experts as appropriate. The Board evaluates its performance on an annual basis.
Each director serves on the Board for the duration of the Fund, or until his death, resignation, termination, removal or retirement. A director’s position in that capacity will terminate if such director is removed, resigns or is subject to various disabling events such as death or incapacity. A director may resign upon 90 days’ prior written notice to the other directors, subject to waiver of notice, and may be removed either by vote of two-thirds of the directors not subject to the removal vote or vote of the shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all shareholders. In the event of any vacancy in the position of a director, the remaining directors may appoint an individual to serve as a director, so long as immediately after such appointment at least two-thirds of the directors then

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serving would have been elected by the shareholders. The directors may call a meeting of shareholders to fill any vacancy in the position of a director, and must do so within 60 days after any date on which directors who were elected by the shareholders cease to constitute a majority of the directors then serving. If no director remains to manage the business of the Fund, the Adviser may manage and control the Fund, but must convene a meeting of shareholders within 60 days for the purpose of either electing new directors or dissolving the Fund.
The Chairman of the Board is Mr. Frazier. The standing committees of the Board include the Audit Committee, Nominating and Governance Committee, Investment Committee and Valuation Committee.
The current members of the Audit Committee are Mr. Doherty, Mr. McCready, Mr. Jones, Mr. Sveen and Ms. Wold, each of whom is an Independent Director. The current Chairman of the Audit Committee is Mr. Doherty. The purpose of the Audit Committee, pursuant to its adopted written charter, is to (1) oversee the Fund’s accounting and financial reporting processes, the audits of the Fund’s financial statements and the Fund’s internal controls over, among other things, financial reporting and disclosure controls and procedures, (2) oversee or assist in Board oversight of the integrity of the Fund’s financial statements and the Fund’s compliance with legal and regulatory requirements and (3) approve prior to appointment the engagement of the Fund’s independent registered public accounting firm and review the independent registered public accounting firm’s qualifications and independence and the performance of the independent registered public accounting firm. During the fiscal year ended March 31, 2026, the Audit Committee met two times.
The current members of the Nominating and Governance Committee are Mr. Doherty, Mr. McCready, Mr. Jones, Mr. Sveen and Ms. Wold, each of whom is an Independent Director. The current Chairman of the Nominating and Governance Committee is Mr. Sveen. The purpose of the Nominating and Governance Committee, pursuant to its adopted written charter, is to (1) evaluate the suitability of potential candidates for election or appointment to the Board and recommend candidates for nomination; (2) recommend the appointment of members and chairs of each Board committee; (3) develop and recommend to the Board a set of corporate nominating principles applicable to the Fund and monitor corporate nominating matters; and (4) oversee periodic evaluations of the Board and its committees. The Nominating and Governance Committee reviews nominations of potential Directors made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. The Nominating and Governance Committee will consider nominations as it deems appropriate after taking into account, among other things, the factors listed in the charter. Information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Governance Committee. The Nominating and Governance Committee meets as is necessary or appropriate. During the fiscal year ended March 31, 2026, the Nominating and Governance Committee met two times.
The Investment Committee is comprised of all of the Directors, the majority of which are Independent Directors. The current Chairman of the Investment Committee is Mr. Frazier. The purpose of the Investment Committee, pursuant to its adopted written charter, is to (1) oversee the Adviser’s determination of, implementation of, and ongoing monitoring of investment strategies and objectives of the Fund, which include the Adviser’s process for the selection and ongoing due diligence of Private Funds, sub-advisers, and other direct investments of the Fund; and (2) review and make recommendations to the Board regarding the initial approval and periodic renewal of advisory contracts between the Fund, the Adviser and the Sub-Adviser, as required by Section 15 of the Investment Company Act. During the fiscal year ended March 31, 2026, the Investment Committee met four times.
The Valuation Committee is comprised of all of the Directors, the majority of which are Independent Directors. The current Chairman of the Valuation Committee is Mr. Jones. The purpose of the Valuation Committee, pursuant to its adopted written charter, is to oversee the development of Fund policies and procedures and the Adviser’s implementation of those policies and procedures, for the calculation of the Fund’s NAV. The Valuation Committee reviews and oversees the policies and reporting of the underlying asset values of the Private Funds, as well as the portion of the Fund’s assets that are sub-advised by the Sub-Adviser and invested directly by the Adviser. During the fiscal year ended March 31, 2026, the Valuation Committee met four times.

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Officers
The address, year of birth, and a description of principal occupations during the past five years are listed below for each officer of the Fund.

Name, Address and Year of Birth(1)	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years
Mark D. Quam; 1970	Chief Executive Officer	Since inception
Chief Executive Officer of the Adviser (2010 to present); Chief Executive Officer of Harrison Street Infrastructure Income Fund (2023 to present); and Chief Executive Officer of Harrison Street Real Estate Fund LLC (2011 to present).

William R. Fuhs, Jr.; 1968	President	Since inception	President of the Adviser (2010 to present); President of Harrison Street Infrastructure Income Fund (2023 to present); and President of Harrison Street Real Estate Fund LLC (2016 to present).
Casey Frazier; 1977	Chief Investment Officer	Since inception
Chief Investment Officer of the Adviser (2011 to present); Chief Investment Officer of Harrison Street Infrastructure Income Fund (2023 to present); and Chief Investment Officer of Harrison Street Real Estate Fund LLC (2011 to present).

Robert Becker 1969	Deputy Chief Investment Officer	Since February 2025
Head of Real Assets of the Adviser (January 2025 to Present); Chief Investment Strategist, Managing Director of the Adviser (April 2024 to Present); Director at Eversource Energy from October 2022 to March 2024; Senior Vice President at Cohen & Steers from December 2003 to March 2022.

Brian Petersen; 1970	Chief Financial Officer, Treasurer	Since August 2019
Chief Financial Officer and Chief Operating Officer of the Adviser (January 2022 to present); Managing Director, Fund Financial Operations of the Adviser (July 2019 to December 2021); Chief Financial Officer and Treasurer of Harrison Street Infrastructure Income Fund (2023 to present); and Chief Financial Officer of Harrison Street Real Estate Fund LLC (August 2019 to present).

Dustin C. Rose; 1983	Assistant Treasurer	Since November 2021
Director of Fund Financial Operations of the Adviser (2020 to present); Assistant Treasurer of Harrison Street Infrastructure Income Fund (2023 to present); Assistant Treasurer of Harrison Street Real Estate Fund LLC (November 2021 to Present); and Assistant Vice President of OFI Global Asset Management, Inc. (2016 to 2020).

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Name, Address and Year of Birth(1)	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years
Kelly McEwen; 1984	Assistant Treasurer and Secretary	Assistant Treasurer since November 2022 and Secretary since February 2026
Director, Fund Financial Operations of the Adviser (January 2022 to present); Assistant Treasurer of Harrison Street Infrastructure Income Fund (2023 to present); Assistant Treasurer of Harrison Street Real Estate Fund LLC (November 2022 to present); Secretary of Harrison Street Infrastructure Income Fund and Harrison Street Real Estate Fund LLC (February 2026 to present); Vice President of SS&C ALPS and Treasurer/Principal Financial Officer of various investment companies (April 2020 to May 2021); and Fund Controller of SS&C ALPS (August 2019 to May 2021).

Jillian Varner; 1990	Chief Compliance Officer	Since July 2023
Chief Compliance Officer of Harrison Street Infrastructure Income Fund, Harrison Street Real Estate Fund LLC and the Adviser (2023 to present); Secretary of the Fund, Harrison Street Infrastructure Income Fund and Harrison Street Real Estate Fund LLC (July 2023 to February 2026); Deputy Chief Compliance Officer of the Adviser (February 2022 to July 2023); Assistant Secretary of Harrison Street Real Estate Fund LLC (August 2020 to July 2023); and Director of Compliance and Operations of the Adviser (August 2019 to February 2022).

(1)	The address of each Officer of the Fund is: c/o Harrison Street Real Assets Fund LLC, 5050 S. Syracuse Street, Denver, Colorado 80237.
(2)	Each Officer will serve for the duration of the Fund, or until his or her death, resignation, termination, removal or retirement.
Director Ownership of Securities
The following table shows the dollar range of equity securities owned by the Directors in the Fund and in other investment companies overseen by the Director within the same family of investment companies as of December 31, 2025. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services.

Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies
Independent Directors
Robert F. Doherty	$50,001 to $100,000	Over $100,000
Jeffry A. Jones	$0	$50,001 to $100,000
Richard J. McCready	Over $100,000	Over $100,000
Paul E. Sveen	$0	$50,001 to $100,000
Susan K. Wold	$0	$0
Interested Director
Casey Frazier	Over $500,000	Over $1,000,000

[As of [ ], 2026, the Fund’s directors and officers as a group owned less than 1% of the Fund’s outstanding securities.

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To the best of their knowledge, none of the Independent Directors (nor any of their immediate family members) have or hold any securities of the Adviser, Brookfield or the Distributor, nor any entities controlling or controlled by or under common control with the Adviser, Brookfield or the Distributor as of December 31, 2025.]
Compensation
The Fund Complex (as defined above) pays each Independent Director a per annum fee of $165,000 allocated as follows: fifty percent (50%) of such compensation will be allocated equally among the funds in the Fund Complex and fifty percent (50%) of such compensation will be allocated pro rata annually to each Fund on the basis of each Fund’s assets under management as of December 31 of the preceding year. In addition, the Fund reimburses each of the Independent Directors for travel and other expenses incurred in connection with attendance at meetings. The Chairman of the Audit Committee receives an additional, per annum retainer of $30,000 from the Fund Complex allocated under the same methodology as described above for the per annum Independent Director fee. Other members of the Board and executive officers of the Fund receive no compensation, other than as noted in the table below. The Nominating and Governance Committee of the Board evaluates the compensation of the Board members on an ongoing basis and may increase or decrease such compensation based upon market factors and the ongoing responsibilities and commitment of the members, all of which will be subject to Board approval, including a majority of the Independent Directors.
The following table summarizes the compensation paid to the Independent Directors, including Committee fees, and certain executive officers of the Fund for the fiscal year ended March 31, 2026. The Interested Directors and executive officers of the Fund receive no compensation, other than as noted in the table below. This compensation will continue to be evaluated by the Board on an ongoing basis.

Name of Person, Position	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex(1) Paid to Director/Officer
Independent Directors
Robert F. Doherty	$[ ]	N/A	N/A	$[ ]
Jeffry A. Jones	$[ ]	N/A	N/A	$[ ]
Richard T. McCready	$[ ]	N/A	N/A	$[ ]
Paul E. Sveen	$[ ]	N/A	N/A	$[ ]
Susan K. Wold	$[ ]	N/A	N/A	$[ ]
Officers
Jillian Varner as Chief Compliance Officer	$[ ](2)	N/A	N/A	$[ ]

(1)	The term “Fund Complex” as used herein includes the Fund, Harrison Street Infrastructure Income Fund, Harrison Street Real Estate Fund LLC, and Harrison Street Infrastructure Active ETF.
(2)	The Fund paid the Adviser as reimbursement for a portion of the compensation that it pays to the Fund’s Chief Compliance Officer.
CONTROL PERSONS AND PRINCIPAL HOLDERS
A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

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[As of June 30, 2026, to the best knowledge of the Fund, no person owned beneficially or of-record 5% or more of the outstanding shares of any class of the Fund or 5% or more of the outstanding shares of the Fund addressed herein, except as set forth in the table below.]

RECORD SHAREHOLDER	PERCENTAGE OF SHARES
[Charles Schwab & Co., Inc.]	[ ]%
[National Financial Services LLC]	[ ]%
[MSCS Financial Services LLC]	[ ]%
[Pershing LLC]	[ ]%

(1)	The Fund has no knowledge as to whether all or a portion of the shares owned of record are also owned beneficially.
INVESTMENT ADVISORY AND OTHER SERVICES
The Adviser
The Fund’s investment adviser is Harrison Street Private Wealth LLC, a registered adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser’s offices are located at 5050 S. Syracuse Street, Denver, Colorado 80237. The Adviser is a Delaware limited liability company originally formed in March of 2007. Colliers International Group Inc., a publicly traded real estate services and investment management company (“Colliers”), has an indirect controlling interest in the Adviser through its investment management firm, Harrison Street Asset Management ULC (“HSAM”), and its wholly-owned indirect subsidiaries, Colliers Investment Management Holdings, Inc. and Colliers VS Holdings, Inc. The Adviser’s co-founders, Mark D. Quam, William R. Fuhs, and Casey R. Frazier, along with certain other employees, have an interest in the Adviser through its managing member. Mr. Frazier also serves as Interested Director to the Fund. Effective July 28, 2025, in connection with the launch of a dedicated private wealth division by HSAM, the Adviser has rebranded as Harrison Street Private Wealth LLC.
The Fund has engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund, in each case under the ultimate supervision of and subject to any policies established by the Board, pursuant to an investment management agreement entered into between the Fund and the Adviser. The Adviser may manage the Fund’s assets directly and/or may delegate the management of all or any portion of the Fund’s assets to one or more sub-advisers, and the Adviser has the responsibility of selecting any sub-advisers, Sub-REITs and/or Private Funds. In selecting Private Funds and sub-advisers, the Adviser evaluates each Private Fund and sub-adviser to determine whether their respective investment programs are consistent with the Fund’s investment objective and strategies. The Adviser monitors the Private Funds and sub-advisers on an ongoing basis and may, at its discretion, subject to the repurchase policies of the Private Funds, reallocate the Fund’s assets among the Private Funds and sub-advisers, terminate or redeem investments from existing Private Funds or sub-advisers, and select additional sub-advisers subject to review and approval of the Board. The Adviser also provides certain administrative services to the Fund, including: providing office space, handling shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board, and providing other support services. The Adviser will perform its duties subject to any policies established by the Board.
The Adviser has claimed the relief provided to fund-of-funds operators pursuant to U.S. Commodity Futures Trading Commission (“CFTC”) No-Action Letter 12-38 and is therefore not subject to registration or regulation as a pool operator under the Commodity Exchange Act with respect to the Fund. For the Adviser to remain eligible for the relief, the Fund must comply with certain limitations, including limitations on its ability to gain exposure to certain financial instruments such as futures, options on futures, and certain swaps (“commodity interests”). These limitations may restrict the Fund’s ability to pursue its investment objective and strategies, increase the costs of implementing its strategies, result in higher expenses, and/or adversely affect its total return. In the event the Adviser believes that the Fund may no longer be able to comply with, or that it may no longer be desirable for it to comply with, these limitations, the Adviser may register as a commodity pool operator with the CFTC with respect to the Fund. Any such registration could adversely affect the Fund’s total return by subjecting it to increased costs and expenses. If the Adviser registers as a commodity pool operator with the CFTC with respect to the Fund, the commodity pool operators of any shareholders that are pooled investment vehicles may be unable to rely on certain commodity pool operator registration exemptions.

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In consideration for all such services, the Fund pays the Adviser a quarterly fee (the “Investment Management Fee”) at an annual rate of 1.15% of the Fund’s NAV, which will accrue daily on the basis of the NAV of the Fund. The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee is paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares. The Adviser may receive additional compensation at an annual rate based on a Subsidiary’s or the Sub-REIT’s average daily net assets for providing management services to the Subsidiary or the Sub-REIT. To the extent the Fund makes investments through a Subsidiary or the Sub-REIT, the Adviser has contractually agreed to (i) reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees the Adviser receives from the VCRRX Subsidiary and from any other investment companies advised by the Adviser in which the Fund invests; and (ii) to waive the investment management fee it receives from the Sub-REIT. As such, for the collective net assets of the Fund, VCRRX Subsidiary, and the Sub-REIT, the total Investment Management Fee is calculated at a rate of 1.15%.
The Adviser was paid $34,911,655, $32,068,368 and $[ ] in advisory fees for the fiscal years ended March 31, 2024, March 31, 2025, and March 31, 2026 respectively.
Brookfield
The Adviser has engaged Brookfield Public Securities Group LLC (“Brookfield”), a registered adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. Brookfield has been managing real asset related securities for 34 years. Brookfield is an indirect subsidiary of Brookfield Corporation (“BN”) and Brookfield Asset Management Ltd (“BAM”), each a publicly traded Canadian company. Brookfield focuses on investments in publicly traded real asset securities including both equity and debt investments across the globe. Brookfield is located at Brookfield Place, 225 Liberty Street, New York, New York 10281 and maintains offices in Chicago, Hong Kong, Houston, London, San Diego, Seoul and Toronto.
The Adviser pays Brookfield a fee based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% down to 0.45% based on assets under management. Brookfield was paid $2,344,169, $2,749,601, and $[ ] in sub-advisory fees for the fiscal years ended March 31, 2024, March 31, 2025, and March 31, 2026 respectively.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
[ ], located at principal business address [ ], serves as the Fund’s independent registered public accounting firm, providing audit and tax services.
CUSTODIAN
UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, Missouri 64106.
LEGAL COUNSEL
Simpson Thacher & Bartlett LLP, 855 Boylston Street, Boston, Massachusetts 02116, acts as legal counsel to the Fund.

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PORTFOLIO MANAGERS
The following tables identify, as of March 31, 2026 (or another date, if indicated): (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by the Fund’s portfolio managers (collectively, “Other Accounts”); (ii) the total assets of such Other Accounts; and (iii) the number and total assets of Other Accounts with respect to which the management fee charged is based on performance.
The Adviser

Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets	Number	Total Assets of Other Accounts
Casey Frazier, CFA	3	$1.95 billion	[3]	$[1.4] million	0	N/A
Robert Becker	1	$111 million	[0]	N/A	0	N/A
Kevin Nagy, CAIA	1	$1.49 billion	[0]	N/A	0	N/A
Eric Gorman	0	[N/A]	[0]	N/A	0	N/A

Performance Fee Based Accounts
(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Casey Frazier, CFA	0	N/A	0	N/A	0	N/A
Robert Becker	0	N/A	0	N/A	0	N/A
Kevin Nagy, CAIA	0	N/A	0	N/A	0	N/A
Eric Gorman	0	N/A	0	N/A	0	N/A

Conflicts of Interest
In addition to the Fund, the Adviser provides investment advisory services to (i) Harrison Street Real Estate Fund LLC and Harrison Street Infrastructure Income Fund, each a continuously offered registered closed-end management investment company that has elected to be treated as an interval fund, (ii) Harrison Street Infrastructure Active ETF, an exchange-traded fund, and (iii) three charitable pooled income funds, as defined under section 642(c)(5) of the Internal Revenue Code of 1986, as amended (the “Code”), and may provide investment advisory services to other funds and accounts in the future (collectively with the Fund, “Client Accounts”). Because there are different fee structures for each Client Account and because the Adviser’s portfolio managers may have investments in one Client Account but not another (or they may invest different amounts in each Client Account), the Adviser’s portfolio managers may have an incentive to dedicate more time and resources or to otherwise favor one Client Account over another. The Adviser anticipates that the Fund and another Client Account could have overlapping portfolio holdings or that an investment opportunity would be appropriate for both portfolios. As such, the Adviser has policies and procedures designed to allocate investment opportunities among the Client Accounts on a fair and equitable basis over time. Additional controls are in place to monitor the investment decisions and performance of Client Accounts and to address these and other conflicts of interest. See “Conflicts of Interest – The Adviser, the Sub-Advisers, and the Private Fund Managers” below for an additional discussion of the Adviser’s conflicts of interest.
Compensation
A team approach is used by the Adviser to manage the Fund. The Investment Committee of the Adviser is chaired by Casey Frazier and includes Robert Becker and Mr. Gorman, among others. Mr. Frazier is a founding member of the Adviser and is paid a base salary and a discretionary bonus and is entitled to receive distributions of available cash flow from the profits of the Adviser, if any, due to his holdings of equity interests in the Adviser. Mr. Becker, Mr. Gorman, and Mr. Nagy are each paid a base salary and a discretionary bonus.

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Ownership of Securities
The following table discloses the dollar range of equity securities beneficially owned by the portfolio managers of the Fund as of March 31, 2026.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
Casey Frazier	$500,001 to $1,000,000
Robert Becker	None
Kevin Nagy	None
Eric Gorman	None

Brookfield Public Securities Group LLC (“Brookfield”)
As of March 31, 2026, in addition to the Fund, Brookfield’s portfolio managers were responsible for the day-to-day management of certain other accounts, as follows:

Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets of Other Pooled Investment Vehicles	Number	Total Assets of Other Accounts
Tom Miller	3	$1,364.0 million	4	$8,640.2 million	369	$2,717.7 million
Andrew Alexander	3	$194.6 million	3	$322.1 million	15	$2,723.0 million
Riley O’Neal	2	$1,087.4 million	5	$585.5 million	16	$852.8 million
Gaal Surugeon	2	$1,087.4 million	5	$585.5 million	16	$852.8 million

Performance Fee Based Fee Accounts
(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Tom Miller	0	$0	1	$67.7 million	0	$0
Andrew Alexander	0	$0	1	$67.7 million	0	$0
Riley O’Neal	0	$0	0	$0	0	$0
Gaal Surugeon	0	$0	0	$0	0	$0

Conflicts of Interest
In the course of our normal business, Brookfield may encounter situations where Brookfield faces a conflict of interest or could be perceived to be in a conflict of interest situation. A conflict of interest occurs whenever the interests of Brookfield or its personnel diverge from those of a client or when Brookfield or its personnel have obligations to more than one party whose interests are different. In order to preserve its reputation and comply with applicable legal and regulatory requirements, Brookfield believes managing perceived conflicts is as important as managing actual conflicts.
A list of potential conflicts can be found in the Brookfield Public Securities Group LLC’s Form ADV, Part 2A.
Compensation
Brookfield incentivizes its professionals by providing competitive compensation packages designed to strategically align employee, client and firm interests. Compensation packages typically include an attractive and appropriate balance of base salary and cash bonus; investment personnel also receive incentive-oriented compensation tied to client-generated performance fees for certain strategies.
Specifically, investment team member compensation is assessed over an appropriate time horizon (up to three years) and is based on an employee’s investment decisions relative to the performance of his or her respective area of sector/geographical coverage, in addition to the team’s performance relative to the benchmark and on an absolute basis. Team members are incentivized by an annual discretionary bonus, which is largely derived from their long-only product investment decisions. Investment team members share in an additional bonus pool to the extent that the team generates incentive fees in certain strategies.

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To aid in retention, portfolio managers, senior analysts and other key personnel receive a portion of their bonus in the form of deferred compensation through Brookfield’s Long-Term Incentive Plan (“LTIP”). LTIP compensation is invested in PSG’s funds with a multi-year vesting schedule. LTIP deferred compensation amounts are approved annually by Brookfield’s Board of Directors. To securely align Brookfield professionals’ interests with those of its clients, the primary factor influencing compensation amount is achievement of client objectives. Relative performance of all strategies and clients is also taken under serious consideration.
Ownership of Securities
As of March 31, 2026, Brookfield’s portfolio managers did not beneficially own any shares of the Fund.
REPURCHASES AND TRANSFERS OF SHARES
Involuntary Repurchases
Subject to limitations in the LLC Agreement, the Investment Company Act and the rules thereunder, the Fund’s Board, in its sole discretion, may cause a mandatory repurchase by the Fund of a shareholder’s Shares if (i) such Shares have been transferred in violation of the Fund’s Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), or such Shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; (ii) ownership of Shares by a shareholder or other person will cause the Fund to be in violation of, or require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; (iii) continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; (iv) such shareholder owns Shares having an aggregate NAV less than an amount determined from time to time by the Board; (v) any of the representations and warranties made by a shareholder in connection with the acquisition of Shares thereof was not true when made or has ceased to be true; or (vi) it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such Shares.
Transfers of Shares
Except under limited circumstances as set forth in the LLC Agreement, no person may become a substituted shareholder without the consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, disability, bankruptcy, insolvency, incompetence or dissolution of a shareholder or (ii) with the consent of the Board or any officer of the Fund to which the Board delegates its authority under the LLC Agreement (such consent to be granted or withheld in the sole and absolute discretion of the Board or the officer, as applicable).
Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.
CODE OF ETHICS
The Fund and the Adviser have each adopted a Joint Code of Ethics, and each Sub-Adviser has adopted separate codes of ethics, pursuant to Rule 17j-1 under the Investment Company Act, that permits their personnel, subject to their respective codes, to invest in securities, including securities that may be purchased or held by the Fund. Foreside Funds Distributors LLC, acting as Distributor, is exempt from Rule 17j-1. These codes of ethics are available on the Electronic Data-Gathering, Analysis, and Retrieval system (EDGAR) on the SEC’s website at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.
PROXY VOTING POLICIES AND PROCEDURES
The Fund invests in Private Funds, which have investors other than the Fund. The Fund may invest some of its assets in non-voting securities of Private Funds.
The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser, to vote the Fund’s proxies in accordance with the Adviser’s proxy voting guidelines and procedures. For assets sub-advised by the Sub-Adviser, the Adviser has delegated its authority to vote proxies to the Sub-Adviser. The proxy voting policies and procedures of the Adviser and Sub-Adviser are set forth on Appendix A to this SAI. Private Funds typically do not submit matters to

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investors for vote; however, if a Private Fund submits a matter to the Fund for vote (and the Fund holds voting interests in the Private Fund), the Adviser will vote on the matter in a way that it believes is in the best interest of the Fund and in accordance with the following proxy voting guidelines (the “Voting Guidelines”):
•	In voting proxies, the Adviser is guided by general fiduciary principles. The Adviser’s goal is to act prudently, solely in the best interest of the Fund.
•
The Adviser attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder value.

•	The Adviser, absent a particular reason to the contrary, generally will vote with management’s recommendations on routine matters. Other matters will be voted on a case-by-case basis.
The Adviser applies its Voting Guidelines in a manner designed to identify and address material conflicts that may arise between the Adviser’s interests and those of its clients before voting proxies on behalf of such clients. The Adviser relies on the following to seek to identify conflicts of interest with respect to proxy voting and assess their materiality:
•
The Adviser’s employees are under an obligation (i) to be aware of the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of client accounts both as a result of an employee’s personal relationships and due to special circumstances that may arise during the conduct of the Adviser’s business, and (ii) to bring conflicts of interest of which they become aware to the attention of the Adviser’s Chief Compliance Officer.

•
The Adviser’s Chief Compliance Officer will work with appropriate personnel of the Adviser to determine whether an identified conflict of interest is material. A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Adviser’s decision-making in voting the proxy. All materiality determinations will be based on an assessment of the particular facts and circumstances. The Adviser shall maintain a written record of all materiality determinations.

•	If it is determined that a conflict of interest is not material, the Adviser may vote proxies notwithstanding the existence of the conflict.
•
If it is determined that a conflict of interest is material, the Adviser may seek legal assistance from appropriate counsel for the Adviser to determine a method to resolve such conflict of interest before voting proxies affected by the conflict of interest. Such methods may include:

•	disclosing the conflict to the Board and obtaining the consent of the Board before voting;
•	engaging another party on behalf of the Fund to vote the proxy on its behalf;
•	engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or
•	such other method as is deemed appropriate under the circumstances given the nature of the conflict.
The Adviser shall maintain a written record of the method used to resolve a material conflict of interest. Information regarding how the Adviser and Sub-Adviser voted the Fund’s proxies related to the Fund’s portfolio holdings during the most recent 12-month period is available without charge, upon request, by calling (877) 200-1878 and is available on the Fund’s website at https://harrisonstpw.com/vcrrx/ and the SEC’s website at http://www.sec.gov.
CONFLICTS OF INTEREST
The Adviser, the Sub-Adviser, and the Private Fund Managers
The Adviser, the Sub-Adviser, and the managers of the Private Funds (collectively referred to herein as “Managers”) and their respective affiliates are actively engaged in transactions and in rendering discretionary or non-discretionary investment advice on behalf of the Fund, the Private Funds, and other registered investment companies, private investment funds, and individual accounts (collectively, “Adviser Clients”). Each Manager will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund and other Adviser Clients at a particular time. Because these considerations may differ, the investment activities of the Fund, on the one hand, and other Adviser Clients, on the other hand, may differ considerably from time to time. In addition, the fees and expenses of the Fund may differ from those of the other Adviser Clients.

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Other Adviser Clients may have investment objectives and strategies that are similar to those of the Fund and may involve the same types of investments as the Fund and/or the Private Funds. As a result, a Manager’s other Adviser Clients may compete with the Fund and/or the Private Funds for appropriate investment opportunities and conflicts of interest may arise with respect to the allocation of the investment opportunities, particularly with respect to capacity constrained opportunities. It is the policy of each of the Adviser and Sub-Adviser, to the extent possible, to allocate investment opportunities to the Fund over a period of time on a fair and equitable basis relative to other Adviser Clients. Investment decisions for the Fund are made independently from those of other Adviser Clients. Neither the Adviser nor the Sub-Adviser has any obligation to invest on behalf of the Fund in any investment opportunity that the Adviser or Sub-Adviser invests in on behalf of other Adviser Clients if, in its opinion, such investment appears to be unsuitable, impractical, or undesirable for the Fund.
Conversely, certain portfolio strategies of the Managers and/or their respective affiliates used for other Adviser Clients could conflict with the strategies employed by the Managers in managing the Fund or the Private Funds, as applicable, particularly where a Manager has limited the capacity for a particular strategy or the number of accounts it will manage. As a result, the Fund may invest in a manner opposite to that of a Manager’s other Adviser Clients – i.e., the Fund buying an investment when other Adviser Clients are selling, and vice-versa. The Managers and/or their respective affiliates may give advice or take action with respect to any of their Adviser Clients that may differ in the nature or timing of any advice or action taken with respect to the Fund or the Private Funds. The Adviser may have relationships with certain Managers described herein for certain of its other Adviser Clients and the Adviser will have discretion in determining the Fund’s level of participation with such Managers. In some cases, such relationships for other Adviser Clients may be on terms different from, and sometimes more favorable than, the terms for the Fund. The Adviser, the Managers, and/or their respective affiliates may have investments or other business relationships with each other or with the Private Funds, including acting as broker, prime broker, lender, counterparty, shareholder or financial adviser. These other relationships could be more valuable than the Adviser’s or Manager’s relationships with the Fund, either due to compensation arrangements or otherwise. In addition, the Adviser, the Sub-Adviser and/or their respective affiliates may receive research products and services in connection with the brokerage services that the Adviser, the Sub-Adviser, and/or their respective affiliates may provide from time to time. For these reasons, the Managers may have financial incentives to favor certain Adviser Clients over the Fund may be conflicted in providing services to the Fund relative to its other Adviser Clients, and the Adviser will face a conflict in evaluating such Managers. Due to the prohibitions contained in the Investment Company Act regarding certain transactions between a registered investment company and its affiliated persons, or affiliated persons of those affiliated persons, the Fund may not be able to invest in Private Funds and other Adviser Clients managed by certain Managers, even if the investment would be appropriate for the Fund.
The Adviser and the Sub-Adviser may have an incentive to favor certain accounts over the Fund to the extent they have proprietary investments in those accounts or receive greater compensation for managing them than they do for managing the Fund. The proprietary activities or portfolio strategies of the Adviser, the Sub-Adviser and their respective affiliates, and the activities or strategies used for accounts managed by the Adviser, the Sub-Adviser, and/or their respective affiliates for themselves or other Adviser Clients, could conflict with the transactions and strategies employed by the Fund, and could affect the prices and availability of the securities and instruments in which the Fund invests. Issuers of securities held by the Fund or a Private Fund may have publicly or privately traded securities in which the Adviser, the Managers, and/or their respective affiliates are investors or market makers. The trading activities of the Adviser, the Managers and their respective affiliates generally are carried out without reference to positions held directly or indirectly by the Fund or the Private Funds and may have an effect on the value of the positions so held. Any of their proprietary accounts and other customer accounts may compete with the Fund for specific trades, or may hold positions opposite to positions maintained on behalf of the Fund. The Sub-Adviser may give advice and recommend securities to, or buy or sell securities for the Fund, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Fund. The managers of the Private Funds may have conflicts of interest with respect to the Private Funds that are similar to the conflicts of interest that the Sub-Adviser has with the Fund, which therefore indirectly impact the Fund.
Colliers, a diversified global real estate and investment management firm, owns a majority stake in Harrison Street Asset Management ULC (“HSAM”), which indirectly owns the Adviser and also holds ownership interests in, and is otherwise affiliated with, certain other investment managers (“Affiliated Managers”). Colliers, HSAM and Affiliated Managers (together, with Colliers and HSAM, “Affiliated Entities”) engage in a broad spectrum of real estate and investment activities. In the ordinary course of its business, the Affiliated Entities engage in activities where the

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Affiliated Entities’ interests or the interests of their clients may conflict with the interests of the Fund. The Affiliated Entities advise clients with a wide variety of investment objectives that in some instances may overlap or conflict with the Fund’s investment objectives and present conflicts of interest. The conflicts of interest described above apply to the Affiliated Entities as “Managers.” In addition, Colliers’s financial interests in the Affiliated Managers may create an affiliation between the Adviser and the Affiliated Managers and will give rise to conflicts of interest between the Fund and other investment vehicles managed by other asset managers. For example, such financial interests create an incentive for the Adviser to invest in funds managed by an Affiliated Manager or hire an Affiliated Manager as a sub-adviser to the Fund or other funds sponsored by the Adviser. Further, if the Fund is invested in funds managed by an Affiliated Manager, there is a conflict between the Adviser’s obligations to the Fund, on the one hand, and the Adviser’s (or Colliers’s) interest in the success of the Affiliated Manager, on the other hand.
The nature of the Adviser’s and Colliers’s relationship with the Affiliated Managers means that, due to the prohibitions contained in the Investment Company Act on certain transactions between a registered investment company and affiliated persons of it, or affiliated persons of those affiliated persons, the Fund may not be able to invest in or alongside Private Funds or other vehicles managed by Affiliated Managers, even if the investment would be appropriate for the Fund. These prohibitions are designed to prevent affiliates and insiders from using a registered investment company (such as the Fund) to benefit themselves to the detriment of the registered investment company and its shareholders. For investments in Private Funds managed by Affiliated Managers that predate Colliers’s acquisition of the Adviser, or to the extent the Fund is invested in a Private Fund sponsored or managed by an entity that subsequently becomes a Affiliated Manager (e.g., due to Colliers’ acquisition of such entity), the Fund may not be able to make further investments in such Private Funds or redeem existing interests back to such Private Funds, even if the additional investment or redemption would be beneficial to the Fund. The Adviser and its affiliates will endeavor to manage these potential conflicts in a fair and equitable manner, subject to legal, regulatory, contractual, or other applicable considerations. There is no assurance that conflicts of interest will be resolved in favor of the Fund’s shareholders, and, in fact, they may not be. Conflicts of interest not described herein may also exist.
The Distributor and Intermediaries
Foreside Funds Distributors LLC serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Fund, the Adviser and/or the Distributor may authorize one or more financial intermediaries (e.g., banks, broker/dealers, investment advisers, trusts, financial industry professionals, etc., collectively referred to as “Intermediaries” and individually as “Intermediary”) to receive orders and provide certain related services on behalf of the Fund. Additionally, the Adviser has entered into distribution and/or servicing agreements to compensate Intermediaries for distribution-related activities and/or for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Such compensation to the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Fund’s Shares over other potential investments that may also be appropriate for the clients of such Intermediaries. Such professionals and Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees paid to Intermediaries are not paid by the Fund.
Any Intermediaries or their respective affiliates may provide distribution, shareholder servicing, brokerage, placement, investment banking, or other financial or advisory services from time to time to one or more other funds, accounts, or entities managed by the Managers or their affiliates, including the Private Funds, and receive compensation for providing these services.
TAX ASPECTS
The following discussion of U.S. federal income tax consequences of an investment in Shares of the Fund is based on the Code, U.S. Treasury regulations, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in Shares of the Fund. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to an investment in Shares of the Fund. There may be other tax considerations applicable to particular shareholders. For example, except as otherwise specifically noted herein, this summary has not described certain tax considerations that may be relevant to certain types of persons subject to special treatment under the U.S.

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federal income tax laws, including shareholders subject to the U.S. federal alternative minimum tax, insurance companies, tax-exempt organizations, pension plans and trusts, regulated investment companies, dealers in securities, shareholders holding Shares through tax-advantaged accounts (such as 401(k) plans or individual retirement accounts (“IRAs”)), financial institutions, shareholders holding Shares as part of a hedge, straddle, or conversion transaction, entities that are not organized under the laws of the United States or a political subdivision thereof, and persons who are neither citizens nor residents of the United States. This summary assumes that investors hold Shares as capital assets (within the meaning of the Code). Shareholders should consult their own tax advisors regarding their particular situation and the possible application of U.S. federal, state, local, non-U.S. or other tax laws, and any proposed tax law changes.
Taxation of the Fund
The Fund has elected and intends to qualify and be eligible to be treated each year as a regulated investment company (“RIC”) under Subchapter M of the Code. In order to qualify for the special tax treatment accorded RICs and their shareholders, the Fund must, among other things: (a) derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below); (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets consists of cash and cash items (including receivables), U.S. government securities, securities of other RICs, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, (x) in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below); and (c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax-exempt interest income for such year.
In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the RIC. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for U.S. federal income tax purposes because they meet the passive income requirement under Code section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to RICs, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership.
For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above.
If the Fund qualifies as a RIC that is accorded special tax treatment, the Fund will not be subject to U.S. federal income tax on income or gains distributed in a timely manner to shareholders in the form of dividends (including Capital Gain Dividends, as defined below). If the Fund were to fail to meet the income, diversification, or distribution tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions, or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to Shareholders as ordinary income. Some portions of such distributions may be eligible for the dividends-received deduction in the case

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of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of the Fund’s Shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment.
The Fund intends to distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), its net tax-exempt income (if any) and its net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards). Any taxable income including any net capital gain retained by the Fund will be subject to tax at the Fund level at regular corporate rates. In the case of net capital gain, the Fund is permitted to designate the retained amount as undistributed capital gain in a timely notice to its shareholders who would then, in turn, (i) be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of Shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.
Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund may carry net capital losses forward to one or more subsequent taxable years without expiration. The Fund must apply such carryforwards first against gains of the same character.
In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.
If the Fund were to fail to distribute in a calendar year at least an amount equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income recognized for the one-year period ending on October 31 of such year (or November 30 or December 31 of that year if the Fund is permitted to elect and so elects), plus any such amounts retained from the prior year, the Fund would be subject to a nondeductible 4% excise tax on the undistributed amounts. For purposes of the required excise tax distribution, a RIC’s ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would otherwise be taken into account after October 31 (or November 30 of that year if the RIC makes the election described above) generally are treated as arising on January 1 of the following calendar year; in the case of a RIC with a December 31 year end that makes the election described above, no such gains or losses will be so treated. Also, for these purposes, the Fund will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to or will do so.
Fund Distributions
The Fund intends to make distributions to shareholders quarterly. All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in additional Shares pursuant to the Fund’s Distribution Reinvestment Policy (as described in the Prospectus). Shareholders whose distributions are so reinvested in Shares will be treated for U.S. federal income tax purposes as having received an amount in distribution equal to the fair market value of the Shares issued to the shareholder, which amount will also be

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equal to the net asset value of such shares. For U.S. federal income tax purposes, all distributions are generally taxable in the manner described herein, whether a shareholder takes them in cash or they are reinvested pursuant to the Distribution Reinvestment Policy in additional shares of the Fund.
Fund distributions generally will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. See the discussion below regarding distributions declared in October, November or December for further information. Distributions received by tax-exempt shareholders generally will not be subject to U.S. federal income tax to the extent permitted under applicable tax law.
For U.S. federal income tax purposes, distributions of investment income are generally taxable as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned (or is deemed to have owned) the investments that generated the gains, rather than how long a shareholder has owned his or her Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss in respect of such investments. Distributions of net capital gain that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates relative to ordinary income. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income. The IRS and the Department of the Treasury have issued regulations that impose special rules in respect of Capital Gain Dividends received through partnership interests constituting “applicable partnership interests” under Section 1061 of the Code. Distributions of investment income reported by the Fund as derived from “qualified dividend income” will be taxed in the hands of individuals at the rates applicable to net capital gain, provided holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be derived from qualified dividend income.
In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the dividends-received deduction generally available to corporations only to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year if certain holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be eligible for the dividends-received deduction.
Any distribution of income that is attributable to (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to non-corporate shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.
The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains as described above, and (ii) any net gain from the sale, exchange or other taxable disposition of Fund shares. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.
If, in and with respect to any taxable year, the Fund makes a distribution in excess of its current and accumulated “earnings and profits,” the excess distribution will be treated as a return of capital to the extent of a shareholder’s tax basis in his or her Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s basis in his or her shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of such shares.
Distributions by the Fund to its shareholders that the Fund properly reports as “section 199A dividends,” as defined and subject to certain conditions described below, are treated as qualified REIT dividends in the hands of non-corporate shareholders. Non-corporate shareholders are permitted a federal income tax deduction equal to 20% of qualified REIT dividends received by them, subject to certain limitations. Very generally, a “section 199A dividend” is any dividend or portion thereof that is attributable to certain dividends received by a RIC from REITs, to the extent such dividends are properly reported as such by the RIC in a written notice to its shareholders. A section 199A dividend is treated as a qualified REIT dividend only if the shareholder receiving such dividend holds the dividend-paying RIC shares for at

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least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend, and is not under an obligation to make related payments with respect to a position in substantially similar or related property. The Fund is permitted to report such part of its dividends as section 199A dividends as are eligible, but is not required to do so.
A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
Dividends and distributions on Shares are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of Shares purchased at a time when the Fund’s net asset value reflects unrealized gains or income or gains that are realized but not yet distributed. Such realized income and gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses.
Sales, Exchanges or Repurchases of Shares
The sale, exchange or repurchase of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of Fund shares treated as a sale or exchange for U.S. federal income tax purposes will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, such gain or loss on the taxable disposition of Fund shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Fund shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received (or deemed received) by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed under the Code’s “wash sale” rule if other substantially identical shares of the Fund are purchased (including via dividend reinvestment) within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.
A repurchase by the Fund of a shareholder’s shares pursuant to a repurchase offer generally will be treated as a sale or exchange of the shares by a shareholder provided that either (i) the shareholder tenders, and the Fund repurchases, all of such shareholder’s shares, thereby reducing the shareholder’s percentage ownership of the Fund, whether directly or by attribution under Section 318 of the Code, to 0%, (ii) the shareholder meets numerical safe harbors under the Code with respect to percentage voting interest and reduction in ownership of the Fund following completion of the repurchase offer, or (iii) the repurchase offer otherwise results in a “meaningful reduction” of the shareholder’s ownership percentage interest in the Fund, which determination depends on a particular shareholder’s facts and circumstances.
If a tendering shareholder’s proportionate ownership of the Fund (determined after applying the ownership attribution rules under Section 318 of the Code) is not reduced to the extent required under the tests described above, such shareholder will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the shares held (or deemed held under Section 318 of the Code) by the shareholder after the repurchase offer (a “Section 301 distribution”). The amount of this distribution will equal the price paid by the Fund to such shareholder for the shares sold, and will be taxable as a dividend, i.e., as ordinary income, to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the shareholder’s tax basis in the shares held after the repurchase offer, and thereafter as capital gain. Any Fund shares held by a shareholder after a repurchase offer will be subject to basis adjustments in accordance with the provisions of the Code.
Provided that no tendering shareholder is treated as receiving a Section 301 distribution as a result of selling shares pursuant to a particular repurchase offer, shareholders who do not sell shares pursuant to that repurchase offer will not realize constructive distributions on their shares as a result of other shareholders selling shares in the repurchase offer. In the event that any tendering shareholder is deemed to receive a Section 301 distribution, it is possible that shareholders whose proportionate ownership of the Fund increases as a result of that repurchase offer, including shareholders who do not tender any shares, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount equal to the increase in their percentage ownership of the Fund as a result of the repurchase offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it.

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Use of the Fund’s cash to repurchase shares may adversely affect the Fund’s ability to satisfy the distribution requirements for treatment as a RIC described above. The Fund may also recognize income in connection with the sale of portfolio securities to fund share purchases, in which case the Fund would take any such income into account in determining whether such distribution requirements have been satisfied.
The foregoing discussion does not address the tax treatment of tendering shareholders who do not hold their shares as a capital asset. Such shareholders should consult their own tax advisors on the specific tax consequences to them of participating or not participating in the repurchase offer.
Issuer Deductibility of Interest
A portion of the interest paid or accrued on certain high yield discount obligations owned by the Fund may not, and interest paid on debt obligations, if any, that are considered for tax purposes to be payable in the equity of the issuer or a related party will not be deductible to the issuer. This may affect the cash flow of the issuer. If a portion of the interest paid or accrued on certain high yield discount obligations is not deductible, that portion will be treated as a dividend paid by the issuer for purposes of the corporate dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such accrued interest.
Original Issue Discount, Payment-in-Kind Securities, Market Discount, Preferred Securities and Commodity-Linked Notes
Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount (“OID”). Generally, the amount of the OID is treated as interest income and is included in the Fund’s income and required to be distributed over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. Increases in the principal amount of an inflation-indexed bond will generally be treated as OID.
Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount on such debt obligation in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. The rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects. The Fund reserves the right to revoke such an election at any time pursuant to applicable IRS procedures. In the case of higher-risk securities, the amount of market discount may be unclear. See “Higher-Risk Securities.”
From time to time, a substantial portion of the Fund’s investments in loans and other debt obligations could be treated as having OID and/or market discount, which, in some cases could be significant. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold.
A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such OID.
Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). The Fund will be required to include the OID or acquisition discount in income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. The rate at which OID or acquisition discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

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Some preferred securities may include provisions that permit the issuer, at its discretion, to defer the payment of distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring the payment of its distributions, the Fund may be required to report income for U.S. federal income tax purposes to the extent of any such deferred distributions even though the Fund has not yet actually received the cash distribution.
In addition, pay-in-kind obligations will, and commodity-linked notes may, give rise to income that is required to be distributed and is taxable even though the Fund receives no interest payment in cash on the security during the year.
If the Fund holds the foregoing kinds of obligations, or other obligations subject to special rules under the Code, the Fund may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by disposition of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such dispositions, including short-term capital gains taxable as ordinary income. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution than they might otherwise receive in the absence of such transactions.
Higher-Risk Securities
Any investments in debt obligations that are at risk of or in default may present special tax issues. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on such a debt obligation, when the Fund may cease to accrue interest, OID or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and does not become subject to federal income or excise tax.
Securities Purchased at a Premium
Very generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity (i.e., at a premium), the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds acquired on or after January 4, 2013, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax-exempt bond, tax rules require the Fund to reduce its tax basis by the amount of amortized premium.
Passive Foreign Investment Companies
If the Fund were to make an equity investment in certain “passive foreign investment companies” (“PFICs”) such investment could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC. This tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to avoid imposition of that tax. For example, the Fund may elect to treat the PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund would be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company. The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold (and, solely for purposes of this mark-to-market election, repurchased) its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return. Because it is not always possible to identify a foreign corporation as a PFIC or to obtain the information necessary to make a QEF or mark-to-market election, the Fund may incur the tax and interest charges described above in some instances.

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Controlled Foreign Corporations
To the extent the Fund invests in a controlled foreign corporation (“CFC”) in which it is a “U.S. Shareholder” under the Code, the Fund will be required to include in gross income for United States federal income tax purposes the Fund’s share of the CFC’s “subpart F income” and “global intangible low taxed income” (“GILTI”), in each case whether or not such income is distributed by the CFC. “Subpart F income” generally includes interest, original issue discount, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives. GILTI generally includes the active operating profits of the CFC, reduced by a deemed return on the tax basis of the CFC’s depreciable tangible assets. “Subpart F income” and GILTI are generally treated as ordinary income, regardless of the character of the CFC’s underlying income. Under final Treasury Regulations, such subpart F and GILTI inclusions by the Fund would constitute “qualifying income” for the purposes of the 90% gross income requirement to the extent such income is either (i) timely and currently repatriated or (ii) derived with respect to the Fund’s business of investing in stock, securities or currencies.
Municipal Bonds
The interest on municipal bonds is generally exempt from U.S. federal income tax. The Fund does not expect to invest 50% or more of its assets in municipal bonds on which the interest is exempt from U.S. federal income tax, or in interests in other RICs. As a result, it does not expect to be eligible to pay “exempt-interest dividends” to its shareholders under the applicable tax rules. As a result, interest on municipal bonds is taxable to shareholders of the Fund when received as a distribution from the Fund. In addition, gains realized by the Fund on the sale or exchange of municipal bonds are taxable to shareholders of the Fund when distributed to shareholders.
Certain Fund Investments
The Fund is permitted to invest up to 25% of its total assets in each of the Sub-REIT and the VCRRX Subsidiary. In order to qualify as a RIC, the Fund must limit its investment in any one issuer or any two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses to no more than 25% of the Fund’s total assets. It is possible that the Sub-REIT and the VCRRX Subsidiary will be treated as engaged in the same, similar or related trades or businesses for this purpose. As a result, the Fund may be required to limit its investment in the Sub-REIT and the VCRRX Subsidiary, and any other Subsidiary that is engaged in the same, similar or related trades or business, in the aggregate to 25% of the Fund’s total assets. The VCRRX Subsidiary has elected to be treated as a corporation for U.S. federal income tax purposes. A RIC generally does not take into account income earned by a U.S. corporation in which it invests unless and until the corporation distributes such income to the RIC as a dividend. Where a Subsidiary, such as the VCRRX Subsidiary, is organized in the U.S., the Subsidiary will be liable for an entity-level U.S. federal income tax on its income from U.S. and non-U.S. sources, as well as any applicable state taxes, which will reduce the Fund’s return on its investment in the Subsidiary. If a net loss is realized by the Subsidiary, such loss is not generally available to offset the income of the Fund or to be carried forward to future taxable years.
Certain Investments in REITs
Any investment by the Fund in equity securities of REITs may result in the Fund’s receipt of cash in excess of the REIT’s earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to Fund shareholders for U.S. federal income tax purposes. Investments in REIT equity securities also may require the Fund to accrue and to distribute income not yet received. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. Dividends received by the Fund from a REIT generally will not constitute qualified dividend income. See also “Taxation of REIT Subsidiary” below.
Taxation of REIT Subsidiary
The Fund invests in a Sub-REIT, which is a wholly-owned and controlled subsidiary that is eligible to be treated as a REIT under the Code and that may invest in certain real estate and real estate-related investments. It has elected to be taxed as a REIT beginning with the first year in which it commenced material operations.
Taxation of a REIT - In General. As long as the Sub-REIT qualifies as a REIT, it generally will not be subject to U.S. federal income tax on the portion of its REIT taxable income or capital gain that it timely distributes to its shareholders.

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A REIT’s qualification and taxation as a REIT depends on its ability to satisfy annual income tests, annual distribution tests, quarterly asset tests, and other requirements under the Code on a continuing basis (discussed below). Accordingly, there can be no assurance that the Sub-REIT will always remain qualified as a REIT.
A REIT will be subject to U.S. federal income tax at regular corporate rates upon its taxable income or capital gain that is not distributed to its shareholders. In addition, a REIT will be subject to a 4% excise tax if it does not satisfy specific REIT distribution requirements. Any net income from “prohibited transactions” (i.e., dispositions of so-called “dealer property”, which is property held primarily for sale to customers in the ordinary course of business) will be subject to a 100% tax. A REIT could also be subject to a 100% penalty tax on certain payments received from or on certain expenses deducted by a “taxable REIT subsidiary” (a “TRS”) if any such transaction is not respected by the IRS.
Failure to Meet Certain REIT Tests. If the Sub-REIT fails to satisfy either of the gross income tests (described below) but maintains its qualification as a REIT because it satisfies certain other requirements, a REIT will still generally be subject to a 100% penalty tax on the amount by which it failed either of the gross income tests, multiplied by a fraction intended to reflect such REIT’s profitability. If any REIT fails to satisfy any of the REIT asset tests (also described below) by more than a de minimis amount, due to reasonable cause, and nonetheless maintains its REIT qualification because of specified cure provisions, such REIT will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets. If any REIT fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests) and the violation is due to reasonable cause, such REIT may retain its REIT qualification but it will be required to pay a penalty of $50,000 for each such failure.
If any REIT fails to qualify for taxation as a REIT in any taxable year and the relief provisions described herein do not apply, such REIT will be subject to tax on its taxable income at regular corporate rates. As a result, a failure to qualify as a REIT would significantly reduce the cash such REIT would have available to distribute to the Fund. Unless entitled to statutory relief, a REIT would be disqualified as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether a REIT would be entitled to statutory relief.
Share Ownership Test and Organizational Requirements. After a REIT’s first taxable year, such REIT’s shares must be held by a minimum of 100-persons for at least 335 days of a taxable year that is 12 months, or during a proportionate part of a taxable year of less than 12 months (the “100 shareholder test”). The Fund constitutes only one shareholder for purposes of this requirement. In order to meet the 100-shareholder, the Sub-REIT has approximately 100 to 125 preferred shareholders who are “accredited investors” as defined in Regulation D of the Securities Act and are “qualified purchasers” for purposes of the Investment Company Act and the rules and regulations promulgated thereunder. No preferred shares would be entitled to vote except as required by law. Each preferred share entitles the holder to a preference on liquidation equal to the purchase price, plus a preferred return thereon. As such, dividend payments to the Sub-REIT’s preferred shareholders, along with any other expenses of the Sub-REIT, may reduce the amount of income payable by the Sub-REIT to the Fund.
After a REIT’s first taxable year, not more than 50% in value of such REIT’s shares of beneficial interest may be owned directly (or indirectly by applying certain attribution rules) by five or fewer individuals and certain other entities during the last half of any taxable year (the “50% ownership test”). In addition, a REIT must meet certain other organizational requirements, including, but not limited to the requirements that: (i) the beneficial ownership in a REIT is evidenced by transferable shares and (ii) such REIT is managed by a board of directors. In order to ensure compliance with the 100-shareholder test and the 50% ownership test, the Sub-REIT has placed certain restrictions on the transfer and ownership of its equity interests intended to prevent further concentration of share ownership. The Fund reserves the right, if it believes the Sub-REIT is at material risk of being considered a “closely held” REIT or otherwise failing to qualify for treatment as a REIT for U.S. federal income tax purposes, to take such steps as it believes reasonably necessary to prevent the Sub-REIT from failing to qualify for treatment as a REIT for U.S. federal income tax purposes. These steps might include prohibiting any transfers of shares in the Fund that would cause any single person to own more than 9.8% of the Fund’s outstanding shares or causing shares owned by a single person in excess of 9.8% of the Fund’s outstanding shares to be transferred to a charitable trust and/or redeemed. However, there can be no assurance such restrictions or steps taken will prevent such REIT from failing these requirements, and thereby failing to qualify as a REIT.
Gross Income Tests. A REIT must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of a REIT’s gross income for each taxable year must consist of defined types of income that it derives, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary

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investment income. Qualifying income for purposes of that 75% gross income test generally includes: rents from real property; interest on debt secured by mortgages on real property, or on interests in real property; dividends or other distributions on, and gain from the sale of, shares in other REITs; gain from the sale of real estate assets (however, excluding gain or interest from a debt instrument of a publicly offered REIT unless secured by real property); income and gain derived from foreclosure property; and income derived from certain temporary investments of new capital.
Second, in general, at least 95% of a REIT’s gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Cancellation of indebtedness income and gross income from the sale of property that a REIT holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” that a REIT enters into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests.
If a REIT fails to satisfy one or both of the gross income tests for any taxable year, it may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. In this case, a penalty tax would still be applicable as discussed above. Generally, it is not possible to state whether in all circumstances a REIT would be entitled to the benefit of these relief provisions.
Asset Tests. To qualify as a REIT, a REIT also must satisfy the following asset tests at the end of each quarter of each taxable year.
•
First, at least 75% of the value of a REIT’s total assets must consist of: cash or cash items, including certain receivables, certain money market funds and, in certain circumstances, foreign currencies; government securities; interests in real property, including leaseholds and options to acquire real property and leaseholds; interests in mortgage loans secured by real property; stock in other REITs and debt instruments issued by “publicly offered REITs”; investments in stock or debt instruments during the one-year period following a REIT’s receipt of new capital that it raises through equity offerings or public offerings of debt with at least a five-year term; and generally regular or residual interests in a real estate mortgage investment conduit (“REMIC”) (the “75% asset test”).

•
Second, of a REIT’s investments not included in the 75% asset class, the value of a REIT’s interest in any one issuer’s securities may not exceed 5% of the value of a REIT’s total assets, or the 5% asset test.

•
Third, of a REIT’s investments not included in the 75% asset class, a REIT may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities, or the 10% vote test or 10% value test, respectively.

•	Fourth, no more than 20% (25% for any taxable year beginning after December 31, 2025) of the value of a REIT’s total assets may consist of the securities of one or more TRSs.
•	Fifth, no more than 25% of the value of a REIT’s total assets may consist of the securities (including securities of TRSs) that are not qualifying assets for purposes of the 75% asset test.
•
Sixth, not more than 25% of the value of a REIT’s total assets may consist of debt instruments issued by “publicly offered REITs” to the extent not secured by real property or interests in real property.

The Fund intends to monitor the status of assets held by the Sub-REIT for purposes of the various asset tests and intends to manage the Sub-REIT’s portfolio in order to comply at all times with such tests. If a REIT fails to satisfy the asset tests at the end of a calendar quarter, a REIT will not lose its REIT qualification if it is eligible for and satisfies certain cure procedures available under the Code. However, there can be no assurance that the Sub-REIT will not fail to comply with such tests or if it does, be eligible for or able to satisfy any such cure procedures.
Annual Distribution Requirements. To qualify as a REIT, a REIT is generally required to make distributions (or be deemed to have done so by declaring consent dividends - which would result in the Fund recognizing income without a corresponding cash distribution) other than capital gain distributions (see discussion below regarding a REIT’s ability to retain capital gains), to its shareholders each year in an amount at least equal to 90% of a REIT’s taxable income.
The Sub-REIT intends to make timely distributions sufficient to satisfy its annual distribution requirements. In the event the amount of cash distributed to its shareholders is insufficient to meet the 90% distribution requirement, a REIT

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may declare a consent dividend in order to meet such requirement. A consent dividend is a hypothetical distribution to a REIT’s common shareholders (i.e., the Fund) which is required to be treated for U.S. federal income tax purposes as an actual distribution by a REIT, followed by an immediate re-contribution of such amount to a REIT. The amount of any consent dividend must be included in the gross income of each shareholder of a REIT (i.e., the Fund) that would have been entitled to receive such distribution if made in cash. Any phantom income recognized by the Fund from a consent dividend would be includible in the Fund’s gross income and accordingly generally the Fund will be required to distribute a corresponding amount to its shareholders.
To the extent that a REIT does not distribute all of its net capital gain or distributes at least 90%, but less than 100% of its REIT taxable income, as adjusted, such REIT would be subject to tax on these amounts at regular corporate rates and would be subject to potential excise tax penalties. A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, such REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by such REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.
Foreign Currency Transactions
The Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions and may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.
Forward Contracts
The tax treatment of certain positions entered into by the Fund, including regulated futures contracts and certain foreign currency positions, will be governed by section 1256 of the Code (“section 1256 contracts”). Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, section 1256 contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked-to-market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.
Private Funds
The Fund may invest in Private Funds that are classified as partnerships for U.S. federal income tax purposes.
An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. As such, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from the Private Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in other Private Funds, including when it is disadvantageous to do so, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.
In addition, the character of a partner’s distributive share of items of partnership income, gain and loss generally will be determined as if the partner had realized such items directly. Private Funds classified as partnerships for federal income tax purposes may therefore generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test described above. In order to meet the 90% gross income test, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof.

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Because the Fund may not have timely or complete information concerning the amount and sources of such a Private Fund’s income until such income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.
Furthermore, it may not always be clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Private Funds that are classified as partnerships for federal income tax purposes. In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification test or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Private Fund that limit utilization of this cure period.
As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as a RIC can limit its ability to acquire or continue to hold positions in Private Funds that would otherwise be consistent with its investment strategy or can require it to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and thereby reducing the Fund’s return to shareholders. The Fund’s investment in Private Funds may also adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code.
Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include, as applicable, the investments, activities, income, gain, and loss attributable to the Fund as result of the Fund’s investment in any Private Fund or other entity that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).
Investments in Other RICs
The Fund’s investment in shares of other mutual funds, ETFs or other companies that qualify as RICs (each, an “underlying RIC”), can cause the Fund to be required to distribute greater amounts of net investment income or net capital gain than the Fund would have distributed had it invested directly in the securities held by the underlying RIC, rather than in shares of the underlying RIC. Further, the amount or timing of distributions from the Fund qualifying for treatment as a particular character (e.g., long-term capital gain, exempt interest, eligible for dividends-received deduction, etc.) will not necessarily be the same as it would have been had the Fund invested directly in the securities held by the underlying RIC.
If the Fund receives dividends from an underlying RIC, and the underlying RIC reports such dividends as qualified dividend income, then the Fund is permitted in turn to report a portion of its distributions as qualified dividend income, provided the Fund meets holding period and other requirements with respect to shares of the underlying RIC.
If the Fund receives dividends from an investment company and the investment company reports such dividends as eligible for the dividends-received deduction, then the Fund is permitted in turn to report its distributions derived from those dividends as eligible for the dividends-received deduction as well, provided the Fund meets holding period and other requirements with respect to shares of the underlying RIC.
Derivatives, Hedging, and Other Transactions
In addition to the special rules described above in respect of futures transactions, the Fund’s transactions in other derivatives instruments (e.g., forward contracts), as well as any of its hedging transactions, may be subject to one or more special tax rules. These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term or long-term. These rules could, therefore, affect the amount, timing and/or character of distributions to shareholders. Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a fund-level tax.

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Book-Tax Differences
Certain of the Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and the sum of its taxable income and net tax-exempt income (if any). If such a difference arises, and the Fund’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income (if any), the distribution (if any) of such excess generally will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits, (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (iii) thereafter as gain from the sale or exchange of a capital asset.
Mortgage-Related Securities
The Fund may invest directly or indirectly in real estate mortgage investment conduits (“REMICs”) (including by investing in residual interests in collateralized mortgage obligations (“CMOs”) with respect to which an election to be treated as a REMIC is in effect) or equity interests in taxable mortgage pools (“TMPs”). Under a notice issued by the IRS in October 2006 and Treasury regulations that have yet to be issued but may apply retroactively, a portion of the Fund’s income (including income distributed (or deemed distributed) to the Fund from a REIT or allocated to the Fund from a partnership or other pass-through entity) that is attributable to a residual interest in a REMIC or an equity interest in a TMP — referred to in the Code as an “excess inclusion”— will be subject to U.S. federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a RIC, such as the Fund, will be allocated to shareholders of the RIC in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related interest directly. As a result, the Fund may not be a suitable investment for charitable remainder trusts (“CRTs”), as noted below.
In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an IRA, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income and otherwise might not be required to file a U.S. federal income tax return, to file such a tax return and pay tax on such income, and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. A shareholder will be subject to U.S. federal income tax on such inclusions notwithstanding any exemption from such income tax otherwise available under the Code.
Foreign (Non-U.S.) Taxation
Income, proceeds and gains received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.
The Fund does not expect that shareholders will be entitled to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s taxable income. Even if the Fund were eligible to and did elect to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts such as IRAs would not benefit from any such tax credit or deduction.
Tax-exempt Shareholders
Income of a RIC that would be UBTI if earned directly by a tax-exempt entity will not generally be attributed as UBTI to a tax-exempt shareholder of the RIC. Notwithstanding this “blocking” effect, a tax-exempt shareholder could realize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Code Section 514(b). A tax-exempt shareholder may also recognize UBTI if the Fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in REMICs or equity interests in TMPs as described above, if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund).

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In addition, special tax consequences apply to CRTs that invest in RICs that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. Under legislation enacted in December 2006, if a CRT, as defined in Section 664 of the Code, realizes any UBTI for a taxable year, a 100% excise tax is imposed on such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI solely as a result of investing in a RIC that recognizes “excess inclusion income.” Rather, if at any time during any taxable year a CRT (or one of certain other tax-exempt shareholders, such as the United States, a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a share in a RIC that recognizes “excess inclusion income,” then the RIC will be subject to a tax on that portion of its “excess inclusion income” for the taxable year that is allocable to such shareholders at the highest federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the Investment Company Act, the Fund may elect to specially allocate any such tax to the applicable CRT, or other shareholder, and thus reduce such shareholder’s distributions for the year by the amount of the tax that relates to such shareholder’s interest in the Fund. CRTs and other tax-exempt shareholders are urged to consult their tax advisors concerning the consequences of investing in the Fund.
Non-U.S. Shareholders
Distributions by the Fund to shareholders that are not “United States persons” within the meaning of the Code (“foreign shareholders”) properly reported by the Fund as (1) Capital Gain Dividends, (2) short-term capital gain dividends, or (3) interest-related dividends, each as defined and subject to certain conditions described below generally are not subject to withholding of U.S. federal income tax.
In general, the Code defines (1) “short-term capital gain dividends” as distributions of net short-term capital gains in excess of net long-term capital losses and (2) “interest-related dividends” as distributions from U.S. source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, in each case to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders. The exceptions to withholding for Capital Gain Dividends and short-term capital gain dividends do not apply to (A) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution and (B) distributions attributable to gain that is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States under special rules regarding the disposition of U.S. real property interests as described below. The exception to withholding for interest-related dividends does not apply to distributions to a foreign shareholder (A) that has not provided a satisfactory statement that the beneficial owner is not a United States person, (B) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (C) that is within certain foreign countries that have inadequate information exchange with the United States, or (D) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation.
If the Fund invests in a RIC that pays such distributions to the Fund, such distributions retain their character as not subject to withholding if properly reported when paid by the Fund to foreign shareholders. The Fund is permitted to report such part of its dividends as interest-related or short-term capital gain dividends as are eligible, but is not required to do so. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders.
Foreign shareholders should contact their intermediaries regarding the application of withholding rules to their accounts.
Distributions by the Fund to foreign shareholders other than Capital Gain Dividends, short-term capital gain dividends, and interest-related dividends (e.g., dividends attributable to dividend and foreign-source interest income or to short-term capital gains or U.S. source interest income to which the exception from withholding described above does not apply) are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate).
A foreign shareholder is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund unless (i) such gain is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States, (ii) in the case of a foreign shareholder that is an

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individual, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) apply to the foreign shareholder’s sale of shares of the Fund (as described below).
Foreign shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisors.
Special rules would apply if the Fund were a qualified investment entity (“QIE”) because it is either a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition thereof. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. USRPIs are generally defined as any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or, very generally, an entity that has been a USRPHC in the last five years. A RIC that holds, directly or indirectly, significant interests in REITs may be a USRPHC. Interests in domestically controlled QIEs, including REITs and RICs that are QIEs, not-greater-than-10% interests in publicly traded classes of stock in REITs and not-greater-than-5% interests in publicly traded classes of stock in RICs generally are not USRPIs, but these exceptions do not apply for purposes of determining whether the Fund is a QIE.
If an interest in the Fund were a USRPI, the Fund would be required to withhold U.S. tax on the proceeds of a share redemption by a greater-than-5% foreign shareholder or any foreign shareholder if shares of the Fund are not considered regularly traded on an established securities market, in which case such foreign shareholder generally would also be required to file a U.S. tax return and pay any additional taxes due in connection with the redemption.
If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a foreign shareholder (including, in certain cases, distributions made by the Fund in redemption of its shares) attributable directly or indirectly to (i) distributions received by the Fund from a lower-tier RIC or REIT that the Fund is required to treat as USRPI gain in its hands, or (ii) gains realized by the Fund on the disposition of USRPIs would retain their character as gains realized from USRPIs in the hands of the Fund’s foreign shareholders, and would be subject to U.S. withholding tax. In addition, such distributions could result in the foreign shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a foreign shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the foreign shareholder’s current and past ownership of the Fund.
Foreign shareholders should consult their tax advisers and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund.
Foreign shareholders also may be subject to “wash sale” rules to prevent the avoidance of the tax-filing and -payment obligations discussed above through the sale and repurchase of Fund shares.
In order for a foreign shareholder to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). Foreign shareholders should consult their tax advisors in this regard.
Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisers about their particular situation.
A foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal income tax referred to above.

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A beneficial holder of shares who is a non-U.S. person may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal tax on income referred to above.
Backup Withholding
The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of taxable distributions and redemption proceeds paid to any individual shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a shareholder recognizes a loss of at least $2 million in any single taxable year or $4 million in any combination of taxable years for an individual shareholder or $10 million in any single taxable year or $20 million in any combination of taxable years for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Other Reporting and Withholding Requirements
Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on ordinary dividends it pays. The IRS and Department of Treasury have issued proposed regulations providing that these withholding rules will not be applicable to the gross proceeds of share redemptions or Capital Gain Dividends the Fund pays. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., short-term capital gain dividends and interest-related dividends).
Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s foreign financial accounts, if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). Shareholders should consult a tax advisor, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.
Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.
Shares Purchased Through Tax-Qualified Plans
Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of the Fund as an investment through such plans and the precise effect of an investment on their particular tax situation.
BROKERAGE
When effecting portfolio transactions on behalf of the Fund, the Adviser seeks to obtain the best overall terms available for the Fund. While the Adviser generally seeks reasonably competitive spreads or commissions, the Fund will not necessarily be paying the lowest spread or commission available. In assessing the best overall terms available for any transaction, the Adviser considers factors deemed relevant, including: (i) the nature, size and type of the security being traded and the character of the markets for which the security will be purchased or sold; (ii) the activity, existing and expected, in the market for the particular security and the desired timing of the trade; (iii) the proposed transaction

37

price as compared to the current carrying cost of the investment; (iv) the speed and likelihood of execution; (v) the liquidity profile of the investment; (vi) the ability of a broker-dealer to maintain confidentiality, including trade anonymity; (vii) the quality of the execution, clearance, and settlement services of a broker-dealer; (viii) the liquidity needs, allocation requirements and investment guidelines of the broader Fund portfolio; and (ix) the ability to redeem or purchase shares directly from the issuer.
The Sub-Adviser is directly responsible for the execution of its portfolio investment transactions on behalf of the Fund and the allocation of brokerage. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.
In executing transactions, the Sub-Adviser will seek to obtain the best execution for the transactions, and may take into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, and in the case of transactions effected by the Sub-Adviser with unaffiliated brokers, the firm’s risk in positioning a block of securities. Although the Sub-Adviser generally will seek reasonably competitive commission rates, the Sub-Adviser will not necessarily pay the lowest commission available on each transaction. The Sub-Adviser will have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.
Following the principle of seeking best execution, the Sub-Adviser may place brokerage business on behalf of the Fund with brokers that provide the Sub-Adviser and its affiliates with supplemental research, market and statistical information (“soft dollars”), including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Sub-Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Sub-Adviser or its affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information is used by the Sub-Adviser in connection with the Fund. Conversely, the information provided to the Sub-Adviser by brokers and dealers through which other clients of the Sub-Adviser and its affiliates effect securities transactions may be useful to the Sub-Adviser in providing services to the Fund.
The Sub-Adviser may execute portfolio brokerage transactions through its affiliates and affiliates of the Adviser, in each case subject to compliance with the Investment Company Act.
Regular Broker Dealers
The Fund is required to identify the securities of its regular brokers or dealers (as defined in Rule 10b-1 under the Investment Company Act) or their parent companies held by the Fund as of the close of its most recent fiscal year and state the value of such holdings. As of the date of this SAI, the Fund did not hold any securities of its regular brokers or dealers or their parent companies.
Brokerage Commissions
The table below sets forth information concerning the payment of brokerage commissions (which do not include dealer “spreads” (markups or markdowns) on principal trades) in connection with portfolio transactions executed by the Fund’s Adviser and Sub-Advisers for the indicated fiscal years. None of these amounts were paid to any broker affiliated with the Adviser or relevant Sub-Adviser.

Total Brokerage Commissions Paid*	2026	2025	2024
Portion of Fund managed by the Adviser	$[ ]	$115,860	$403,500
Portion of the Fund managed by Brookfield	$[ ]	$579,639	$545,329
Total	$[ ]	$709,249	$1,072,982

*	Fiscal year ending 3/31
Brookfield
In evaluating the best execution of client transactions, PSG will consider the full range and quality of a broker’s services, taking into account all relevant factors. Although it is not possible to create a definitive list of factors to guide this determination, PSG may consider some or all of the following: price of security; commission rate; execution

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capability, including execution speed and reliability; trading expertise and knowledge of the other side of the trade; financial responsibility; responsiveness; reputation and integrity; capital commitment; value of research or brokerage services or products provided; access to underwritten and secondary market offerings; confidentiality; reliability in keeping records; fairness in resolving disputes; market depth and available liquidity; recent order flow; timing and size of an order; and current market conditions.
In selecting broker-dealers to execute client transactions, PSG will bear in mind that no factor is necessarily determinative and that seeking to obtain best execution for all client trades must take precedence over all other considerations.
PSG pays for some services with soft dollars; however, it generally limits its participation in these arrangements annually to an amount that, in its judgment, ensures best execution of client transactions. It is their policy to use all soft dollar credits generated by brokerage commissions attributable to client accounts in a manner consistent with the “safe harbor” established by Section 28(e) of the Securities Exchange Act. During the Fund’s Fiscal year ending March 31, 2026, the Fund traded approximately $[ ] through brokers where it has a soft dollar relationship. The Fund paid approximately $[ ] in commissions to these brokers.

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FINANCIAL STATEMENTS
The Fund’s audited financial statements appearing in the Fund’s [Annual Report] on Form N-CSR for the fiscal year ended March 31, 2026 are incorporated by reference in this Statement of Additional Information and have been so incorporated in reliance upon the report of [ ], independent registered public accounting firm for the Fund, whose report is included in such Annual Report.

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APPENDIX A - PROXY VOTING POLICIES AND PROCEDURES
Harrison Street Private Wealth – Proxy Voting Policy
Most Recently Revised: December 3, 2025
Background
Rules 206(4)-6 and 204-2 under the Investment Advisers Act of 1940 (the “Adviser’s Act”) help regulate proxy voting by investment advisers with authority to vote their clients’ proxies. Under the Advisers Act, an adviser is a fiduciary that owes each of its clients the duties of care and loyalty with respect to all services undertaken on the client’s behalf. To satisfy its duty of loyalty, the adviser should cast proxy votes in a way that will advance the best interest of its client. The adviser should not put its own interests ahead of the client’s. Under Rule 206(4)-6, it is a fraudulent, deceptive, or manipulative act, practice or course of business for investment advisers to exercise voting authority over client proxies unless they:
•	Adopt and implement written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the client’s best interest;
•	Disclose to clients how they may obtain information regarding how their proxies were voted; and
•	Describe proxy voting policies and procedures and furnish a copy of the policies and procedures to the client when requested to do so.
Policies and Procedures
Voting Guidelines
Harrison Street Private Wealth LLC (the “Company”) may be delegated the authority to vote proxies on behalf of its Clients, which as of the date of this policy include private charitable trusts established as pooled income funds (“PIFs”) under Section 642(c)(5) of the Internal Revenue Code of 1986, as amended, and closed-end interval funds (“Interval Funds”) and exchange traded funds (“ETFs”) registered under the Investment Company Act of 1940 (together, the “Registered Funds”, and collectively with the PIFs referred herein as “Clients”). The PIFs are managed for the benefit of a single non-profit entity (the “Non-Profit”), and the Non-Profit votes all proxies of the underlying mutual funds held by each PIF.
For the Registered Funds, the Company is delegated the authority to vote proxies and in turn delegates its authority to vote proxies of publicly traded securities to each Registered Fund’s respective sub-adviser, subject to Board approval and ongoing oversight of the proxy voting policies and procedures of each Sub-Adviser. If an issuer of a direct investment or a private institutional investment fund held by an Interval Fund submits a matter for a vote, the Company will vote on the matter in a way that it believes is in the best interest of the Interval Fund and in accordance with the following proxy voting guidelines (the “Voting Guidelines”):
•	In voting proxies, the Company is guided by general fiduciary principles. The Company’s goal is to act prudently, solely in the best interest of its Clients.
•
The Company attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder value.

•	The Company, absent particular reason, will generally vote with management’s recommendations on routine matters. Other matters will be voted on a case-by-case basis.
The Company applies its Voting Guidelines in a manner designed to identify and address material conflicts that may arise between the Company’s interests and those of its Clients before voting proxies on behalf of such Clients. Harrison Street Private Wealth LLC relies on the following to seek to identify conflicts of interest with respect to proxy voting and assess their materiality:
•
The Company’s employees are under an obligation (i) to be aware of the potential for conflicts of interest on the part of the Company with respect to voting proxies on behalf of Clients, both as a result of an employee’s personal relationships and due to special circumstances that may arise during the conduct of the Company’s business, and (ii) to bring conflicts of interest of which they become aware to the attention of the Company’s Chief Compliance Officer (“CCO”).

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•
The CCO works with appropriate personnel of the Company to determine whether an identified conflict of interest is material. A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Company’s decision making in voting the proxy. All materiality determinations will be based on an assessment of the particular facts and circumstances. The Company shall maintain a written record of all materiality determinations.

•	If it is determined that a conflict of interest is not material, the Company may vote proxies notwithstanding the existence of the conflict.
•
If it is determined that a conflict of interest is material, the Company may seek legal assistance from appropriate counsel for the Company to determine a method to resolve such conflict of interest before voting proxies affected by the conflict of interest. Such methods may include:

•	disclosing the conflict to a Client’s Board and obtaining the consent from a Client’s Board before voting;
•	engaging another party on behalf of a Client to vote the proxy on its behalf;
•	engaging a third-party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or
•	such other method as is deemed appropriate under the circumstances given the nature of the conflict.
Books and Records
The Company’s CCO is responsible for ensuring the appropriate books and records are maintained for each proxy voted on behalf of a client when the Company has proxy voting authority. As proxy votes for the Registered Funds’ investments in publicly traded securities are generally the responsibility of each Fund’s sub-advisers, all sub-advisers will be contractually required to maintain the necessary books and records and will be asked to certify to this fact on a periodic basis. In the event the Company directly votes a proxy, appropriate records will be maintained in accordance with Rule 204-2, including:
•	Copies of all policies and procedures required by Rule 206(4)-6.
•
A copy of each proxy statement that the investment adviser receives regarding a Client’s securities. (An adviser may satisfy this requirement by relying on a third-party, such as a proxy voting service, or the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system.)

•
A record of each vote cast by the Company on behalf of a Client. (The Company may satisfy this requirement by relying on a third-party service to provide these records. The third party should be capable of providing documents promptly upon request.)

•	A copy of any document created by the Company that was material in making a decision on how to vote proxies on a Client’s behalf or that articulates the basis for that decision.
•
A copy of each written Client request for information on how the Company voted proxies on the Client’s behalf, as well as a copy of any written response by the Company to any written or oral client request for information.

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Brookfield Public Securities Group LLC (“PSG”)
Proxy Voting Policy and Procedures
Effective and Approved as of August 23, 2018
Update as of March 2025
Brookfield Public Securities Group LLC and affiliates (collectively referred to as “PSG”) have adopted this policy and procedures to guide PSG’s voting of proxies related to securities for the client accounts over which PSG has been delegated and/or granted proxy voting authority. PSG is an Investment Advisers registered with the U.S. Securities Exchange Commission. PSG is an indirect wholly owned subsidiary of Brookfield Corporation and Brookfield Asset Management Ltd.
Policy & Procedures
It is the policy and practice of Brookfield Public Securities Group LLC (“PSG”) to vote proxies consistent with its: fiduciary duty, the PSG Proxy Voting Policy and Procedures, and the best interests of clients, in compliance with Rule 206(4)-6 under the Advisers Act. In most, if not all cases, the best interest of clients will mean that the proxy ballot proposals which PSG believes will maximize the value of portfolio securities will be approved.
PSG clients generally grant PSG the authority to vote proxies in accordance with PSG’s Proxy Voting Policy and Procedures. In meeting its fiduciary duty to clients, PSG will monitor corporate and regulatory events and to vote proxies consistent with the best interests of its clients. In this regard, PSG seeks to ensure that all votes are free from unwarranted and inappropriate influences.
Accordingly, PSG generally votes proxies in a uniform manner for its clients and in accordance with this Policy and Procedures.
However, in certain cases, a PSG client will require PSG to vote proxies on behalf of that client’s account or fund in accordance with the client’s proxy voting policy and procedures.
Proxy Voting Working Group
PSG has established a cross-functional Proxy Voting Working Group. The Proxy Voting Working Group is responsible for overseeing the proxy voting process and ensuring that PSG meets its regulatory and corporate governance obligations in the voting of proxies relating to securities held in client accounts.
The PSG Proxy Voting Working Group meets regularly with representatives of the: Legal, Compliance, Operations, and Investment Teams.
Proxy Voting Controls
PSG has engaged Institutional Shareholder Services Inc. (“ISS”), an independent, third party, subject matter expert to act as our agent to vote proxies. PSG generally adopts ISS’ Proxy Voting Guidelines as the PSG’s proxy voting guidelines after review, consideration and determinations, if any, made by the PSG Proxy Voting Working Group (“PSG Proxy Voting Guidelines”). PSG believes that having an independent third party’s framework, background information, recommendations and analysis helps to ensure that all proxy voting decisions are made by PSG in the best interest of PSG’s clients.1 Unless otherwise specifically provided in the agreement between the client and PSG, ISS will generally be responsible for voting on proxy ballot issues as the agent of PSG pursuant the PSG Proxy Voting Guidelines as incorporated into this PSG Proxy Voting Policy and Procedures. A copy of the PSG Proxy Voting Guidelines is available upon request.
There may be instances in which a PSG investment professional may cast a vote different from an ISS recommendation if PSG has identified it would be in the best interest of its clients to do so. Such instances receive scrutiny from the Proxy Voting Working Group and are recorded for books and records.
[1]
The “ISS Proxy Voting Guidelines” are opened to comment period annually, allowing the PSG Proxy Voting Working Group an opportunity to review, provide comments and incorporate current views and enables PSG to follow industry best practices. After such comment period ISS makes its Guidelines available to the public on their web site.

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Control of Possible Conflicts
PSG votes proxies without regard to any other business relationship between PSG and the company to which the proxy relates.
PSG will seek to identify material conflicts of interest that may arise between a company for which it votes proxies (“Company”) and PSG, such as the following relationships:
•	PSG serves as an investment advisor to the pension or other investment account of the Company or PSG is seeking to serve in that capacity; or
•	PSG provides or is seeking to provide material investment advisory or other services to a portfolio company or its affiliates whose management is soliciting proxies; or
•	PSG and the Company have a lending or other financial relationship.
PSG will recuse itself from any voting of proxies in the event a conflict is identified. PSG will instruct ISS to prohibit PSG to vote and will rely entirely on ISS to vote or take other appropriate action.
PSG must identify and assess material conflicts of interest which may arise between ISS and any company to which ISS provides services. This includes both initial and ongoing assessments (as ISS’s business and/or policies and procedures regarding conflicts of interest may change over time). For the ongoing assessment, PSG will establish and implement measures reasonably designed to identify and address conflicts that may arise, such as by requiring ISS to update PSG of changes to ISS conflict policies and procedures or business changes including ownership of ISS. On an annual basis PSG will conduct an on-site or virtual due diligence review of ISS.
Special Controls
Proxies relating to foreign securities held by Clients are also subject to the PSG Proxy Voting Policy and Procedures. In certain foreign jurisdictions, however, the voting of proxies can result in additional restrictions that have an economic impact to the security, such as “share-blocking.”
If PSG votes on the proxy, share-blocking may prevent PSG from selling the shares of the foreign security for a period. In determining whether to vote proxies subject to such restrictions, PSG, in consultation with the PSG Proxy Voting Working Group, considers whether the vote, either or together with the votes of other shareholders, is expected to affect the value of the security that outweighs the cost of voting. If PSG votes a proxy, and during the “share-blocking period” PSG would like to sell the affected foreign security, PSG, in consultation with the PSG Proxy Voting Working Group, will attempt to recall the shares (as allowable within the market timeframe and practices).
Sometimes securities held in client accounts will be the subject of class action lawsuits. PSG actively seeks out any open and eligible class action lawsuits for client accounts. To this end, PSG has retained a third-party service provider to review class action lawsuits, determine client account’s eligibility, file claim forms and other required documentation monitor progress and ultimate resolution of class actions, and ensure receipt of class action proceeds and payment to client accounts.
Proxy Voting Testing and Oversight
Representatives of the PSG Proxy Voting Working Group monitor the actions taken by the third-party proxy voting agent through the ISS web portal.
PSG will, on an annual basis, perform due diligence of ISS. Cross functional representatives from both PSG and ISS participate to:
•	Address any material deficiencies in the execution of ISS’ duties on behalf of PSG and its client accounts.
•	Discuss or propose any changes or additions to the services provided.
•	Discuss any material business issues of ISS which may impact the services it provides to PSG including any possible conflicts.
•	Discuss regulatory changes that impact both ISS and PSG and corresponding steps leading to compliance.
•	Review independent audit reports.

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Special Considerations for Reporting to Fund Boards
PSG will prepare periodic reports for submission to the Boards of Directors of its affiliated funds (the “Funds”) describing:
•
Any issues arising under the PSG Proxy Voting Policy and Procedures since the last report to the Funds’ Boards of Directors/Trustees and the resolution of such issues, including but not limited to, information about conflicts of interest not addressed in the PSG Proxy Voting Policy and Procedures;

•
any proxy votes made by PSG on behalf of the Funds since the last report to such Funds’ Boards of Directors/Trustees that deviated from the PSG Proxy Voting Policy and Procedures, with reasons for any such deviations.

•
In addition, no less frequently than annually, PSG will provide the Boards of Directors/Trustees of the Funds with a written report of any recommended changes based upon PSG’s experience under the PSG Proxy Voting Policy and Procedures, evolving industry practices and developments in the applicable laws or regulations.

•
The PSG Proxy Voting Working Group shall periodically review and update the PSG Proxy Voting Policies and Procedures as necessary. Any material amendments to the PSG Proxy Voting Policy and Procedures (including the material changes to the PSG Proxy Voting Guidelines) shall be provided to the Boards of Directors of the Brookfield Funds for review and approval.

Special Considerations for Books & Records
•
PSG will maintain all records that are required under, and in accordance with, all applicable regulations, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, which include, but not limited to:

•	The PSG Proxy Voting Policy and Procedures, as amended from time to time;
•	Records of votes cast with respect to proxies, reflecting the information required to be included in Form N-PX filings for each of the (i) Brookfield Funds, and (ii) PSG, as applicable; and
•
Records of written client requests for proxy voting information and any written responses of PSG to such requests; and any written materials prepared by PSG that were material to making a decision in how to vote, or that memorialized the basis for the decision.

•	PSG maintains a separate “PSG Books and Records Policy and Procedures” which is available upon request.

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PART C. OTHER INFORMATION

Item 25.  Financial Statements and Exhibits:

1.	Financial Statements:

Included in Part A: Financial highlights for the fiscal years ended March 31, 2025, 2024, 2023, 2022, 2021, 2020 and 2019, and the fiscal period from September 18, 2017 (Inception) to March 31, 2018.

Included in Part B: Reference is made to the Registrant’s financial statements, accompanying notes and report of the independent registered public accounting firm thereon for the fiscal year ended March 31, 2025 which were included with the Registrant’s Annual Report on Form N-CSR filed with the Commission on June 4, 2025 (File No. 811-23201), which is incorporated by reference into this Post-Effective Amendment in its entirety.

[Unaudited financial statements and financial highlights for the fiscal period ended September 30, 2025, are included in the Fund’s Form N-CSR and are incorporated herein by reference.]

The 2025 Annual Report is also available for download free of charge at https://www.harrisonstpw.com/investment-funds/vcrrx/.

2.	Exhibits:

a(1)	Certificate of Formation, previously filed as an exhibit to the Registrant’s initial Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on October 19, 2016 and incorporated herein by reference.
a(2)	Amendment to Certificate of Formation, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 8 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 29, 2025 and incorporated herein by reference.
b(1)	Amended and Restated Limited Liability Company Agreement dated November 20, 2020, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-236976; 811-23201) on July 29, 2021 and incorporated herein by reference.
b(2)	Amended and Restated Limited Liability Company Agreement dated January 9, 2024, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 7 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on May 30, 2025 and incorporated herein by reference.
b(3)	Amendment to the Amended and Restated Limited Liability Company Agreement dated July 28, 2025, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 8 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 29, 2025 and incorporated herein by reference.
c	Not applicable.
d	Article III, Sections 3.5 (Actions by Members) and 3.10 (Powers of Members) and Article VII, Section 7.2 (Rights and Liabilities with Respect to Shares) of the Amended and Restated Limited Liability Company Agreement, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 7 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on May 30, 2025 and incorporated herein by reference.

e	Dividend Reinvestment Plan, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 8 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 29, 2025 and incorporated herein by reference.
f	Not applicable.
g(1)	Investment Management Agreement between the Registrant and the Adviser, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 3, 2017 and incorporated herein by reference.
g(2)	Brookfield Investment Management Inc. Investment Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on August 16, 2017 and incorporated herein by reference.
g(3)	Amendment to Brookfield Investment Management Inc. Investment Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File Nos. 333-236976; 811-23201) on March 6, 2020 and incorporated herein by reference.
g(4)	Second Amendment to Brookfield Investment Management Inc. Investment Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-236976; 811-23201) on July 29, 2021 and incorporated herein by reference.
g(5)	Investment Management Agreement between the Fund and the Adviser, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on October 11, 2022 and incorporated herein by reference.
g(6)	Brookfield Public Securities Group LLC Investment Sub-Advisory Agreement between the Adviser and Brookfield Public Securities Group LLC, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on October 11, 2022 and incorporated herein by reference.
g(7)	Investment Management Agreement between Versus Capital Real Assets Sub-REIT II LLC and the Adviser, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement filed on Form N-2 (File No. 333-261313; 811-23201) on July 29, 2024 and incorporated herein by reference.
g(8)	Investment Management Agreement between VCRRX Subsidiary LLC and the Adviser, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement filed on Form N-2 (File No. 333-261313; 811-23201) on July 29, 2024 and incorporated herein by reference.
g(9)	Management Fee Waiver Agreement between the Registrant and the Adviser, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement filed on Form N-2 (File No. 333-261313; 811-23201) on July 29, 2024 and incorporated herein by reference.
g(10)	Management Fee Waiver Agreement between Versus Capital Real Assets Sub-REIT II LLC and the Adviser, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement filed on Form N-2 (File No. 333-261313; 811-23201) on July 29, 2024 and incorporated herein by reference.
h	Distribution Agreement by and between the Fund and Foreside Funds Distributors LLC (the “Distribution Agreement”), previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File No. 333-261313; 811-23201) on November 23, 2021 and incorporated herein by reference.
i	Not applicable.

j(1)	Custody Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on March 11, 2024 and incorporated herein by reference.
j(2)	Foreign Custody Delegation Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on March 11, 2024 and incorporated herein by reference.
k(1)	Administration and Accounting Services Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 3, 2017 and incorporated herein by reference.
k(2)	Amendment to Administration and Accounting Services Agreement dated August 9, 2018, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 22, 2022 and incorporated herein by reference.
k(3)	Amendment to Administration and Accounting Services Agreement dated February 12, 2019, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 22, 2022 and incorporated herein by reference.
k(4)	Amendment and Joinder to Administration and Accounting Services Agreement dated April 2, 2019, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 22, 2022 and incorporated herein by reference.
k(5)	Amendment and Joinder to Administration and Accounting Services Agreement dated October 22, 2019, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 22, 2022 and incorporated herein by reference.
k(6)	Transfer Agency and Shareholder Services Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 3, 2017 and incorporated herein by reference.
k(7)	Expense Limitation and Reimbursement Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 3, 2017 and incorporated herein by reference.
k(8)	Powers of Attorney, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 5 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 24, 2019 and incorporated herein by reference.
k(9)	Power of Attorney of Susan K. Wold, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on October 11, 2022 and incorporated herein by reference.
k(10)	Power of Attorney, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on July 27, 2023 and incorporated herein by reference.
k(11)	Power of Attorney dated May 29, 2024, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement filed on Form N-2 (File No. 333-261313; 811-23201) on July 29, 2024 and incorporated herein by reference.
k(12)	Administration and Fund Accounting Agreement between the Registrant and UMB Fund Services, Inc., previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 7 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on May 30, 2025 and incorporated herein by reference.

k(13)	Transfer Agency Agreement between the Registrant and UMB Fund Services, Inc., previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 7 to its Registration Statement filed on Form N-2 (File Nos. 333-261313; 811-23201) on May 30, 2025 and incorporated herein by reference.
l(1)	Opinion and Consent of Ropes & Gray LLP, previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File No. 333-261313; 811-23201) on November 23, 2021 and incorporated herein by reference.
l(2)	Consent of Simpson Thacher & Bartlett LLP– Filed herewith.
m	Not applicable.
n	Consent of Independent Registered Public Accounting Firm – to be filed by amendment.
o	Not applicable.
p	Not applicable.
q	Not applicable.
r(1)	Joint Code of Ethics of the Fund and the Adviser, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 8 to its Registration Statement filed on Form N-2 (File No. 333-261313) on July 29, 2025.
r(2)	Code of Ethics of Brookfield Investment Management Inc., previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 3, 2017 and incorporated herein by reference.

Item 26. Marketing Arrangements:

See the Distribution Agreement filed as Exhibit h to the Registrant’s Registration Statement on Form N-2 (File No. 333-261313; 811-23201) on November 23, 2021 and incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution:

Not applicable

Item 28. Persons Controlled by or Under Common Control:

The Fund owns 100% of the outstanding voting securities of Versus Capital Real Assets Sub-REIT II LLC (the “Sub-REIT”). The Sub-REIT is a Delaware limited liability company.

VCRRX Subsidiary LLC, a Delaware limited liability company, is a wholly-owned subsidiary of the Fund and is consolidated for financial reporting purposes.

Item 29. Number of Holders of Securities as of June 30, 2026:

Set forth is the number of record holders as of the date of this Registration Statement of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common	[ ]

Item 30. Indemnification:

Reference is made to Article III, Section 3.8 of the Registrant’s Limited Liability Company Agreement, incorporated by reference hereto (the “LLC Agreement”), and Section 7 of the Registrant’s Distribution Agreement (the “Distribution Agreement”), filed as Exhibit h(l) which was previously filed and is incorporated by reference hereto.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, manager, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser:

A description of certain other business, profession, vocation, or employment of a substantial nature in which an investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant’s prospectus in Part A herein in the section entitled “Management of the Fund,” regarding the Registrant’s adviser, Harrison Street Private Wealth LLC (the “Adviser”), a registered adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Further information as to the members and officers of the Adviser is included in the Adviser’s Form ADV as filed with the Commission (File No. 801-72298), and is incorporated herein by reference.

This information with respect to Brookfield Public Securities Group LLC, the Registrant’s investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-34605), which is incorporated herein by reference.

Item 32. Location of Accounts and Records:

UMB maintains certain required accounting-related and financial books and records of the Registrant at 235 W. Galena St., Milwaukee, WI 53212. All other required books and records are maintained by the Adviser and the Registrant at 5050 S. Syracuse Street, Denver, Colorado 80237, and the Registrant’s sub-adviser, Brookfield Public Securities Group LLC, Brookfield Place, 225 Liberty Street, New York, New York 10281.

Item 33. Management Services:

Not applicable.

Item 34. Undertakings:

1.	Not applicable.
2.	Not applicable.
3.	The Registrant undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B under the Securities Act:

(A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C under the Securities Act: Each prospectus filed pursuant to Rule 424 under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.
5.	Not applicable.
6.	Not applicable.
7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 28th day of May, 2026.

HARRISON STREET REAL ASSETS FUND LLC

By:	/s/ Mark D. Quam
Name:	Mark D. Quam
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 28, 2026.

Name:	Title:

/s/ Mark D. Quam
Mark D. Quam	Chief Executive Officer (Principal Executive Officer)

/s/ Casey R. Frazier
Casey R. Frazier*	Director and Chief Investment Officer

/s/ Robert F. Doherty
Robert F. Doherty*	Director

/s/ Jeffry A. Jones
Jeffry A. Jones*	Director

/s/ Richard J. McCready
Richard J. McCready*	Director

/s/ Paul E. Sveen
Paul E. Sveen*	Director

/s/ Susan K. Wold
Susan K. Wold*	Director

/s/ Brian Petersen
Brian Petersen	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

*By:	/s/ Jillian Varner
Jillian Varner**
Chief Compliance Officer

**	Attorney-in-fact pursuant to the powers of attorney that are filed as Exhibit k(11) to the Fund’s Post-Effective Amendment No. 6 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333- 261313 and 811-23201 (filed July 29, 2024)

EXHIBIT INDEX

l(2)	Consent of Simpson Thacher & Bartlett LLP